Electronic Arts Inc.
Fiscal Year 2009
Proxy Statement and Annual Report

Notice of 2009 Annual Meeting and Proxy Statement

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June 12, 2009

DEAR FELLOW STOCKHOLDERS:

You are cordially invited to join us at our 2009 Annual Meeting of Stockholders on July 29, 2009 at 2:00 p.m. The meeting will be held at the headquarters campus of Electronic Arts in Building 250 (please note that the street address for Building 250 is 250 Shoreline Drive, Redwood City, California). For your convenience, we are also pleased to offer a live webcast of our Annual Meeting on the Investor Relations section of our web site at *http://investor.ea.com*. At this meeting, we are asking the stockholders to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
- Approve our Employee Stock Option Exchange Program;
- Approve amendments to our 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2010.

After the meeting, we will report on our recent performance and answer your questions.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials you received in the mail and in this proxy statement. We have also made available a copy of our Annual Report for the fiscal year ended March 31, 2009 with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

We are pleased to be furnishing proxy materials to stockholders primarily over the Internet. We believe that this process conserves natural resources, reduces the environmental impact of our Annual Meeting, expedites the delivery of this important information to you, and reduces our printing and mailing costs. For further information, please see the Commonly Asked Questions and Answers section of this proxy statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Electronic Arts. We look forward to seeing you at the 2009 Annual Meeting.

Sincerely,

John S. Riccitiello
Chief Executive Officer

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Notice of 2009 Annual Meeting of Stockholders

DATE: July 29, 2009

TIME: 2:00 p.m.

PLACE: ELECTRONIC ARTS' HEADQUARTERS
Building 250*
209 Redwood Shores Parkway
Redwood City, CA 94065

* *Please note: Building 250 is located on the headquarters campus at 250 Shoreline Drive*

MATTERS TO BE VOTED UPON:

1. The election of Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
2. Approve our Employee Stock Option Exchange Program
3. Approve amendments to the 2000 Equity Incentive Plan;
4. Approve an amendment to the 2000 Employee Stock Purchase Plan;
5. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2010; and
6. Any other matters that may properly come before the meeting.

OUR BOARD OF DIRECTORS RECOMMENDS YOU VOTE **FOR** EACH OF THE NOMINEES AND **FOR** EACH PROPOSAL.

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Stockholders of record as of the close of business on June 8, 2009 are entitled to notice of the meeting and to attend and vote at the meeting. A complete list of these stockholders will be available at Electronic Arts' headquarters prior to the meeting.

By Order of the Board of Directors,

Stephen G. Bené
Senior Vice President, General Counsel and Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the 2009 Annual Meeting of Stockholders. The proxy materials, including this proxy statement, proxy card and voting instructions, contain important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read them carefully.

The Board has set June 8, 2009 as the record date for the meeting. Stockholders who owned common stock on that date are entitled to notice of the meeting, and to attend and vote at the meeting, with each share entitled to one vote. There were 323,046,081 shares of common stock outstanding on the record date.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are providing access to our proxy materials to our stockholders by providing such documents on the Internet. The Notice of Annual Meeting, proxy statement, our 2009 Annual Report and form of proxy were distributed and/or made available via the Internet to stockholders on or about June 12, 2009. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials (the "Notice") or request a printed set of the proxy materials be sent to them, by following the instructions in the Notice.

The Notice will also provide instructions on how to inform us to send future proxy materials to you electronically by email or in printed form by mail. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email or printed form by mail will remain in effect until you terminate it. ***We encourage you to choose to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you, and will help conserve natural resources.***

In this proxy statement:

- "EA", "we", "our" and "the Company" mean Electronic Arts Inc.
- "2000 Equity Plan" and "Equity Plan" mean EA's 2000 Equity Incentive Plan.
- "2000 Purchase Plan" and "Purchase Plan" mean EA's 2000 Employee Stock Purchase Plan.
- Holding shares in "street name" means your EA shares are held in an account at a bank, brokerage firm or other nominee.
- "Common stock" means EA's common stock, as described in EA's current Amended and Restated Certificate of Incorporation.
- "Fiscal 2010", "fiscal 2009", "fiscal 2008", and "fiscal 2007" refer to EA's fiscal years ending or ended (as the case may be) on March 31, 2010, 2009, 2008, and 2007, respectively.
- We use "independent auditors" to refer to an independent registered public accounting firm.
- "Annual Report" and "2009 Annual Report" refer to our annual report for the fiscal year ended March 31, 2009.
- All share and per-share information has been adjusted to reflect the September 2000 and November 2003 two-for-one splits of our common stock.

VOTING YOUR SHARES

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section entitled Commonly Asked Questions and Answers set forth below in this proxy statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

COMMONLY ASKED QUESTIONS AND ANSWERS

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at our 2009 Annual Meeting of Stockholders, which will take place on Wednesday, July 29, 2009 at 2:00 p.m. local time, at our corporate headquarters in Redwood City, California. This proxy statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this proxy statement and our annual report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, provides instructions as to how to access and review all of the proxy materials on the Internet. The Notice also instructs how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Can I vote my shares by filling out and returning the Notice?

No, however, the Notice provides instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by submitting a ballot in person at the meeting.

Who can vote at the Annual Meeting?

Stockholders who owned common stock on June 8, 2009 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the shareowner of record. As the shareowner of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the shareowner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote.

What am I voting on?

We are asking you to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Gary M. Kusin, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson and Linda J. Srere to the Board of Directors to hold office for a one-year term;
- Approve our Employee Stock Option Exchange Program;
- Approve amendments to the 2000 Equity Incentive Plan to (a) increase the number of shares authorized under the Equity Plan by 20,800,000 shares, and (b) replace the 1.82 multiple that is currently used to reduce the number of shares remaining available for issuance under the Equity Plan upon issuance of restricted stock and restricted stock unit awards with 1.43, so that each share of restricted stock or restricted stock unit awards granted after July 29, 2009 will reduce the number of shares remaining available for issuance by 1.43 shares;
- Approve an amendment to the 2000 Employee Stock Purchase Plan to increase by 3,000,000 the number of shares of common stock reserved for issuance under the Purchase Plan; and
- Ratify the appointment of KPMG LLP as our independent auditors for fiscal 2010.

How do I vote my shares if I won't be able to attend the Annual Meeting in person?

You do not need to attend the Annual Meeting in person in order to vote. You may, instead, vote over the Internet, by telephone or by mail (if you have requested printed proxy materials). By doing so, you are giving a proxy appointing John S. Riccitiello (the Company's Chief Executive Officer) and Eric F. Brown (the Company's Chief Financial Officer) to vote your shares at the meeting as you have instructed. If a proposal comes up for vote at the meeting for which you have not indicated an instruction, Mr. Riccitiello and Mr. Brown will vote your shares according to their best judgment. Even if you currently plan to attend the meeting, it is a good idea to vote on the Internet, by telephone or, if you received printed proxy materials, to complete and return your proxy card before the meeting date just in case your plans change.

- ***By Internet or Telephone*** — If you have telephone or Internet access, you may submit your proxy by following the instructions provided in the Notice or, if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.
- ***By Mail*** — If you request printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with stockbrokers. Please complete and return all proxy cards, or follow the instructions on each Notice to vote by telephone or over the Internet, to ensure that all your shares are voted.

What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Company's Secretary at our corporate headquarters address listed on the Notice of 2009 Annual Meeting of Stockholders);
- Signing another proxy with a later date;
- Voting by telephone or on the Internet at any time prior to 11:59 p.m. Eastern Time on July 28, 2009 (your latest vote is counted); or
- Voting in person at the meeting.

Your proxy will not be revoked if you attend the meeting but do not vote.

Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of election.

How many shares must be present to hold the meeting?

To hold the meeting and conduct business, a majority of EA's outstanding voting shares as of June 8, 2009 must be present or represented by proxies at the meeting. On this date, a total of 323,046,081 shares of common stock were outstanding and entitled to vote. Shares representing a majority, or 161,523,041 shares, of these votes must be present. This is called a quorum.

Shares are counted as present at the meeting if:

- They are voted in person at the meeting, or
- The stockholder has voted via the Internet, by telephone or properly submitted a proxy card.

How are votes counted?

You may vote "for", "against" or "abstain" on each of the proposals. Abstentions, although counted for purposes of determining whether a quorum is present, will not be counted for any other purpose. If you sign and return your proxy without voting instructions, your shares will be counted as a "for" vote in favor of each nominee and in favor of each of the other proposals.

How many votes must the nominees have to be elected as directors?

In an uncontested election (*i.e.*, an election in which EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board's nominees), EA's bylaws require each nominee to receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board. Since we did not receive notice from any stockholder indicating an intention to nominate one or more candidates for election at the 2009 Annual Meeting and as the deadlines for providing such notice have passed, the 2009 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting.

What happens if one or more of the nominees is unable to stand for election?

The Board may reduce the number of directors or select a substitute nominee. In the latter case, if you have completed and returned your proxy card, Mr. Riccitiello and Mr. Brown shall have the discretion to vote your shares for a substitute nominee. They cannot vote for more than ten nominees.

How many votes are required to approve the employee stock option exchange program, to pass the amendments to the 2000 Equity Plan and 2000 Purchase Plan, and to ratify the Company's selection of independent auditors?

The Employee Stock Option Exchange Program, Equity Plan and Purchase Plan amendments, and the ratification of independent auditors must receive a "for" vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against these proposals. Abstentions and broker non-votes will have no effect on the outcome of these proposals.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will also publish the final results in a quarterly report on Form 10-Q, which we will file with the SEC. Once filed, you can request a copy of the Form 10-Q by contacting our Investor Relations department at (650) 628-7352 or the SEC at (800) SEC-0330 for the location of its nearest public reference room. You can also get a copy on the Internet at *http://investor.ea.com* or through the SEC's electronic data system called EDGAR at *www.sec.gov*.

Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the Notices, proxy statements, proxy cards and annual reports. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of common stock.

Whom can I call with any questions about my shares?

If you hold shares in "street name", you may contact your broker. If you don't own your shares through a broker but are a shareholder of record, you may also call our transfer agent, Wells Fargo Shareowner Services, at (800) 468-9716 (or (651) 450-4064 for international callers) or visit their web site at *www.wellsfargo.com/shareownerservices*.

PROPOSALS TO BE VOTED ON

PROPOSAL 1. ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will elect ten directors to hold office for a one-year term until the next Annual Meeting (or until their respective successors are elected and qualified). All nominees have consented to serve a one-year term, if elected.

The Board has nominated the following directors to stand for re-election:

- Leonard S. Coleman
- Gary M. Kusin
- Gregory B. Maffei
- Vivek Paul
- Lawrence F. Probst III
- John S. Riccitiello
- Richard A. Simonson
- Linda J. Srere

In addition, the Board has nominated the following directors to stand for election for the first time this year:

- Jeffrey T. Huber
- Geraldine B. Laybourne

Ms. Laybourne was appointed to the Board on November 5, 2008 and Mr. Huber was appointed to the Board on May 7, 2009.

Required Vote and Board of Directors' Recommendation

In accordance with our bylaws, if EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board's nominees in a director election, or if such stockholder has withdrawn all such nominations by the tenth day preceding the date on which we first mail our notice of meeting to stockholders, then the election of directors will be considered "uncontested". Since we did not receive notice from any stockholder indicating an intention to nominate one or more candidates for election at the 2009 Annual Meeting and as the deadlines for providing such notice have passed, the 2009 election will be uncontested. As such, each nominee must receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board. Shares represented by your proxy will be voted by the proxy holders "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote "against" any or all of such nominees or you mark your proxy to "abstain" from so voting.

In accordance with our Corporate Governance Guidelines, the Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. The Board shall nominate for election or re-election as director only candidates who have previously tendered or, in the case of candidates who have not yet become members of the Board, have agreed to tender promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (i) a failure to receive the required majority vote at the next annual or special meeting at which they face re-election in an uncontested election, and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by other directors in accordance with these guidelines.

If an incumbent director fails to receive the required majority vote in an uncontested election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

The Board recommends a vote FOR each of the nominees.

Director Biographies

Each of the following directors has been nominated for re-election or election, as the case may be, at the 2009 Annual Meeting.

Leonard S. Coleman
Director since 2001
Mr. Coleman, age 60, served as Senior Advisor to Major League Baseball from 1999 until 2005 and, from 2001 to 2002, was the Chairman of ARENACO, a subsidiary of Yankees/Nets. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman serves on the Board of Directors of the following public companies: Avis Budget Group, Churchill Downs Inc., H.J. Heinz Corporation and Omnicom Group Inc.

Jeffrey T. Huber
Director since 2009
Mr. Huber, age 41, is Senior Vice President of Engineering at Google Inc., where he has worked since 2003. From 2001 to 2003, Mr. Huber served as Vice President of Architecture and Systems Development at eBay Inc. Prior to joining eBay, Mr. Huber was Senior Vice President of Engineering at Excite@Home, where he worked from 1996 to 2001. Earlier in his career, he was a Technology Consultant with McKinsey & Company and founded a software development start-up. Mr. Huber holds a B.S. degree in Computer Engineering from the University of Illinois and a Masters degree from Harvard University.

Gary M. Kusin
Director since 1995; Lead Director since 2006
Mr. Kusin, age 57, is a Senior Advisor at TPG (formerly Texas Pacific Group). He has been with TPG since June 2006. He served as the President and Chief Executive Officer of Fedex Kinko's Office and Print Services, an operating division of Fedex, Inc. from August 2001 until February 2006. Fedex Kinko's is a leading provider of document solutions and business services. From September 1998 to July 2001, he was the Chief Executive Officer of HQ Global Workplaces, Inc., a global leader in office outsourcing. Prior to September 1998, Mr. Kusin was co-founder and Chairman of Kusin Gurwitch Cosmetics, LLC and co-founder and President of Babbages, Inc. Mr. Kusin serves on the Board of Directors of privately-held companies, including PETCO and Sabre Holdings.

Geraldine B. Laybourne
Director since November 2008
Ms. Laybourne, age 62, founded Oxygen Media, a cable television network, in 1998 and served as its Chairman and Chief Executive Officer until November 2007, when the network was acquired by NBC Universal. Prior to founding Oxygen, Ms. Laybourne spent 16 years at Nickelodeon, a cable television network. From 1996 to 1998, Ms. Laybourne served as President of Disney/ABC Cable Networks, a cable television network, where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne serves on the Board of Directors of Insight Communications, Symantec Corporation and Move.com and also serves on the Board of Trustees of Vassar College. Ms. Laybourne holds a B.A. degree from Vassar College and a M.S. from the University of Pennsylvania.

Gregory B. Maffei
Director since 2003
Mr. Maffei, age 49, has served as President and Chief Executive Officer of Liberty Media Corporation, which owns electronic retailing, media, communications and entertainment businesses and investments, since February

2006. He joined Liberty Media in November 2005 as CEO-Elect. From June 2005 until November 2005, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation. From 2000 until June 2005, Mr. Maffei served as Chief Executive Officer of 360networks Corporation, a broadband telecom service provider, and also became Chairman of the Board of 360networks in 2002. Previously, Mr. Maffei was with Microsoft Corporation from 1993 to 2000, in several positions, including Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Maffei also served as Chairman of Expedia, Inc. from 1999 to 2002. Mr. Maffei serves on the Board of Directors of Liberty Media and the DIRECTV Group, Inc.

Vivek Paul
Director since 2005
Mr. Paul, age 50, was a partner at TPG (formerly Texas Pacific Group) from October 2005 to August 2008. From July 1999 to September 2005, Mr. Paul served as Vice Chairman of the Board of Directors of Wipro, Ltd., a provider of integrated business, technology and process solutions, and Chief Executive Officer of Wipro Technologies, Wipro's global information technology, product engineering, and business process services segments. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Lawrence F. Probst III
Director since 1991
Mr. Probst, age 59, was employed by EA from 1984 to September 2008. He has served as Chairman of the Board since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously Mr. Probst served as President from 1991 until 1998 and Senior Vice President of EA Distribution from 1987 to 1991. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee. Mr. Probst holds a B.S. degree from the University of Delaware.

John S. Riccitiello
Director since 2007
Mr. Riccitiello, age 49, has served as Chief Executive Officer and a director of EA since April 2007. Prior to re-joining EA, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of EA. Prior to joining EA, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley.

Richard A. Simonson
Director since 2006
Mr. Simonson, age 50, has served as Executive Vice President and Chief Financial Officer of Nokia Corporation, a manufacturer of mobile devices and a leader in mobile network equipment, solutions and services, since 2004. From 2001 until 2003, Mr. Simonson served as Vice President & Head of Customer Finance of Nokia. In 2001, Mr. Simonson was Managing Director of the Telecom & Media Investment Banking Group of Barclays Capital. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank, San Francisco and Chicago. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Linda J. Srere
Director since 2001
Ms. Srere, age 53, is currently a marketing and advertising consultant. Previously, Ms. Srere was President of Young & Rubicam Advertising. Since 1994, Ms. Srere held many positions with Young & Rubicam Inc. ("Y&R"), including Vice Chairman and Chief Client Officer, Executive Vice President and Director of Business Development, Group Managing Director, and in 1997, was named Chief Executive Officer of Y&R's New York office, becoming the first female CEO in the company's 75-year history. Ms. Srere also serves on the Board of Directors of Universal Technical Institute, Inc., a technical education provider.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our non-employee directors (other than Mr. Probst) qualifies as an "independent director" as that term is used in the NASDAQ Marketplace Rules. Mr. Probst, who served as our CEO through the end of fiscal 2007, and Mr. Riccitiello, our current CEO, do not qualify as independent. The NASDAQ Marketplace Rules have both objective tests and a subjective test for determining who is an "independent director". The objective tests state, for example and among other things, that a director is not considered independent if he or she is an employee of the Company, or at any time during the past three years was employed by the Company. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for the purposes of membership on that Committee, members of audit committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from us other than their director compensation.

BOARD, BOARD MEETINGS, AND COMMITTEES

The Board meets on a fixed schedule four times each year and also holds special meetings and acts by written consent. In fiscal 2009, the Board met nine times. At each regularly scheduled meeting, the independent members of the Board meet in executive session separately without management present. A Lead Director, elected by the independent directors, is responsible for chairing executive sessions of the Board and other meetings of the Board in the absence of the Chairman of the Board, serving as a liaison between the Chairman of the Board and the other independent directors, and overseeing the Board's stockholder communication policies and procedures (including, under appropriate circumstances, meeting with stockholders). Our Lead Director may also call meetings of the independent directors. The independent directors of the Board have chosen Richard A. Simonson to serve as Lead Director following the 2009 Annual Meeting of Stockholders for a two-year term ending with our 2011 Annual Meeting subject to Mr. Simonson's re-election to the Board.

The Board currently has three committees, each of which operates under a charter approved by the Board: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. The Board of Directors amended and restated the Audit Committee's charter in May 2006, amended the Compensation Committee's charter in November 2006, and adopted the Nominating and Governance Committee's charter in April 2003. Copies of the charters of each Committee may be found in the Investor Relations portion of our website at *http://investor.ea.com.* In accordance with the charters for each, and with current regulatory requirements, all members of these Committees are independent directors. During fiscal 2009, each director participated in at least 75% of all Board meetings and Committee meetings held during the period for which he or she was a member.

From July 31, 2008 (the date of the most recent Board election and beginning of the current Board year) through June 12, 2009, the Committee members were as follows:

July 2008 — July 2009 Committee Assignments

Audit	Gregory B. Maffei (Chair), Vivek Paul, and Richard A. Simonson
Compensation	Linda J. Srere (Chair), Leonard S. Coleman, Richard A. Simonson (until November 5, 2008) and Geraldine B. Laybourne (from November 5, 2008)
Nominating and Governance	Gary M. Kusin (Chair), Leonard S. Coleman, and Linda J. Srere

Based on the recommendation of the Nominating and Governance Committee, and subject to the re-election or election, as the case may be, of each of the directors named below, the Board expects Committee assignments following the 2009 Annual Meeting to be as follows:

July 2009 — July 2010 Committee Assignments

Audit	Gregory B. Maffei (Chair), Gary M. Kusin, and Vivek Paul
Compensation	Geraldine B. Laybourne (Chair), Leonard S. Coleman, and Linda J. Srere
Nominating and Governance	Richard A. Simonson (Chair), Leonard S. Coleman, and Linda J. Srere

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial reporting and other matters, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The Audit Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements and the financial literacy standards of the NASDAQ Marketplace Rules, as well as the independence requirements of the SEC. In the opinion of the Board of Directors, Mr. Maffei and Mr. Simonson meet the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. Following the 2009 Annual Meeting, Mr. Simonson is expected to step down from the Audit Committee and he will be replaced by Mr. Kusin. The Audit Committee met eight times in fiscal 2009. For further information about the Audit Committee, please see the *Report of the Audit Committee of the Board of Directors* below.

Compensation Committee

The Compensation Committee is responsible for setting the overall compensation strategy for the Company, for determining the compensation of the CEO (via recommendation to the Board) and other executive officers and for overseeing the Company's equity incentive plans and other benefit plans. In addition, the Compensation Committee is responsible for reviewing and recommending to the Board compensation for non-employee directors. The Compensation Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Marketplace Rules and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The Compensation Committee met 11 times in fiscal 2009 and also acted frequently by written consent. For further information about the Compensation Committee, please see the *Compensation Committee Report on Executive Compensation* below.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election to the Board of Directors, for appointing directors to Board Committees, and for reviewing developments in corporate governance, reviewing and ensuring the quality of the Company's succession plans, recommending formal governance standards to the Board, reviewing the performance of the CEO, and establishing the Board's criteria for selecting nominees for director and for reviewing from time to time the appropriate skills, characteristics and experience required of the Board as a whole, as well as its individual members. The Nominating and Governance Committee is currently comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Marketplace Rules. The Nominating and Governance Committee met four times in fiscal 2009.

In evaluating nominees for director to recommend to the Board, the Nominating and Governance Committee will take into account many factors within the context of the characteristics and needs of the Board as a whole. While the specific needs of the Board may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- the highest level of personal and professional ethics and integrity, including a commitment to EA's values;
- practical wisdom and mature judgment;
- broad training and significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to the long-term success of EA;

- the ability to gain an in-depth understanding of EA's business; and
- a willingness to represent the best interests of all EA stockholders and objectively appraise management's performance.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee will also consider the director's tenure on the Board, past attendance at meetings, participation in and contributions to the activities of the Board, the director's continued independence (including any actual, potential or perceived conflicts of interest), as well as the director's age and changes in his or her principal occupation or professional status. The Nominating and Governance Committee believes that the continuing service of qualified incumbent directors promotes stability and continuity on the Board of Directors, contributing to the Board's ability to work effectively as a collective body, while providing EA with the benefits of familiarity and insight into EA's affairs that its directors have developed over the course of their service. Accordingly, consistent with past EA practice, the Nominating and Governance Committee will first consider recommending incumbent directors who wish to continue to serve on the Board for re-election at EA's annual meeting of stockholders.

The Nominating and Governance Committee regularly seeks qualified candidates to serve as directors, particularly so in situations where it determines not to recommend an incumbent director for re-election, an incumbent director declines to stand for re-election, or a vacancy arises on the Board for any reason (including the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board). The Nominating and Governance Committee may, in its discretion, use a variety of means to identify and evaluate potential nominees for director. The Nominating and Governance Committee has used, and may continue to use, qualified search firms and may also work with members of EA's Human Resources Department to identify potential nominees meeting the Board's general membership criteria discussed above. The Nominating and Governance Committee may also consider potential nominees identified by other sources, including current directors, senior management and stockholders. In determining whether to recommend a candidate to the Board of Directors, the Nominating and Governance Committee will consider the current composition of the Board and capabilities of current directors, as well as any additional qualities or capabilities considered necessary or desirable in light of the existing or anticipated needs of the Board.

The Nominating and Governance Committee will evaluate candidates proposed by stockholders under criteria similar to the evaluation of other candidates, except that it may also consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. Stockholders wishing to submit candidates for consideration by the Nominating and Governance Committee may do so by writing to EA's Corporate Secretary at 209 Redwood Shores Parkway, Redwood City, CA 94065, Attn: Director Nominations. To be considered by the Nominating and Governance Committee in connection with EA's annual meeting of stockholders, recommendations must be submitted in writing to EA not less than 120 calendar days prior to the anniversary of the date on which EA's proxy statement was released to stockholders in connection with the previous year's annual meeting (on or about February 12, 2010, for our 2010 Annual Meeting of Stockholders). Recommendations should include: (1) the stockholder's name, address and telephone number; (2) the amount and nature of record and/or beneficial ownership of EA securities held by the stockholder; (3) the name, age, business address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed candidate; (4) a description of the qualifications and background of the proposed candidate that addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time and set forth in EA's Corporate Governance Guidelines; (5) the amount and nature of record and/or beneficial ownership of EA securities held by the proposed candidate, if any; (6) a description of all arrangements or understandings between the stockholder and the proposed candidate relating to the proposed candidate's candidacy; (7) a statement as to whether the proposed candidate would be considered an independent director under applicable NASDAQ Marketplace Rules or an audit committee financial expert under the SEC rules; (8) the consent of the proposed candidate (a) to be named in the proxy statement relating to EA's annual meeting of stockholders, and (b) to serve as a director if elected at such annual meeting; and (9) any other information regarding the proposed candidate that may be required to be included in a proxy statement by applicable SEC rules. The Nominating and Governance Committee may request any additional information reasonably necessary to assist it in assessing a proposed candidate.

Corporate Governance Guidelines

Our Board of Directors has adopted, upon the recommendation of the Nominating and Governance Committee, a formal set of Corporate Governance Guidelines. A complete copy of the Corporate Governance Guidelines is available in the Investor Relations portion of our website at *http://investor.ea.com.* Our Corporate Governance Guidelines contain policies relating to:

- Board membership and independence criteria;
- Election of directors;
- Director resignations;
- Executive sessions of independent directors led by a Lead Director;
- Authority to hire outside advisors;
- Director orientation and education;
- Board and Committee self-evaluations;
- Attendance at annual meetings of stockholders;
- Stock ownership guidelines for our directors and executive officers;
- Stockholder communications with the Board; and
- Access to management, CEO evaluation and management succession planning.

Global Code of Conduct

Our Global Code of Conduct (which includes code of ethics provisions applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers) is available in the Investor Relations section of our website at *http://investor.ea.com.* From time to time, we post amendments to our Global Code of Conduct in the Investor Relations section of our website. Copies of our charters and Global Code of Conduct are available without charge by contacting our Investor Relations department at (650) 628-7352.

Director Attendance at Annual Meetings

Our directors are expected to make every effort to attend our annual meeting of stockholders. Six of the eight directors who were elected at the 2008 Annual Meeting of Stockholders attended the meeting.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board as a whole, with a committee of the Board, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. All stockholder communications received will be handled in accordance with procedures approved by the independent directors serving on the Board. For further information regarding the submission of stockholder communications, please visit the Investor Relations portion of our website at *http://investor.ea.com.*

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Our Compensation Committee is responsible for reviewing and recommending to our Board the compensation paid to our non-employee directors. Historically, our non-employee directors have been paid a mix of cash and equity compensation for their service as directors. During fiscal 2009, Mr. Riccitiello did not receive any additional compensation for his service as a director. Mr. Probst did not receive any additional compensation for his service as a director while he remained an employee of the Company; he began receiving director compensation when he ceased being an employee of the Company on September 27, 2008. The table below reflects the annualized components of cash compensation for directors (other than Mr. Riccitiello) that were in place during fiscal 2009. Because our Board year does not correspond to our fiscal year, actual amounts paid during fiscal 2009 were pro-rated based on the annualized figures in the following table (for more information regarding the specific compensation received by each non-employee director during fiscal 2009 see the "Fiscal 2009 Director Compensation Table" below).

Fiscal 2009 Annualized Components of Non-Employee Director Cash Compensation

Annual Retainer	$ 50,000
Service on the Audit Committee	$ 10,000
Chair of the Audit Committee	$ 10,000
Service on the Compensation Committee	$ 7,500
Chair of the Compensation Committee	$ 7,500
Service on the Nominating and Governance Committee	$ 7,500
Chair of the Nominating and Governance Committee	$ 2,500
Chairman of the Board	$ 50,000
Service as Lead Director	$ 25,000

In addition, individual directors were eligible to earn up to $1,000 per day, with the approval of the Board of Directors, for special assignments, which may include providing advisory services to management in such areas as sales, marketing, public relations and finance (provided, however, no independent director is eligible for a special assignment if the assignment or payment for the assignment would prevent the director from being considered independent under applicable NASDAQ Marketplace or SEC rules). No directors earned any compensation for special assignments during fiscal 2009.

Stock Compensation

Non-employee directors are eligible to automatically receive an option grant to purchase 17,500 shares and 2,500 restricted stock units issued under the 2000 Equity Incentive Plan upon their initial appointment or election to the Board, and each continuing non-employee director is eligible to automatically receive an annual option grant to purchase 8,400 shares and 1,200 restricted stock units upon his or her election or re-election to the Board. If a non-employee director has not served on our Board of Directors for a full year at the time of the annual meeting of our stockholders, such director will receive a pro-rated annual grant.

In fiscal 2009, annual option grants to purchase 8,400 shares of common stock were made under the Equity Plan to each of the directors (other than Mr. Riccitiello and Mr. Probst), who were re-elected at the 2008 Annual Meeting of Stockholders. All stock options were granted on July 31, 2008, the date of the directors' re-election to the Board, at an exercise price of $43.18 per share, which was the closing price of the Company's common stock on the NASDAQ Global Select Market on that day. Each non-employee director was also granted 1,200 restricted stock units on the same date. Mr. Probst received a pro rata portion of the award on September 29, 2008 in the form of 7,700 stock options and 1,100 restricted stock units. Ms. Laybourne and Mr. Huber were each granted an option grant to purchase 17,500 shares and 2,500 restricted stock units under the Equity Plan upon their appointment to the Board.

Under the Equity Plan, non-employee directors may elect to receive all or part of their cash compensation in the form of common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive shares of common stock valued at 110% of the cash compensation they would have otherwise received.

Other Benefits

Non-employee directors, who are not employed with any other company, are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a Board member with the option for the continuation of benefits upon the expiration of their Board term. Participating directors pay 100% of their own insurance premiums.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan ("DCP") that allows our directors and certain employees, including our Named Executive Officers, to defer receipt of their salary into cash accounts that mirror the gains and/or losses of several different investment funds which correspond to the funds we have selected for our 401(k) plan. Director participants may defer up to 100% of their director fees until the date(s) they have specified. We are not required to make any contributions to the DCP and did not do so in fiscal 2009.

Stock Ownership Guidelines

Each non-employee director is required, within three years of becoming a director, to own shares of EA common stock or vested restricted stock units having a value of at least 3 years' annual retainer for service on the Board. As of May 15, 2009, each of our directors had either fulfilled their ownership requirements or had not yet reached three years of service.

FISCAL 2009 DIRECTOR COMPENSATION TABLE

The following table shows compensation information for each of our directors during fiscal 2009 (other than Mr. Riccitiello).

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Options Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Leonard S. Coleman	—	54,479	100,840	71,524	226,843
Gary M. Kusin	85,000	54,479	100,840	—	240,319
Geraldine B. Laybourne	21,563	5,474	14,705	7,906	49,648
Gregory B. Maffei	70,000	54,479	100,840	—	225,319
Timothy Mott(5)	14,375	20,315	38,545	—	73,235
Vivek Paul	—	54,479	144,682	66,027	265,188
Lawrence F. Probst III	59,315	23,447	5,512,312(6)	230,409(7)	5,825,483
Richard A. Simonson	56,250	54,479	202,927	8,247	321,903
Linda J. Srere	—	54,479	100,840	79,742	235,061

(1) The amounts presented in this column represent compensation that was earned and paid as cash. As described above and in footnote 4 below, our non-employee directors may elect to receive all or part of their cash compensation in the form of EA common stock. The value of the EA common stock received in lieu of cash payments during fiscal 2009 by our non-employees directors is reflected in the "All Other Compensation" column above.

(2) Represents the expense recognized by EA in fiscal 2009 for financial statement reporting purposes in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) ("SFAS No. 123(R)") *Share-Based Payment*, as modified to exclude the impact of estimated forfeitures related to service-based vesting conditions, for awards of restricted stock units granted to the non-employee directors. No stock awards were forfeited by any of the non-employee directors in fiscal 2009. The amounts reflected above represent the fair value determined by EA for reporting purposes only and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). For additional information regarding the valuation methodology used by EA, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. In fiscal 2009, each non-employee director standing for re-election received a restricted stock unit grant of 1,200 shares of EA common stock, which vests in its entirety on the date of the 2009 Annual Meeting. In the case of Mr. Probst, he ceased being an employee of EA on September 27, 2008. Therefore, he received a pro rata portion of the restricted stock unit grant of 1,100 shares of EA common stock on September 29, 2008.

(3) Represents the expense recognized by EA in fiscal 2009 for financial statement reporting purposes in accordance with SFAS No. 123(R), as modified to exclude the impact of estimated forfeitures related to service-based vesting conditions, for awards of stock options granted to the non-employee directors. No stock options were forfeited by any of the non-employee directors in fiscal 2009. The amounts reflected above

represent the fair value determined by EA for reporting purposes only and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of EA's stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. In fiscal 2009, each non-employee director standing for re-election received a stock option to purchase 8,400 shares of EA common stock, which vests in its entirety on the earlier of one year from the grant date or the date of the 2009 Annual Meeting. In the case of Mr. Probst, he received a pro rata portion of the stock option award of 7,700 options on September 29, 2008.

(4) Represents the value of shares of EA common stock elected to be received by a non-employee director in lieu of the cash fees to which they would have otherwise been entitled. Non-employee directors making such an election receive shares of common stock valued at 110% of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant. The following table presents the amount of cash each director was entitled to receive and the number of shares such director received in lieu of such cash:

Name	Cash Fees Earned ($)	Shares of EA Common Stock Received in Lieu of Cash Fees (#)
Leonard S. Coleman	65,000	2,728
Geraldine B. Laybourne	7,188	532
Vivek Paul	60,000	2,518
Richard A. Simonson	7,500	555
Linda J. Srere	72,500	3,042

(5) Mr. Mott retired from the Board and did not stand for re-election at the 2008 Annual Meeting of Stockholders. As such, he only served on the Board for a portion of fiscal 2009 (April 1, 2008 through July 31, 2008).

(6) Includes the $5,453,922 expense recognized by EA for financial statement reporting purposes in accordance with SFAS No. 123(R) for the modifications made to Mr. Probst's employee option grants upon his termination as an EA employee in order to allow these grants to continue to vest so long as he remains a director of EA.

(7) Represents salary paid to Mr. Probst in fiscal 2009 as an employee of EA through September 27, 2008. Includes (a) Basic and Group Term Life Insurance Premiums, Executive Disability, and Executive Physical fees paid for the benefit of Mr. Probst of $2,674; and (b) company-matching 401(k) contributions of $6,750 earned by Mr. Probst in fiscal 2009.

PROPOSAL 2. APPROVAL OF THE EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

We are asking stockholders to approve a voluntary program (the "Exchange Program") that, if implemented, will permit our eligible employees to exchange certain outstanding stock options that are "underwater" for a lesser number of restricted stock units to be granted under our Equity Plan. On May 7, 2009, our Board of Directors, upon recommendation by our Compensation Committee, authorized the Exchange Program, subject to stockholder approval.

Options eligible for the Exchange Program (the "Eligible Options") will be those with an exercise price greater than the 52-week high trading price of our common stock on The NASDAQ Global Select Market (measured from the start of the Exchange Program) and a grant date that is at least 12 months prior to the start date of the Exchange Program. Eligible employees who elect to participate in the Exchange Program may surrender one or more outstanding grants of Eligible Options and receive in exchange restricted stock units for a lesser number of shares of common stock. Restricted stock units are rights to receive shares of common stock on specified future dates when those rights have vested following a required period of employment.

Background

We believe that the alignment of the interests of our stockholders and our employees is best advanced through the issuance of equity incentives to our employees as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees' focus on personal responsibility, creativity and stockholder returns.

Equity awards are an essential part of our compensation philosophy and culture. When EA's stock price growth is flat to down, our employees individually experience this impact through the structure of their total compensation and the broad-based reach of our equity compensation program. Equity awards also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense. Approximately 99% of our employees have received equity awards in the form of stock options and/or restricted stock units either through initial hire grants and or as part of our annual performance review cycle. Since 2005, we have been placing a greater emphasis on the use of restricted stock units as an incentive for our employees rather than stock options alone. However, as of March 28, 2009, approximately 51% of EA's employees held stock options and of these individuals, approximately 99% were holding options with an exercise price greater than $18.69, the closing price of EA's common stock on The NASDAQ Global Select Market on March 27, 2009, the last trading day of our fiscal year.

Reasons for the Exchange Program

The purpose of the Exchange Program is to increase the retentive and motivational value of equity awards for employees and to incentivize our employees to drive company performance and build stockholder value.

The price of EA's common stock has experienced significant volatility over the years. On March 28, 2009, approximately 99% of our employee option holders held at least some options that were underwater, and for approximately 91% of our employee option holders, all of their options were underwater. These underwater options have been granted over approximately 9 years and had a weighted-average exercise price of $46.00, ranging from $18.73 to $65.93. These underwater options no longer provide the retention incentive that they were designed to have.

As a result of the global economic downturn, overall consumer spending has declined and retailers have taken a more conservative stance in ordering game inventory. The decrease in discretionary consumer spending contributed to the decline in the anticipated demand for our products during the 2008 holiday selling season. It is unclear when the macroeconomic situation will improve. Accordingly, as a result of our performance and the current economic environment, in fiscal 2009, we announced details of a cost reduction plan. This plan includes the narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11%, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

Despite these actions taken by management, the worldwide economic downturn has negatively impacted our stock price and our equity valuation has decreased significantly. As a result, the current situation provides a considerable challenge in maintaining employee motivation, as well as creating a serious threat to retention until a recovery commences. The stock option exchange would help to address both these concerns and reinvigorate a culture based on employee stock ownership.

Increase Retention Incentives. We consider our employees a critical part of our drive to enhance our competitive position and to prepare for future success. We operate in an intensely competitive business environment, which is characterized by ongoing technological advances, constantly changing and difficult-to-predict consumer tastes and preferences, and the continual emergence of new competitors and technologies. Notwithstanding the global economic downturn, the market for technical, creative, marketing, and other personnel essential to the development, marketing, and sales of our products remains extremely competitive. Our success as a global leader in the interactive entertainment industry depends heavily on attracting, motivating, and rewarding talented employees in our industry. At the same time, our leading position within the interactive entertainment industry makes us a prime target for our competitors (which range from very small start-up companies with limited resources to very large, diversified corporations with greater financial and marketing resources than ours) seeking to recruit our employees.

Reasons for the Structure of the Exchange Program

In determining how to increase the retentive and motivational value of equity awards for employees, different alternatives were considered. The Exchange Program structure was chosen as it provides the further benefit of reducing our "overhang" (*i.e.*, the total number of shares subject to outstanding equity awards as a percentage of our total shares of common stock outstanding) and recapturing retentive and incentive value from the compensation expense that we record in our financial statements with respect to the Eligible Options.

Reduce Overhang. Since many of the Eligible Options have been out of the money for an extended period of time, employees have had little or no incentive to exercise them. The Exchange Program will also serve to reduce our overhang, particularly that portion consisting of stock options having the highest exercise prices with the least employee retention value. Under the program, participating employees will receive significantly fewer restricted stock units than the number of shares subject to the options they surrender. Because participating employees will exchange a greater number of options for a lesser number of restricted stock units, there will be an immediate reduction in our overhang. For example, assuming we commence the Exchange Program when our 52-week high trading price is under $30 and options that have an exercise price greater than or equal to $30 are eligible to participate, then options for a total of 18,432,341 shares would be eligible for participation. If all of these Eligible Options are surrendered for cancellation, we would issue restricted stock units for 5,482,504 shares, based on the exchange ratios described in the table set forth under the heading "Description of the Exchange Program — Exchange Ratios" below, resulting in a net reduction in overhang from the Exchange Program of 12,949,837 shares or approximately 4% of the number of shares of our common stock issued and outstanding as of March 28, 2009.

The following chart illustrates how the Exchange Program will affect our overhang:

Overhang Before Option Exchange Program

Total number of shares of common stock ("Shares") Outstanding as of March 28, 2009:	322,841,828
Total number of Shares subject to outstanding equity awards as of March 28, 2009:[1][2]	44,926,099
Weighted-average exercise price of all outstanding options:	$42.04
Weighted-average remaining contractual term of all outstanding options (in years):	5.95
Percentage overhang prior to the Exchange Program:	13.9%

Overhang After Option Exchange Program[3] (For Illustrative Purposes Only)

Total number of Shares to be cancelled in the Exchange Program (assuming 100% participation):	18,432,341
Total number of Shares subject to restricted stock units to be issued in exchange for the surrendered Eligible Options (assuming 100% participation):	5,482,504
Total number of Shares subject to outstanding equity awards following the exchange of Eligible Options for restricted stock units:	31,976,262
Weighted-average exercise price of all outstanding options:	$29.63
Weighted-average remaining contractual term of all outstanding options (in years):	5.67
Percentage overhang following the Exchange Program:	9.9%

1 There were 11,085,110 Shares available for grant as of March 28, 2009.

2 Includes 34,359,797 outstanding options and 10,566,302 granted but unvested restricted stock and restricted stock unit awards as of March 28, 2009.

3 Assuming options that have an exercise price greater than or equal to $30 are eligible to participate.

The actual reduction in our overhang that could result from the Exchange Program could differ materially from the example in the chart above and is dependent on a number of factors, including the exercise price at which outstanding options become eligible to participate in the Exchange Program and the actual level of employee participation in the program. The reduction in overhang would also be partially offset by the grant of additional awards under our Equity Plan, including the retention awards described under the heading "Additional Equity Grants" below.

Recapture Retentive and Incentive Value from Our Compensation Expense. We also believe that the Exchange Program will allow us to recapture retentive and incentive value from the compensation expense that we record in our financial statements with respect to certain Eligible Options. We will be able to replace certain underwater options held by our employees that currently have little retentive and incentive value with a lesser number of restricted stock units as of the closing date of the Exchange Program ("Exchange Date"), which we believe will have more motivational value.

Align Equity Incentives with Current Compensation Philosophy. In designing the terms of the Exchange Program and recommending its approval by the Board of Directors, the Compensation Committee took into account that since 2005, we have been shifting from the exclusive use of stock options to using a mix of stock options and other equity-based incentives, such as restricted stock units, to provide long-term equity incentives to our employees. By granting replacement awards consisting of restricted stock units rather than new, at-the-money stock options, the Compensation Committee seeks to strengthen our equity-based retention incentives.

Alternatives Considered

In deciding to approve the proposed Exchange Program, we also considered a number of alternatives to the Exchange Program as a means of incentivizing and retaining employees, including:

Granting Additional Equity Awards. We considered making special grants of restricted stock units and stock options at current market prices outside of our annual grant practices. However, these additional grants would substantially increase our overhang and compensation expense, and dilute the interests of our stockholders.

Allowing the Existing Stock Options to Remain Outstanding. We did not believe allowing the significantly underwater options to remain outstanding would have an appropriately incentivizing effect, because so many of the stock options held by our employees are significantly out of the money and thus do not provide the same incentives as those employees who have received options granted more recently with lower exercise prices. Further, we believed that it could be difficult to retain employees with stock options that are significantly underwater and that the failure to retain these employees could negatively impact our business. We also considered that allowing the existing stock options to remain outstanding would not allow us to reduce our overhang and prevent us from experiencing any retentive and incentive value from the compensation expense that we record in our financial statements with respect to these significantly underwater options.

Exchanging Options for Cash. We considered implementing a program to exchange underwater options for cash payments. However, an exchange program where options are generally exchanged for cash would substantially increase our operating expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. We also did not believe that such a program would have significant long-term retention value and would not serve to align our employees' interests as closely to those of our stockholders in the absence of equity incentives.

Exchanging Options for Options with Lower Exercise Prices. We considered implementing a program to exchange underwater options for options having an exercise price equal to the market price of our common stock on the date of the exchange. We believed, however, that implementing an option-for-restricted stock unit exchange program would have two relative advantages to an option-for-option exchange program. As discussed above, an option-for-restricted stock unit exchange program would decrease overhang and dilution and require the grant of fewer restricted stock units than options in an option-for-option exchange program (*i.e.*, fewer shares would be subject to the replacement restricted stock unit awards granted than replacement option awards). In addition, granting restricted stock units is consistent with our current compensation philosophy.

Increasing Cash Compensation. We considered increasing base salary and target bonus compensation as a means to incentivize employees with significantly underwater stock options. However, significant increases in cash compensation would increase our operating expenses and reduce our cash flow from operations, which would adversely affect our business and operating results. In addition, we believed that cash compensation alternatives would not provide as strong a focus on long-term employee retention and the execution of long-term business strategies as equity compensation.

After weighing each of the alternatives, we believe that issuing restricted stock units to employees in exchange for underwater stock options will provide our workforce with renewed incentives and motivation, as described in more detail above.

Implementing the Exchange Program

We have not commenced the Exchange Program, and we will not do so unless our stockholders approve this proposal and the Compensation Committee determines that the Exchange Program complies with applicable regulatory requirements (as described in more detail below). If our stockholders approve this proposal, and our Compensation Committee determines to implement the Exchange Program, we expect the Exchange Program to commence within 12 months of the date of the Annual Meeting. If the Exchange Program does not commence within this time frame, we would not conduct another option exchange program without first seeking stockholder approval. The Exchange Date is currently anticipated to be in November 2009. Even if the Exchange Program is approved by our stockholders, the Compensation Committee will retain the authority, in its discretion, to terminate, amend or postpone the Exchange Program at any time prior to expiration of the election period under the Exchange Program (provided that the Exchange Program will not be amended to permit the issuance of restricted stock units having a value greater than the fair value of the stock options surrendered, as estimated using the Black-Scholes option valuation model).

Upon the commencement of the Exchange Program, eligible employees holding Eligible Options will receive written materials in the form of an "Offer to Exchange" explaining the precise terms and timing of the Exchange Program. At or before the commencement of the Exchange Program, we will file the Offer to Exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain the Offer to Exchange and other documents filed by us with the SEC free of charge from the SEC's website at *www.sec.gov*. Employees will be given at least 20 business days to elect to surrender their Eligible Options in exchange for restricted stock units. The surrendered options will be cancelled on the first business day following this election period. The new restricted stock units will be granted under the Equity Plan on the date of cancellation of the surrendered options. The shares of our common stock subject to surrendered options will not be available for future issuance under our Equity Plan once the surrendered options are cancelled. Assuming Proposal 3 is approved, one newly issued restricted stock unit shall reduce the number of shares available for future issuance under our Equity Plan by 1.43 shares.

Description of the Exchange Program

Eligible Options. The Exchange Program will be offered only with respect to stock options with an exercise price greater than the 52-week high trading price of our common stock prior to the Exchange Date, and will exclude any stock options granted within the 12 months preceding the commencement of the Exchange Program. This approach seeks to remove stock options with intrinsic value in the recent past from being eligible for the Exchange Program, as they would be considered likely to have intrinsic value in the near future. Because the eligibility of options will be determined based on the 52-week high of our common stock measured as of the start date of the Exchange Program, we are unable to determine as of the date of the Annual Meeting the exact number of Eligible Options.

Eligible Employees. The Exchange Program will be open to all of our employees and employees of any of our subsidiaries designated for participation by the Compensation Committee who hold Eligible Options. However, members of our Board of Directors and our Named Executive Officers will not be eligible to participate. In addition, we may exclude employees in certain non-U.S. jurisdictions from the Exchange Program if local tax or other laws would make their participation infeasible or impractical. To be eligible, an employee must be employed by us or one of our participating subsidiaries both at the time the Exchange Program commences and on the date the surrendered options are cancelled and restricted stock units are granted to replace them. Any employee holding Eligible Options who elects to participate but whose employment terminates for any reason prior to the grant of the restricted stock units, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, will not be eligible to participate in the Exchange Program and will instead retain his or her Eligible Options subject to their existing terms. Assuming the Exchange Program commences when the 52-week high price of our common stock is under $30 and options that have an exercise price greater than or equal to $30 are eligible to participate, Eligible Options are currently held by approximately 4,100 eligible employees.

Exchange Ratios. Our objective in determining the exchange ratios under the Exchange Program is to provide for the grant of replacement restricted stock units to an employee that will have a value no greater than the value of the stock options surrendered. The exchange ratios (the ratio of the number of shares subject to surrendered options to the number of shares of restricted stock units to be issued in exchange for such options) will be established shortly before the start of the Exchange Program. Each stock option grant will be assigned an exchange ratio based on the grant date and exercise price.

We will estimate the fair value of each Eligible Option using the Black-Scholes option valuation model using certain reasonable assumptions (the "option value"). Each Eligible Option will be exchanged for a lesser number of restricted stock units having a value that is approximately equal to the option value of the Eligible Option (based on the assumed fair market value of one share of our common stock to be made subject to a restricted stock unit). Note, however, that we expect to incur an accounting charge of approximately $65 million to $85 million over the vesting period of the restricted stock units issued in the Option Exchange, because under Statement of Financial Accounting Standard No. 123 (revised 2004) ("SFAS No. 123(R)") *Share-Based Payment*, we are required to use different assumptions regarding the Eligible Options for accounting purposes. Please see the section entitled "Accounting Treatment" below.

Although the exchange ratios cannot be determined now, for illustrative purposes, we assumed a commencement date where the 52-week high price of our common stock is under $30 and therefore, options that have an exercise price greater than or equal to $30 are eligible to participate. Based on these assumptions, we expect that the assumed Eligible Options will cover more than 250 grant dates over a 7.5 year period. For purposes of estimating the fair value of an Eligible Option under the Black-Scholes model, the following factors have been used:

- the option's exercise price;
- an assumed market value of $17.09 per share of our common stock (which represents the 90-day average share price through March 1, 2009);
- the expected volatility of our common stock price (the weighted-average volatility of all assumed Eligible Options was 57.4% based on the 400 trading days prior to March 1, 2009);
- the expected term of the stock option, which is the assumed remaining contractual life of the stock option;

- a risk-free interest rate (the weighted-average risk-free interest rate of all assumed Eligible Options was 2.3%); and
- no expected dividends.

The following table provides, for illustrative purposes only, information regarding the Exchange Program based on the assumptions presented above and information regarding our outstanding stock options as of March 28, 2009:

Total Shares Subject to Eligible Options[1]	Weighted-Average Exercise Price of the Eligible Options	Weighted-Average Expected Term of the Eligible Options (in years)	Average Exchange Ratio (Surrendered Stock Options to New Restricted Stock Units)	Total Restricted Stock Units Granted (Assuming 100% Participation)[2]
18,432,341	$49.76	6.1	3.4 to 1	5,482,504

1 We may exclude an immaterial number of shares subject to Eligible Options in a few non-US jurisdictions, where local laws would make the exchange of options for restricted stock units or restricted stock awards infeasible or impractical.

2 Fractional shares have been rounded down.

The total number of restricted stock units a participating employee will receive with respect to a surrendered Eligible Option will be determined by dividing the number of shares subject to the surrendered option by the applicable exchange ratio and rounding down to the nearest whole share.

The actual exchange ratios will be established just prior to the commencement of the Exchange Program, and will vary from the assumptions presented in this discussion due to:

- the trading price of our common stock prior to the commencement of the Exchange Program in comparison to the trading price used in determining the average exchange ratio set forth above,
- stock option forfeitures that may occur between March 28, 2009 and the commencement of the Exchange Program, or
- a change to any of the other factors used in the Black-Scholes calculation used to determine the average exchange ratio.

Outstanding options with an exercise price equal to or less than the 52-week high trading price of our common stock prior to the Exchange Date will be excluded, as will any stock options granted within the 12 months preceding the commencement of the Exchange Program.

Election to Participate. Eligible employees will receive a tender offer document and will be able to voluntarily elect to participate in the Exchange Program. If you are both a stockholder and an employee holding Eligible Options, note that voting to approve the Exchange Program does not constitute an election to participate in the Exchange Program. The written exchange offer documents will be provided if and when the Exchange Program is initiated; you can elect to participate only after that time. Eligible employees will have an election period of at least 20 business days from the commencement of the Exchange Program in which to determine whether they wish to participate.

Vesting of Restricted Stock Units. Restricted stock units issued in the Exchange Program will be completely unvested at the time they are granted and will become vested on the basis of the participant's continued employment with us or any of our subsidiaries. The restricted stock units will have a minimum vesting period of approximately one year and a maximum vesting period of three years from the Exchange Date, depending on the extent to which the corresponding Eligible Options were vested upon surrender, as set forth in the table below.

Percentage of the Eligible Option Vested Upon Surrender	Applicable Vesting Period of Restricted Stock Units Issued in the Option Exchange (approximate)	Vesting Schedule of Restricted Stock Units Issued in the Option Exchange
Fully-vested	One Year	100% annually
More than 50% vested but less than fully-vested	Two Years	50% annually
Less than 50% vested*	Three Years	33 1/3% annually

* Options granted within the 12 month period prior to the commencement of the Exchange Program will not be eligible to participate.

A participant in the Exchange Program will generally forfeit any restricted stock units received that remain unvested at the time his or her employment with us terminates for any reason.

Other Material Terms and Conditions of Restricted Stock Units. Restricted stock units issued in the Exchange Program will be granted pursuant to the Equity Plan and will be subject to its terms. Each restricted stock unit issued to a participant in the Exchange Program represents a right to receive one share of our common stock on a fixed settlement date, which occurs following the date on which the restricted stock unit vests based on continued employment. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of restricted stock units. Employees participating in the Exchange Program generally will recognize taxable income in connection with their restricted stock units no later than the vesting of the award, although the applicable tax laws may vary from country to country. For our U.S. employees and many of our non-U.S. employees, this income is subject to income and employment or social tax withholding. We generally intend to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be released to employees upon the vesting of restricted stock or issued in settlement of restricted stock units a number of whole shares having a fair market value that does not exceed by more than the value of a fractional share the applicable minimum statutory withholding requirements, unless local law renders this method of withholding infeasible or impractical in which case we may decide to satisfy our withholding obligations by other means.

Potential Modification to Exchange Program. The terms of the Exchange Program will be described in an Offer to Exchange that will be filed with the SEC. Although we do not anticipate that the SEC would require us to materially modify the program's terms, it is possible that we will need to alter the terms of the Exchange Program to comply with comments from the SEC. Changes in the terms of the Exchange Program may also be required for tax purposes for participants in the United States as the tax treatment of the Exchange Program is not entirely certain. The Compensation Committee will retain the discretion to make any necessary or desirable changes to the terms of the Exchange Program and may determine not to implement the Exchange Program even if stockholder approval of the Exchange Program and the amendments to the Equity Plan are obtained. In addition, the Compensation Committee/Board reserves the right to amend, postpone, or cancel the Exchange Program once it has commenced.

Modification to the Exchange Program in Certain Non-U.S. Jurisdictions

We intend to make the Exchange Program available to our employees who are located outside of the United States, where permitted by local law. We may exclude employees in a few non-U.S. jurisdictions from the Exchange Program if local tax or other laws would make their participation infeasible or impractical. In addition, it is possible that we may need to make modifications to the terms offered to employees in countries outside the U.S. to comply with local requirements, or for tax or accounting reasons. We may decide to grant restricted stock awards (instead of restricted stock units) or new stock option awards in exchange for surrendered Eligible Options, to the extent this can mitigate adverse tax or compliance consequences to the employees. For example, in Canada, an option-for-restricted stock unit exchange is subject to taxation on the date the options are cancelled in exchange for the newly issued restricted stock units and again at vesting of the restricted stock units, which may lead to double taxation of the restricted stock units. By contrast, restricted stock awards will be taxed only at the time of the exchange, but not at subsequent vesting of the award. Therefore, in Canada, we intend to issue restricted stock awards in exchange for surrendered Eligible Options held by employees in Canada.

A restricted stock award is an award of shares of common stock that remains subject to forfeiture upon termination of employment until it has vested following a specified period of employment. A recipient of a restricted stock award would be entitled to vote those shares, as they are outstanding shares of common stock. Restricted stock units represent rights to receive shares of common stock on specified future dates when those rights have vested following a required period of employment. A recipient of a restricted stock unit does not have voting rights, as the shares of common stock are not issued until the restricted stock unit vests. Any restricted stock awards issued as part of the Exchange Program will be issued on the date the Eligible Options are cancelled, will be subject to the same exchange ratios as the restricted stock unit issuances, and will vest in same manner described above for new restricted stock units granted in exchange for surrendered Eligible Options.

Summary of United States Federal Income Tax Consequences

We believe the exchange of Eligible Options for restricted stock units pursuant to the Exchange Program should be treated as a non-taxable exchange and that we, our stockholders and employees should recognize no income for United States federal income tax purposes upon the surrender of Eligible Options and the grant of restricted stock units. When the restricted stock units vest according to the vesting schedule above, and shares of common stock are issued to the employees, the shares issued will be subject to US income and employment taxes and applicable income and employment taxes will be withheld. To comply with our withholding requirements, we will withhold shares, provided that we will only withhold a number of shares with a fair market value equal to or below the applicable minimum withholding amounts. In order to avoid issuing fractional shares, we may round up to the next nearest number of whole shares as long as we issue no more than a single whole share in excess of the minimum withholding obligation.

The preceding paragraph is merely a summary of the anticipated material United States federal income tax consequences of participating in the Exchange Program and of holding restricted stock units. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange. The Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change. The tax consequences of the Exchange Program and the receipt of restricted stock units under the Equity Plan for participating non-United States employees may differ significantly from the United States federal income tax consequences described above. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Exchange Program under all applicable laws prior to participating in the Exchange Program.

Accounting Treatment

Effective with our fiscal year commencing on April 2, 2006, we adopted the provisions of SFAS No. 123(R), which requires us to estimate the fair value of share-based payment awards. Under SFAS No. 123(R), to the extent the fair value, for accounting purposes, of each award of restricted stock units granted to employees exceeds the fair value, for accounting purposes, of the stock options surrendered, such incremental amount is considered additional compensation. We currently expect to incur a non-cash compensation charge of approximately $65 million to $85 million over the vesting period of the restricted stock units (approximately one to three years) in addition to recognizing any remaining unrecognized expense for the stock options surrendered in exchange for the restricted stock units. In determining the fair value of the stock options surrendered for purposes of determining the exchange ratios, we used the remaining life of the option as the expected term in our Black-Scholes valuation model, rather than the expected term calculated in accordance with SFAS No. 123(R), which requires us to estimate when the option will be exercised or cancelled after vesting. While we designed the Exchange Program to fall within the guidelines for a "value for value" exchange, we determined that structuring the Exchange Program also to be accounting neutral (*i.e.*, so it would not require that we incur an additional compensation charge) would result in exchange ratios that would be extremely unattractive for our employees and would result in low participation rates that would undermine the purpose of the Exchange Program. The amount of actual non-cash compensation charge will depend on a number of factors, including:

- the level of participation by Eligible Option holders in the Exchange Program,
- the exercise price per share of Eligible Options cancelled in the Exchange Program,
- the expected term of the Eligible Options cancelled in the Exchange Program,
- our stock price at the time of the Exchange Program,

- the expected volatility of our stock, and
- risk-free interest rates.

Since these factors cannot be predicted with any certainty at this time and will not be known until the Exchange Date, we cannot predict the exact amount of the non-cash compensation charge that will result from the Exchange Program. In the event that any of the restricted stock units are forfeited prior to their vesting due to termination of employment, the compensation expense recognized for the forfeited restricted stock units will be reversed and will not be recognized.

Additional Equity Grants

The Compensation Committee believes that the Exchange Program alone will not necessarily provide a sufficiently strong retention incentive for certain key employees. Therefore, in addition to proposing adoption of the Exchange Program, the Committee intends to review the equity holdings of certain of our key employees, which will include our Named Executive Officers, in the fall of 2009 to ensure that the equity component of the total compensation package continues to provide a sufficiently strong incentive for certain key employees. The Committee may decide at that time to provide additional equity grants to certain individuals, which may include our Named Executive Officers, if deemed warranted based on a number of factors, including performance and an evaluation of the value of the equity holdings of these key employees relative to internal comparisons and external competitive practices at that time. These equity awards, if granted, will partially offset the reduction in overhang achieved by the Exchange Program. Stockholder approval is not required for granting these equity awards and thus, they are not part of Proposal 2.

New Plan Benefits

Because the decision of eligible employees to participate in the Exchange Program is completely voluntary, we are not able to predict how many employees will elect to participate, how many options of any class described in the table above under the heading "Description of Exchange Program — Exchange Ratios" will be surrendered for exchange or the number of restricted stock units that may be issued. As noted above, members of our Board of Directors and our Named Executive Officers are not eligible to participate in the Exchange Program.

Effect on Stockholders

We are not able to predict the impact the Exchange Program will have on our stockholders because we are unable to predict how many employees will exchange their Eligible Options. The Exchange Program was designed to provide renewed incentives and motivate the eligible employees to continue to create stockholder value and reduce the number of shares currently subject to outstanding options, thereby avoiding the dilution in ownership that normally results from supplemental grants of new stock options or other awards. As explained above, the net reduction in shares subject to outstanding equity awards resulting from the Exchange Program could vary depending on factors such as the level of participation by our employees in the Exchange Program. The reduction in overhang may also be partially offset by the grant of additional equity grants.

Required Vote and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting on this proposal.

Our Board of Directors believes that the proposed Exchange Program will strengthen incentives for employees currently holding underwater stock options to remain with our company and to contribute to our growth and success.

The Board recommends a vote FOR approval of the Exchange Program.

PROPOSAL 3. AMENDMENTS TO THE 2000 EQUITY INCENTIVE PLAN

The 2000 Equity Incentive Plan, which initially was approved by the stockholders on March 22, 2000, continues EA's program of providing equity incentives to eligible employees, officers and directors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. Since the Equity Plan's adoption, 78,585,000 shares of common stock have been reserved for issuance. The following summary of the proposed amendments to the Equity Plan is subject to the specific provisions contained in the full text of the Equity Plan, as proposed to be amended, which we have filed with the SEC along with this proxy statement. For more information regarding the Equity Plan, we urge you to read the full text of the Equity Plan, as proposed to be amended, or the summary of its material terms, as proposed to be amended, included as Appendix A of this proxy statement.

We are proposing amendments to the 2000 Equity Incentive Plan that would:

- ***Increase the number of shares authorized under the Equity Plan by 20,800,000 shares to a total of 99,385,000 shares.***

  We believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. Equity incentives such as stock options and restricted stock units also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

  While equity is a strategic tool for recruitment and retention, we also carefully manage stock option and restricted stock unit issuances and strive to keep the dilutive impact of the equity incentives we offer within a reasonable range. Historically, we have made a significant portion of our equity grants in a given fiscal year in connection with our annual reviews and merit increases. During fiscal 2009, we granted stock options to purchase a total of approximately 6,291,000 shares and restricted stock units to acquire a total of 6,394,000 shares. Together these stock option and restricted stock unit grants represented approximately 4% of our total shares outstanding as of March 31, 2009.

  As described in Proposal 2, we expect to implement an Exchange Program under which eligible employees will be offered the opportunity to surrender underwater stock options in exchange for a lesser number of restricted stock units to be granted under the Equity Plan. The surrendered options will be cancelled and the shares subject to the surrendered options will not be available for future issuance under our Equity Plan. Assuming 100% participation based on our current assumptions regarding the structure of the Exchange Program, we anticipate that 18,432,341 shares subject to the eligible options would be cancelled and the Exchange Program will require the issuance of restricted stock units to receive 5,482,504 shares. Going forward, we intend to continue to responsibly manage issuances of equity incentive awards under the Equity Plan.

  The Equity Plan contains several features designed to protect stockholders' interests. For example, the Equity Plan does not allow any options to be granted at less than 100% of fair market value, and the exercise price of outstanding options issued under the Equity Plan may not be reduced without stockholder approval. The Equity Plan does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis. In addition, the Equity Plan prohibits us from loaning, or guaranteeing the loan of, funds to participants under the Equity Plan.

- ***Amend the Equity Plan so that each share subject to a full value stock award would reduce the number of shares available for issuance by 1.43 shares, instead of the current multiple of 1.82 shares.***

  At the 2008 Annual Meeting of Stockholders, the stockholders approved an amendment to the Equity Plan to remove the specific limitation on the number of shares that may be granted as restricted stock or restricted stock units over the life of the Equity Plan and replaced it with an alternate method of calculating the number of shares remaining available for issuance under the Equity Plan (sometimes referred to as a "fungible equity grant pool"). As a result, each share subject to an option or stock appreciation award currently reduces the number of shares available for issuance under Equity Plan by one (1) share, and each share subject to a full value stock award (*i.e.*, restricted stock or restricted stock units) reduces the number of shares available for issuance by 1.82 shares. Due to the decreased valuation of our equity, we believe that it is appropriate that each share subject to a full value stock award reduce the number of shares available for issuance by 1.43 shares (rather than 1.82 shares) following the 2009 Annual Meeting. This change will provide us with greater flexibility to utilize the shares remaining available for issuance under the Equity Plan.

Plan Benefits

Except for the automatic stock option and restricted stock unit grants to non-employee directors, the amount and timing of awards granted under the Equity Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the Equity Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendments to the 2000 Equity Incentive Plan.

PROPOSAL 4. AMENDMENT TO THE 2000 EMPLOYEE STOCK PURCHASE PLAN

The 2000 Employee Stock Purchase Plan, which initially was approved by the stockholders on July 27, 2000, provides our employees with a convenient means of purchasing equity in the Company through payroll deductions. It also provides an incentive for continued employment. Since its adoption, 9,800,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as a "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, for participants residing in the United States.

Since the adoption of the Purchase Plan, we have experienced significant growth in the number of employees who elect to participate in the Purchase Plan. The following table presents information since the beginning of fiscal 2007 relating to the aggregate number of shares purchased under the Purchase Plan, as well as the number of employees who have participated in the Purchase Plan.

	Shares Purchased Pursuant to the Purchase Plan	No. of Employees Participating as of the Last Purchase Date in Fiscal Year
Fiscal 2007	705,188	4,255
Fiscal 2008	892,130	4,342
Fiscal 2009	1,322,892	4,494
Fiscal 2010	(1)	4,548(2)

(1) Fiscal 2010 purchases under the 2000 Purchase Plan will be made in August 2009 and February 2010.

(2) Represents estimated number of participants in the 2000 Purchase Plan as of May 15, 2009. Participants have the right to withdraw from the 2000 Purchase Plan at any time prior to a purchase date. The number of participants may increase or decrease prior to February 2010, the last purchase date in fiscal 2010.

We are proposing an amendment to the 2000 Employee Stock Purchase Plan that would:

- ***Increase the number of shares authorized under the Purchase Plan by 3,000,000 shares to a total of 12,800,000 shares.***

  The proposed amendment would increase the number of shares authorized under the Purchase Plan by 3,000,000 to a total of 12,800,000, an amount that we expect will continue to permit all current and potential future employees to fully participate in the Purchase Plan at least through fiscal 2010. The 3,000,000 shares that we are requesting this year is double the 1,500,000 shares approved by the stockholders at the 2008 Annual Meeting of Stockholders. Due to the significant decrease in EA's share price, we expect the number of shares to be purchased by our employee participants to increase substantially. We believe that the Purchase Plan plays an important role to incentivize our employees and to encourage equity ownership, which serves to align their interests with our stockholders.

For more information about the Purchase Plan, we urge you to read the summary of its material terms included as Appendix B to this proxy statement.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendment to the 2000 Employee Stock Purchase Plan.

PROPOSAL 5. RATIFICATION OF THE APPOINTMENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited the financial statements of EA and its consolidated subsidiaries since fiscal 1987. The Board, through the Audit Committee, has appointed KPMG LLP as EA's independent auditors for fiscal 2010. The Audit Committee and the Board believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company. Representatives of KPMG LLP have direct access to members of the Audit Committee and the Board. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders, and to make a statement if they desire to do so.

Ratification of the appointment of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will review their future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and the stockholders.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2009	Year Ended March 31, 2008
Audit[1]		
– Worldwide audit fee	$4,699,000	$4,775,000
– Accounting concurrence and regulatory matters	147,000	120,000
Total audit fees	4,846,000	4,895,000
Audit-Related Fees[2]		
– Benefit plan audits	55,000	76,000
Total audit-related fees	55,000	76,000
Tax[3]		
– Compliance	896,000	669,000
– Planning	—	—
Total tax fees	896,000	669,000
All Other Fees[4]		
Total all other fees	—	439,000
Total All Fees	$5,797,000	$6,079,000

(1) Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including required quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and services associated with our periodic reports and other documents filed with the SEC and foreign filings, as well as Sarbanes-Oxley Section 404 compliance consultation.

(2) Audit-Related Fees: This category consists primarily of fees related to the annual audit of our 401(k) benefit plan.

(3) Tax Services: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation, as well as planning and advice, which consists primarily of technical tax consulting.

(4) Other: In fiscal 2008, this category included accounting and tax due diligence related to potential and completed acquisitions.

Services Provided by the Independent Auditors

The Audit Committee is required to pre-approve the engagement of, and has engaged, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. The audit engagement is specifically approved and the auditors are retained by the Audit Committee. In some cases, pre-approval for a particular category or group of services is provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee.

The Audit Committee considered and determined that fees for services other than audit and audit-related services are compatible with maintaining KPMG LLP's independence.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the ratification of KPMG LLP as our independent auditors for fiscal 2010.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2006. The Audit Committee is comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the NASDAQ Marketplace Rules, as well as the independence requirements of the Securities and Exchange Commission. During fiscal 2009, the Audit Committee consisted of Gregory B. Maffei, Vivek Paul and Richard A. Simonson. In the opinion of the Board of Directors, Mr. Maffei and Mr. Simonson each meet the criteria for a "financial expert" as set forth in applicable SEC rules, as well as the above-mentioned independence requirements.

EA's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP ("independent auditors"), is responsible for performing an independent audit of the Company's (i) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (ii) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities relating to the integrity of EA's accounting policies, internal controls and financial reporting. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; reviews and evaluates the performance of EA's internal audit function; reviews and evaluates the performance of EA's independent auditors; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; assesses the independence of the independent auditors; and is responsible for the selection of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Company management has also represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently-completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication with Those Charged With Governance), as amended, including the quality and acceptability of the Company's financial reporting process and internal controls. The Audit Committee has also discussed with the Company's independent auditors the overall scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board (United States). The Audit Committee has also considered whether the provision of any non-audit services (as described above under "Proposal 5. Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm" — "Fees of Independent Auditors") and the employment of former KPMG LLP employees by the Company is compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and independent auditors.

In reliance on the reviews and discussions referred to in this report and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company as of and for each of the last three years ended March 31, 2009 be included for filing with the SEC in the Company's Annual Report on Form 10-K for the year ended March 31, 2009. The Audit Committee has also approved the selection of KPMG LLP as the Company's independent auditors for fiscal 2010.

AUDIT COMMITTEE

Gregory B. Maffei (Chairman)

Vivek Paul

Richard A. Simonson

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 15, 2009, the number of shares of our common stock owned by our directors, executive officers named in the Summary Compensation Table below, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5% of our common stock. As of May 15, 2009, there were 322,954,870 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1][2]	Right to Acquire[3]	Percent of Outstanding Shares[4]
Fidelity Management & Research[5]	18,249,119	—	5.7
Lawrence F. Probst III[6]	1,130,369	2,684,500	1.2
John S. Riccitiello	89,794	162,000	*
Frank D. Gibeau	36,738	221,675	*
Eric F. Brown	13,380	75,000	*
John F. Pleasants	12,046	160,000	*
Linda J. Srere	11,998	98,072	*
Gregory B. Maffei	10,000	92,966	*
Leonard S. Coleman	10,196	124,972	*
Vivek Paul	6,318	45,633	*
Gary M. Kusin	5,214	85,100	*
Richard A. Simonson	1,894	28,800	*
Jeffrey T. Huber	1,272	1,050	*
Geraldine B. Laybourne	927	3,150	*
Peter Moore	733	157,125	*
Warren C. Jenson[7]	—	—	*
All executive officers and directors as a group (20) persons[2][8]	1,439,142	5,135,910	2.0

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares for which the named person has sole or shared voting and investment power. Excludes shares that may be acquired through stock option exercises.

(2) Includes unvested shares of restricted stock acquired by the following executive officers in connection with EA's 2006 stock option exchange program: Mr. Barker, 6,250 shares, Mr. Gibeau, 12,502 shares, and Mr. Linzner, 12,500 shares.

(3) Includes (a) shares of common stock that may be acquired through stock option exercises within 60 days of May 15, 2009, (b) in the case of Messrs. Coleman, Kusin, Maffei, Paul and Simonson, reflects 1,900 restricted stock units that have vested but remain unexercised, and (c) in the case of Mr. Moore and Mr. Gibeau, 3,125 restricted stock units and 4,375 restricted stock units, respectively, that vest within 60 days of May 15, 2009.

(4) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the vesting of restricted stock units within 60 days of May 15, 2009.

(5) Based on information contained in a report on Form 13F filed with the SEC in which Fidelity Management & Research indicated that, as of March 31, 2009, it had sole power to vote or direct the vote of 18,249,119 shares. The address for Fidelity Management & Research is 82 Devonshire Street, Boston, MA 02109.

(6) Includes 87,886 shares of common stock held by Mr. Probst's grantor's retained annuity trust, 16,669 shares held by Mr. Probst's spouse, and 469,713 shares held by the Probst Family LP, of which Mr. Probst is a partner.

(7) Mr. Jenson served as EA's Chief Financial and Administrative Officer until April 13, 2008. He remained an employee of EA after he ceased serving as our Chief Financial and Administrative Officer through September 30, 2008.

(8) Includes all executive officers and directors of EA as of May 15, 2009.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation program for fiscal 2009. We use this program to attract, motivate, reward, and retain the key individuals that lead our business.

This discussion describes our executive compensation program and addresses how we made compensation decisions in fiscal 2009 for our:

- Chief Executive Officer, John S. Riccitiello,
- Executive Vice President, Chief Financial Officer, Eric F. Brown,
- Former Executive Vice President, Chief Financial and Administrative Officer, Warren C. Jenson,
- President, EA Games, Frank D. Gibeau,
- President, EA SPORTS, Peter Moore, and
- President, Global Publishing Organization & Chief Operating Officer, John F. Pleasants.

Collectively, these individuals (excluding Mr. Jenson) are referred to in this discussion as the "Named Executive Officers". The compensation of the Named Executive Officers is set forth in the compensation tables that follow this Compensation Discussion and Analysis.

Mr. Jenson served as our Chief Financial Officer for a brief period during fiscal 2009 until Mr. Brown joined the Company on April 14, 2008. In March 2008, we entered into an agreement with Mr. Jenson pursuant to which he remained an employee of EA after he ceased serving as our Chief Financial Officer through September 30, 2008. Mr. Jenson continued to receive his then-current base salary and the other standard benefits available to executive officers in similar positions, including coverage under our health, life insurance, and disability plans and eligibility to participate in our Section 401(k) plan and fiscal 2008 annual bonus plan. Mr. Jenson did not participate in any annual bonus plan or receive any equity awards in fiscal 2009.

Fiscal Year 2009 Overview

We began fiscal 2009 with a redesigned executive compensation program that was intended to reward individual and company performance based upon the achievement of certain pre-established operating objectives and our projected fiscal 2009 financial plan. As part of the fiscal 2009 executive compensation program redesign, we modified our annual cash bonus program to emphasize (i) the Company's overall performance as a whole, measured against a target equivalent to the high end of the fiscal 2009 net revenue and earnings per share guidance range we provided in early fiscal 2009, (ii) in certain cases, the performance of an executive's specific business unit, and (iii) an executive's individual performance. In addition, to strengthen the link between our executive compensation program and our operating performance, we granted our executive officers performance-based restricted stock units ("Performance-Based RSUs") in May 2008 that were tied to the achievement of certain non-GAAP net income targets. At the time the Performance-Based RSUs were granted, the highest of these targets corresponded to our fiscal 2011 corporate financial objectives, which we publicly disclosed in February 2008.

During the quarter ending December 31, 2008, we achieved sales below expectations due to a combination of factors, including lower than expected sales of our games in the quarter and the extremely challenging global economic environment. In light of these results, Company management implemented a significant cost reduction plan that includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11%, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures. Our fiscal 2009 results also caused us to fund our 2009 target bonus program at significantly below target bonus levels and we decided not to provide merit salary increases for our employees in fiscal 2010. Further, we experienced a deep decline in the price of our common stock in our third fiscal quarter of 2009, which has caused most of our outstanding employee stock options to be significantly underwater.

In light of these macro-economic and company-specific circumstances, including our cost reduction efforts and workforce reductions, Company management and the Compensation Committee believed that it was important to address potential retention concerns with respect to employees critical to our restructuring efforts and our long-term financial and operational success. In December 2008, we granted stock options to our executive officers, including certain of the Named Executive Officers, and equity awards comprised of a mix of stock options and RSUs to other key employees. In the fourth quarter of fiscal 2009, the Committee made the decision to extend the performance period for the Performance-based RSUs granted to executive officers for an additional two years through June 30, 2013, without changing the financial performance criteria of those awards.

Compensation Philosophy

We operate in an intensely competitive business environment, which is characterized by ongoing technological advances, constantly changing and difficult-to-predict consumer tastes and preferences, and the continual emergence of new competitors and technologies. Notwithstanding the global economic downturn, the market for technical, creative, marketing and other personnel essential to the development, marketing, and sales of our products remains extremely competitive. Similarly, the market for talented executives with the skills, experience, integrity and dedication necessary to oversee a dynamic organization and the vision to anticipate and respond to emerging market developments remains equally competitive if not more so in a challenging economic environment.

Our success as a global leader in the interactive entertainment industry depends heavily on attracting, motivating, and rewarding a highly-skilled and experienced management team. At the same time, our leading position within the interactive entertainment industry makes us a prime target for our competitors (which range from very small start-up companies with limited resources to very large, diversified corporations with greater financial and marketing resources than ours) seeking to recruit executives and key creative talent.

Accordingly, it is imperative that our executive compensation program be competitive with the organizations with which we compete for executive talent, so that we are able to attract, motivate, reward, and retain the individuals that we believe are capable of leading the Company. At the same time, our program must support our strategic business objectives, promote the short-term and long-term profitable growth of the Company, set challenging performance goals and reflect current economic conditions. To achieve these objectives, our compensation philosophy is predicated on two basic principles:

- A significant portion of each executive officer's total cash compensation should be performance-based and "at risk", with this amount dependent from year to year on the Company's financial and operational performance, the operational performance of the executive's specific business unit, as appropriate, and his or her individual performance.
- To align each executive officer's interests with the long-term interests of our stockholders, a significant portion of his or her compensation should be equity-based.

Further, we believe that an executive officer's compensation must be appropriate in light of his or her experience, responsibilities, and performance. Our executive compensation program is designed to be consistent with this philosophy and to maintain parity between the compensation of our executive officers.

Compensation-Setting Process

The Compensation Committee of the Board is responsible for establishing the Company's compensation philosophy and making the pay decisions for our executive officers. The Committee's scope of authority is set forth in a written charter and includes the oversight and administration of all compensation, equity, and employee benefit plans and programs, including the annual bonus and equity compensation plans for executive officers.

The Committee has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The Committee also takes action by written consent, often after informal telephone discussions and other communications among the Committee members and members of management. During fiscal 2009, the Committee met 11 times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions to consider a variety of items, including compensatory aspects of strategic transactions, special compensation and equity retention programs, annual compensation reviews and increases, executive promotions, executive relocations, the terms and conditions of the compensation arrangements for new, departing, and continuing executives, and other administrative matters.

For its regularly-scheduled meetings, the Committee maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the Committee's charter. In fiscal 2009, this calendar included a comprehensive review of compensation levels of senior executives, review of the compensation levels for members of our Board, review and approval of all executive officer employment offers and promotions, review and approval of the fiscal 2009 bonus payments, and a review of all actions taken by management using authority delegated by the Committee.

In fiscal 2009, the Committee reviewed and approved the base salaries (or, as appropriate, the base salary adjustments), target bonus opportunities, and equity awards of each of our executive officers, including the Named Executive Officers, other than Mr. Riccitiello, whose base salary, target bonus opportunity, and equity award were developed and recommended by the Committee and approved by the Board.

For additional information about the Compensation Committee, see the section entitled "Board, Board Meetings and Committees" set forth above in this proxy statement.

Compensation Consultants

The Committee has the authority to engage the services of outside advisors. During fiscal 2009, the Committee engaged Compensia, Inc., a national compensation consulting firm, to assist with the Committee's analysis and review of the compensation of our executive officers and other aspects of our total compensation strategy. Compensia also advised the Committee with respect to the Electronic Arts Executive Bonus Plan for fiscal 2009, including recommendations regarding participation, target bonuses and performance criteria.

Compensia works directly with the Committee Chair and Committee members and sends all invoices, including descriptions of services rendered, to the Committee Chair for review and payment approval. Compensia performed no work at the request of our management team during fiscal 2009.

From time to time, our management separately engages outside advisors in connection with our compensation practices. In fiscal 2009, we retained Frederic W. Cook & Co. to assist management and the Committee with a review of compensation levels for members of the Board.

Role of Management

Some of our executive officers are involved in formulating executive compensation recommendations for the Committee and/or the Board. Ms. Gabrielle Toledano, our Executive Vice President of Human Resources, is responsible for conducting an annual analysis of market trends, providing documentation of individual executive performance, and creating initial recommendations of base salary adjustments, potential bonus payments, and potential equity awards for our executive officers. To assist in the development of these initial recommendations, our Human Resources Department participates in several comprehensive executive compensation surveys, including the Radford High Technology Executive and International Compensation Surveys to access information for our peer group companies (as defined below) and the Croner Entertainment & Educational Software Compensation Survey. Mr. Riccitiello reviews and provides input on these recommendations (except with respect to his own compensation) prior to and during review by the Committee. Mr. Riccitiello, assisted by Ms. Toledano, annually performs an individual performance review for each executive officer, which is then provided to the Committee.

Ms. Toledano also oversees the preparation of the Committee's meeting materials, works with the Committee Chair to set the meeting agenda, and attends all Committee meetings. In addition, Mr. Riccitiello regularly attends Committee meetings (except when his own compensation is being discussed).

Competitive Positioning

For fiscal 2009, at the direction of the Committee, Compensia conducted a comprehensive analysis of our executive compensation program. This analysis was developed using data from the Radford High Technology Executive and International Compensation Surveys, the Croner Entertainment & Educational Software Compensation Survey and publicly available compensation information from a group of peer companies selected by our management with input from the Committee and Compensia. For fiscal 2009, this group consisted of (a) companies of comparable size, geographic markets, financial performance, and expected growth rates and

(b) companies that compete with us for executive talent in the media and entertainment and technology industries.

The fiscal 2009 group of peer companies (the "Peer Group") consisted of:

- Activision
- Adobe Systems
- Amazon
- eBay
- Hasbro
- IAC / Interactive
- Intuit
- Liberty Media Capital
- Lions Gate Entertainment
- Mattel
- Symantec
- Take-Two Interactive Software
- THQ
- Viacom
- Warner Music Group
- Yahoo!

This peer group was re-evaluated in December 2009. Liberty Media Capital was no longer considered to be an appropriate peer company in light of our business and was removed from the Peer Group. This update made to the Peer Group did not impact the compensation decisions for our Named Executive Officers. Compensia compared each of our executive-level positions to similar positions as reflected in the survey data and the Peer Group information to establish base salary, target cash and equity incentive awards, and target total cash compensation ranges. This analysis was reviewed by Ms. Toledano and our Human Resources Department with Mr. Riccitiello for each executive-level position and with the Committee for our Chief Executive Officer and other positions at or above the level of Senior Vice President.

The Committee used the survey data and the Peer Group information to validate the range of competitive pay for the business sectors in which we compete for executive talent. Based on its assessment of the competitive marketplace, the Company's long-term strategic objectives, our need for a strong management team to help us achieve our operating objectives, and our desire to minimize retention risk, the Committee referenced the 50th to 75th percentile of the combined survey data and Peer Group information as the relevant range for base salaries, target bonus opportunities, and total cash compensation on average, and the 75th percentile for equity awards for our executive officers. The Committee believes that paying above average compensation is necessary to remain competitive in our industry.

During fiscal 2009, these base salary, target bonus opportunity, and target total cash compensation ranges were considered by management in formulating individual compensation recommendations for the Committee to consider. These ranges, together with management's recommendations, served as a reference point for the Committee in making compensation determinations for most of the executive officers and recommendations to the Board for Mr. Riccitiello. Because these decisions were influenced by the Company's actual financial and operational results, as well as each executive officer's individual performance, his or her total cash compensation, and any individual compensation component, may be within, below, or above the market range for his or her position.

The market ranges established by Compensia also helped the Committee in assessing the competitive placement of our executive officers' total direct compensation for fiscal 2009. The Committee's assessment of an individual executive officer's compensation relative to market range took into consideration the scope, complexity, and responsibility of the executive's position in relation to positions in the data sources. In setting actual compensation, the Committee considered each executive officer's experience, responsibility level, individual performance, and the Company's actual financial and operational results for the year (measured against pre-established objectives and potential performance targets for the subsequent year). In addition, the Committee also compared the compensation of the executive officers with each other, as well as the highest-paid employees at the Company, to monitor internal pay equity. While the Committee does not use fixed ratios when conducting this analysis, typically it tries to ensure that the total compensation paid to each of our executive officers is reasonable when compared to our employees generally.

Compensation Elements

Our executive compensation program is comprised of three principal components: base salary, an annual cash bonus and equity awards.

Base Salary

We believe that a competitive base salary is the essential foundation to providing an attractive total compensation package for our executives. Typically, base salaries are initially set to reflect an executive officer's position, responsibilities, and experience with subsequent adjustments based largely on individual performance and other factors as described below.

The Committee reviews and approves the base salaries for our executive officers, including the Named Executive Officers, as part of its annual compensation review, considering a number of factors, including the position's complexity and level of responsibility, the position's importance in relation to other executive positions, and an assessment of the executive's performance. As previously described, Mr. Riccitiello, assisted by Ms. Toledano, annually performs an individual performance review for each executive officer, which is then provided to the Committee. The Nominating and Governance Committee of the Board, with the assistance of Ms. Toledano, reviews Mr. Riccitiello's performance, which review is then provided to the Committee. In addition, as noted above, the Committee considers the third quartile of base salaries as reflected in the survey data and Peer Group information.

From time to time, the Committee may review and adjust the base salaries of certain executive officers at its discretion, including upon a change in an executive's role or responsibilities and to ensure internal pay equity with other executive officers at a comparable level in the Company. During its May 2008 compensation review, the Committee decided to adjust the base salaries of certain of our executive officers, including certain of the Named Executive Officers, for fiscal 2009. For those Named Executive Officers receiving base salary adjustments, the increases were 6.1% in the aggregate. Our non-executive employees received base salary adjustments of 4.8% in the aggregate.

Accordingly, during fiscal 2009, the Committee increased Mr. Riccitiello's base salary by 6.7% to $800,000; Mr. Gibeau's base salary by 9.0% to $545,000; and Mr. Moore's base salary by 2.7% to $565,000. Mr. Brown's base salary was set at $600,000 when he was appointed Chief Financial Officer, effective April 14, 2008. Mr. Pleasant's base salary was set at $600,000 when he was appointed President, Global Publishing & Chief Operating Officer.

The Committee recommended the increase in Mr. Riccitiello's base salary, which was approved by the Board, based on their desire to position his base salary closer to a competitive level relative to similar positions in the Peer Group and an evaluation of his individual performance. In determining the base salary increases for Mr. Gibeau and Mr. Moore, the Committee considered the competitive salary levels of similar positions in the Peer Group, as well as internal comparisons and their individual performance.

During May 2009, the Committee decided not to increase the base salaries of our executive officers, including the Named Executive Officers, for fiscal 2010. The Committee's decision was consistent with the Company's decision not to make base salary adjustments for other executives and employees for fiscal 2010 as part of the Company's cost reduction program.

Annual Cash Bonus

As discussed above in "Compensation Philosophy" one of the two basic tenets of our compensation philosophy is that a significant portion of each executive officer's total cash compensation should be performance-based and "at risk". With this in mind, we use cash incentives to deliver competitive total cash compensation to our executive officers that is linked to the achievement of both the Company's annual financial objectives and individual performance objectives and, for those employees with direct responsibility for the development or publishing of products, business unit performance. For fiscal 2009, the Committee reviewed and approved target bonus opportunities (expressed as a percentage of base salary) for each executive officer, including the Named Executive Officers, intended to deliver target total cash compensation (base salary plus target bonus opportunity) in the third quartile of annual incentive compensation as reflected in the survey data and Peer Group information. Mr. Riccitiello's target bonus opportunity for fiscal 2009, which was 100% of his base salary, was determined to be competitive relative to other chief executive officers of the companies in the Peer Group.

As with base salaries, the Committee seeks to deliver total cash compensation at levels within the third quartile to reflect target cash compensation opportunities that it believes are necessary to attract, motivate, reward, and retain highly-qualified executives while also allowing flexibility to recognize executives such as those who have additional responsibilities or skills which are critical to the Company's success.

During fiscal 2009, the annual bonuses for our executive officers were determined by evaluating actual Company and individual performance relative to certain performance measures under two separate annual incentive plans, the Electronic Arts Executive Bonus Plan (the "Executive Bonus Plan") and the Electronic Arts Annual Bonus Plan (the "Annual Bonus Plan").

Executive Bonus Plan

The Executive Bonus Plan is a cash bonus plan pursuant to which bonuses awarded to participating executive officers are intended to qualify as tax deductible "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. For fiscal 2009, the Executive Bonus Plan required that the Company achieve at least 75% of the pre-established non-GAAP earnings per share target in order to fund a pool from which participating executive officers were eligible to receive a bonus payment. For fiscal 2009, the Company did not achieve adjusted non-GAAP earnings per share sufficient to meet the minimum funding requirement under the Executive Bonus Plan. As a result, no bonuses were funded or paid under the Executive Bonus Plan in fiscal 2009.

The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP earnings per share, non-GAAP net revenue and non-GAAP net income, to exclude the following items (as applicable, in a given reporting period): amortization of intangibles, stock-based compensation, acquisition-related expenses, restructuring charges, income tax adjustments, changes in deferred net revenue, losses on investments, and goodwill impairment, among others. In addition, the Company makes further adjustment to the publicly disclosed non-GAAP financial measures to add back bonus expense.

Annual Bonus Plan

The Annual Bonus Plan is a discretionary bonus program in which both executive and non-executive employees were eligible to participate during fiscal 2009. When no bonuses are funded under the Executive Bonus Plan, such as in fiscal 2009, the Committee may decide to award discretionary bonus payments to executive officers, under the terms of the Annual Bonus Plan. Discretionary bonus awards under the Annual Bonus Plan are not designed to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

Under the Annual Bonus Plan, bonus payments for eligible employees for fiscal 2009 were generally determined by aggregating the results of Company performance and individual performance, and, for those employees with direct responsibility for the development or publishing of products, business unit performance. With respect to the Named Executive Officers, target bonuses were comprised of the following components: 50% Company performance and 50% individual performance for Mr. Riccitiello, Mr. Brown and Mr. Pleasants; 30% Company performance, 40% business unit performance and 30% individual performance for Mr. Gibeau and Mr. Moore.

For fiscal 2009, the Company did not generate non-GAAP net revenue or adjusted non-GAAP earnings per share at levels sufficient to meet the minimum funding requirements for the Company component of the Annual Bonus Plan. Accordingly, bonuses for employees eligible under the Annual Bonus Plan, including our Named Executive Officers, were funded with reference to individual performance and the attainment of business unit objectives, where applicable.

In May 2009, the Committee exercised its discretion and decided to award bonuses to our executive officers, including the Named Executive Officers, under the Annual Bonus Plan. While the Company's fiscal 2009 financial performance did not meet its publicly stated objectives, the Committee nevertheless recognized significant strategic achievements that were not reflected in the Company's disappointing fiscal 2009 financial performance. In reaching this decision to partially fund the Company's bonus program, the Committee was influenced by several factors, including (1) improvements in game quality and innovation of the Company's products, (2) the development of critically-acclaimed new intellectual property, (3) the attainment by some business units of their fiscal 2009 financial plan goals, (4) the implementation of the Company's cost reduction program and the resulting cost savings in the Company's operating expenses, (5) significant developments in the Company's online, direct-to-consumer and wireless businesses, and (6) individual performance achievements in a difficult business environment. The Committee then determined the actual bonus payment of each Named Executive Officer, considering their achievement of individual objectives for which bonus targets have been established, and their personal performance during fiscal 2009.

In the case of Mr. Riccitiello, the Board, based on the Committee's recommendation, awarded a cash bonus of $400,000, which reflects 50.0% of his base salary. This payment was based on Mr. Riccitiello's achievement of his individual performance objectives for fiscal 2009, and his target bonus opportunity of 100% of his base salary.

For each of the other Named Executive Officers, the Committee approved a cash bonus of $200,000, which reflects between 33.3% and 36.7% of their base salaries. This payment was based on the achievement by each of these Named Executive Officers of his individual performance objectives for fiscal 2009, and the target bonus opportunity of 75% of his base salary. In the case of Mr. Pleasants, pursuant to the terms of Mr. Pleasant's offer letter dated February 19, 2008, he was guaranteed a minimum bonus of $200,000 (minus applicable deductions).

In May 2009, the Committee approved amendments to our Annual Bonus Plan, which is now known as the Discretionary Bonus Plan, to provide for greater flexibility in order to motivate our employees further and drive the Company's financial performance in fiscal 2010. Bonuses will be based on performance during the period covering the second through fourth quarters of the fiscal year ending March 31, 2010, with actual bonus payouts determined based on (i) the Company's financial performance (based on revenue and an adjusted measure of non-GAAP earnings) measured against pre-determined performance targets for this three-quarter period, (ii) for some groups, the participant's business unit's performance measured against pre-determined targets for the three-quarter period, and (iii) the participant's individual performance during the three-quarter period.

For the performance period covering the first quarter of the fiscal year ending March 31, 2010, the Company has adopted a bonus program based on certain targets for the quarter. All regular status employees, including executive officers, of the Company (and its subsidiaries and affiliates), are eligible to participate in the program. Payments made pursuant to the program will be shared equally by all plan participants if the targets for the quarter are achieved. If the Company distributed the maximum amounts payable under the program, each participant would receive a nominal payment. If the targets are not achieved, no amounts would be paid under the plan.

Equity Awards

As discussed above in "Compensation Philosophy", we believe that alignment of the interests of our executive officers and our stockholders is significantly advanced through the issuance of equity awards as a portion of their total direct compensation. In this way, we reinforce the link between our stockholders and our executive officers' focus on personal responsibility, creativity, and stockholder returns. We also believe that delivering a portion of their total direct compensation in the form of long-term equity awards helps encourage a long-term view in an industry that is subject to lengthy business cycles. Equity incentives such as stock options and RSUs also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

Executive officers are eligible to receive equity awards when they first join the Company, in connection with a significant change in responsibilities, annually to provide incentives for continued performance, and occasionally, to achieve internal parity between different executive positions or to meet retention objectives. The target value granted to each executive officer is determined by the Committee, after considering a number of factors, including the executive's position and level of responsibility, an assessment of his or her performance, the value of equity awards for similar positions in the external market (as referenced by the 75th percentile in the survey data and Peer Group information), and internal parity among similarly-situated executives.

The Committee grants target equity awards to our executive officers as a mix of stock options and RSU awards. This mix delivers 70% of the target equity award value in stock options and 30% of the target equity award value in RSUs. This compensation mix reflects the Committee's belief that stock options are an important vehicle for encouraging equity ownership by executive officers and aligning their interests with the interests of our stockholders, whereas RSUs strengthen the retention of key employees. The Committee also reviews the estimated total pool of stock options and RSU awards to be granted to executive officers and other employees to ensure that share use remains in line with internal targets.

Performance-Based RSUs

On May 15, 2008, the Board, upon the recommendation of the Committee, approved grants of Performance-Based RSUs to certain executive officers, including the Named Executive Officers. The Performance-Based RSUs are intended to strengthen the link between the compensation the Company offers its executive officers and the Company's achievement of its long-term financial objectives. These Performance-Based RSUs were expected to be granted to the Company's executive officers in lieu of annual stock option grants they would have otherwise been eligible to receive in fiscal 2009 and fiscal 2010.

The Performance-Based RSUs vest in three equal amounts, with the vesting of each amount being contingent upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008. Upon vesting, each Performance-Based RSU will be converted into one share of the Company's common stock. To the extent that the Company does not achieve one or more of the non-GAAP net income targets by June 30, 2013, the portion of the award that would have vested upon the achievement of the applicable target will be cancelled.

The Performance-Based RSUs were originally designed to vest, if at all, during a performance period of May 2008 through June 30, 2011. During the fourth quarter of fiscal 2009, Company management and the Committee re-evaluated the objectives of the Performance-Based RSU program in light of changing market conditions and the Company's performance, and determined that the Performance-Based RSU's had lost much of their value as retention and motivational tools. As a result of that evaluation, the Committee made the decision to extend the performance period during which the Performance-Based RSUs may vest for an additional two years through June 30, 2013. Due to the modification of the performance period, the Performance-Based RSUs will not qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

The Performance-Based RSUs were awarded based on established guidelines per position level as follows:

Named Executive Officer	Performance-Based RSU Grants
Mr. Riccitiello	200,000
Mr. Brown	100,000
Mr. Gibeau, Mr. Moore, Mr. Pleasants	125,000

Time-Based RSUs

Consistent with our compensation philosophy, during June 2008 certain of these executive officers were also granted time-based RSUs vesting ratably on an annual basis over a four-year period. The intention at the time was to design the size of these time-based RSU grants so that they would correspond to 30% of the total equity award value for fiscal 2009 that each executive officer would have received had we continued to grant stock options (instead of the Performance-Based RSUs). This combination of performance-based and time-based RSUs was intended to motivate our executive officers to help us achieve our long-term business objectives and to strengthen our retention of these individuals.

Time-Based RSUs are also provided based on established guidelines per position level. Mr. Gibeau and Mr. Moore each were awarded grants in the amount of 12,500 shares in June 2008.

Special Equity Awards

In November 2008, the Committee approved a special equity program to address the retention and motivation challenges of key employees in light of extraordinary economic conditions and the fact that substantially all of the outstanding stock options held by these employees were significantly underwater. The Committee believed that it was critical to maintain strong leadership at the Company in light of the significant challenges in the economic environment. The goal of this special equity program was to strengthen the total compensation package for these individuals in response to the risk of losing key personnel to other companies in light of the fact that depressed equity values would allow these employees to receive attractive option awards at other companies. Under this special program, certain officers and other employees, including the Named Executive Officers (other than Mr. Riccitiello) were granted a stock option award in December 2008. These options first vest as to 25% of the shares on December 1, 2009, another 25% of the shares on December 1, 2010, and the remaining 50% of the shares on December 1, 2011.

These stock option grants were provided as follows:

Named Executive Officer	Stock Option Grant
Mr. Brown, Mr. Pleasants	100,000
Mr. Gibeau	200,000
Mr. Moore	125,000

The Committee intends to review the equity holdings of certain of our key employees in the fall of 2009 to ensure that the equity component of the total compensation package continues to provide a sufficiently strong incentive for certain key employees. The Committee may decide at that time to provide additional equity grants to certain individuals, which may include our Named Executive Officers, if deemed warranted based on a number of factors, including performance, an evaluation of the value of the equity holdings of these key employees relative to internal comparisons, external competitive practices at that time and the exclusion of the Named Executive Officers from our Option Exchange program.

Equity Awards Grant Practices

All equity awards granted to executive officers were approved by the Committee in advance of the grant date and were made on the 16th of the month in which they were granted (or on the next NASDAQ trading day thereafter if the 16th of the month fell on a Saturday, Sunday, or holiday).

The Committee has delegated limited authority for determining and approving equity grants for vice presidents and other non-executive employees, consisting of pre-defined size limits and vesting schedules, to a committee consisting of Mr. Riccitiello and Ms. Toledano, which we refer to as the "Management Committee". The Management Committee is generally responsible for all equity awards to employees below the Senior Vice President level, up to an annual grant limit of stock options to purchase 30,000 shares and 10,000 RSUs. The Management Committee reports on its activities to the Committee on at least an annual basis.

Benefits and Retirement Plans

We provide a comprehensive benefits package to all of our regular, full-time employees, including the Named Executive Officers, which includes medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment (AD&D) insurance, a flexible spending plan, business travel accident insurance, a tax-qualified Section 401(k) savings plan, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, certain paid holidays and personal time off, including vacation, sick, or personal days off.

We do not offer a retirement plan to our executive officers, including the Named Executive Officers, other than through participation in the tax-qualified Section 401(k) savings plan we offer to all eligible employees or a comparable savings plan in locations outside of the United States. All participants in the Section 401(k) savings plan are eligible to receive a matching company contribution of up to 6% of their base salary, depending upon the Company's financial performance for the fiscal year.

We maintain a nonqualified deferred compensation plan (the "DCP") that allows certain employees, including the Named Executive Officers, and our directors to defer receipt of their base salary or director fees, as the case may be, into cash accounts that mirror the gains and/or losses of a variety of different investment funds. These investment funds correspond to the funds that we offer to participants in the tax-qualified Section 401(k) savings plan. Eligible employee-participants may defer receipt of up to 75% of their base salary until a date or dates they specify. None of the Named Executive Officers participated in the DCP during fiscal 2009.

Perquisites and Other Personal Benefits

Historically, we believe we have taken a conservative approach with respect to providing perquisites and other personal benefits to our executive officers, including the Named Executive Officers. While our executive officers generally receive the same benefits that are available to our other regular, full-time employees, they also receive certain other benefits, including access to a company-paid executive physical program, company-paid life insurance, AD&D, and long-term disability insurance with greater maximum benefit levels, and paid parking at locations where free parking is not available. We consider these benefits to be standard components of a competitive executive compensation package. In the case of the life insurance, AD&D, and long-term disability insurance, our primary objective is to provide the same level of coverage as is available to all other regular, full-time employees but that is above our general policy due to covered earnings caps.

Company-provided air and ground transportation is limited solely to business travel.

Relocation Assistance

We also provide certain benefits to our employees, including our executive officers, in connection with domestic relocations, including home sale and purchase assistance, household goods and car shipment, travel, temporary housing, car rental, storage, miscellaneous relocation allowance, house-hunting trips, and tax protection to offset costs incurred by our executives as a result of these relocations. In fiscal 2009, Messrs. Brown, Pleasants, and Moore received certain of these relocation-related benefits, which have been reported in the "All Other Compensation" column of the "Summary Compensation Table" set forth below.

Post-Employment Arrangements

Change of Control Plan

From time to time, we may recruit executives from other companies where they have job security, tenure and career opportunities. In accepting a position with us, an executive is often giving up his or her current job stability for the challenges and potential risks of a new position. Through the Electronic Arts Inc. Key Employee Continuity Plan (the "CoC Plan"), we mitigate the harm that the executive would suffer if he or she were terminated by the Company for reasons beyond his or her control in conjunction with a change of control of the Company. This type of severance benefit also allows existing executives to focus on the Company's business without being unduly distracted by concerns about their job security in the event of a change of control. Finally, we expect that this benefit will act as an additional incentive for eligible participants to comply with their post-termination covenants, such as the non-solicitation requirement described below, and confidentiality obligations.

The "CoC Plan" is a "double-trigger" change of control plan. Pursuant to the CoC Plan, any eligible employee, including the Named Executive Officers, may receive certain benefits if his or her employment is terminated either without "cause" (as defined in the CoC Plan) or if he or she resigns for "good reason" (as defined in the CoC Plan) during the 12-month period following a change of control of the company or if his or her employment is terminated "without cause" during the two-month period preceding a change of control of the company. Eligible employees include all employees at the level of vice president and above.

The CoC Plan benefits include:

- a cash severance payment based on a multiple of base salary and target bonus or annual incentive opportunity;
- continued health benefits for a period ranging from six to 18 months, depending on the executive's position with the Company; and

- full and immediate vesting of all outstanding and unvested equity awards (other than certain portions of performance-based awards, which may be subject to acceleration depending on the specific terms of such awards, as described below).

The cash severance payment that Mr. Riccitiello, company-level presidents (including the presidents of our labels and our president of publishing), and executive vice presidents (including Mr. Brown, our Chief Financial Officer) are entitled to receive upon a qualifying termination of employment under the CoC Plan is equal to 150% of the sum of that executive's annual base salary and target annual bonus or incentive opportunity. We believe that this level of severance benefits will assist us in recruiting talented individuals to join and remain a part of our management team.

Upon a change of control of the Company, an executive may be subject to certain excise taxes imposed under Section 280G of the Internal Revenue Code ("Section 280G"). The CoC Plan does not provide for any additional payments (for example, tax gross-ups or reimbursements) in the event that the benefits under the CoC Plan and other arrangements offered by the Company or its affiliates cause an executive to owe an excise tax under Section 280G. However, the CoC Plan provides that, if an executive would receive a greater net after-tax benefit by having CoC Plan benefits reduced to an amount that would avoid the imposition of the Section 280G excise tax, his or her cash severance payment will be reduced accordingly.

As a condition to each executive's right to receive the benefits provided under the CoC Plan, the executive is required to execute a waiver of claims against the Company and will be bound by the terms of a non-solicitation agreement prohibiting the executive, for a one-year period following his or her termination of employment, from soliciting our employees to leave the Company.

Performance-Based RSUs — Treatment Upon Change of Control

In the event of a change of control of the Company (as defined in the Performance-Based RSU award agreement), the Performance-Based RSUs discussed above shall be converted into time-based RSUs, vesting on June 30, 2013 subject to two exceptions. If the recipient's employment is terminated without cause by the Company or is terminated for good reason by the recipient (as such terms are defined in the Performance-Based RSU award agreement), within one year of the change of control event, the RSUs will vest upon the termination date of the recipient's employment and if, during the two months immediately preceding a change of control, the recipient's employment is terminated by the Company without cause, and such termination is made in connection with the change of control, as determined by the Compensation Committee in its sole discretion, then the RSUs will vest on the date of the change of control event. The Committee feels that these terms allow the recipients of the RSUs to focus on the Company's business and keep their interests aligned with the Company's in the event of a potential change of control.

Severance Plan

We maintain an ERISA-governed severance plan (the "Severance Plan") that applies to (a) all of our U.S.-based employees whose jobs are terminated due to a reduction in force and (b) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees may receive a cash severance payment equal to two weeks of pay, with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA, for a time period equal to the number of weeks of cash severance paid.

Any severance arrangements with our executive officers, including the Named Executive Officers, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee. In the event of a change of control of the Company, the cash severance payment payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the CoC Plan.

Treatment of Stock Options Upon Retirement

In May 2004, we implemented a special retirement provision in connection with the exercise of outstanding vested stock options following a qualifying termination of employment. All stock option grants made after April 2004 to employees, including the Named Executive Officers, contain this provision. Under the standard provisions of our employee stock option plans, an optionee generally has three months following his or her termination of employment to exercise his or her stock options that had vested as of his or her termination date. After three months, these options expire. For an optionee whose length of service to the Company plus age equals 60, and whose length of service is at least 10 years, this special retirement provision extends this post-termination exercise period up to 60 months following termination of employment (but in no event beyond the original term of the stock option).

Stock Ownership Requirements

In fiscal 2004, the Board implemented stock ownership requirements for all of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934. These requirements are based on multiples of the executive officer's base salary, and range from one to six times an individual's annual base salary depending on his or her level within the Company. In some cases, these requirements are phased in on the basis of the executive officer's tenure.

The Committee monitors these stock ownership requirements and believes that they further align the interests of our executive officers with those of our stockholders. As of March 31, 2009, each of our executive officers, including the Named Executive Officers, had either met his or her then-applicable ownership requirements or had not yet reached the date on which he or she is required to meet his or her ownership requirement.

Stock Trading Policy

We have adopted a policy designed to promote compliance by all of our employees with both federal and state insider trading laws. Under this policy, certain employees (including all of our executive officers) who regularly have access to material, non-public information about the Company are prohibited from buying or selling shares of the Company's common stock during periods when the Company's trading window is closed (unless such transactions are made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). When the trading window is open, these employees (including all of our executive officers) are prohibited from buying or selling shares of the Company's common stock while in possession of material, non-public information about the Company and must request a trading clearance from our General Counsel prior to engaging in a trading transaction (unless such transaction is made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan).

In addition, we believe it is improper and inappropriate for any of our employees to engage in any transaction designed to result in a benefit from a decline in the trading price of the Company's common stock. As such, our directors, executive officers, and other employees may not engage in short sales of shares of the Company's common stock under any circumstances, including trading in puts and calls that increase in value from a decline in the trading price of our stock.

Tax and Accounting Policies

Section 162(m)

Section 162(m) of the Internal Revenue Code limits the ability of a public company to deduct the remuneration of its chief executive officer and each of the next three most highly compensated executive officers other than its chief financial officer (the "covered employees") in excess of $1 million, except for certain compensation which qualifies as "performance-based compensation". Under this exception, certain types of compensation are deductible by the Company without regard to the $1 million limitation if certain conditions are satisfied and the plan or arrangement is approved by stockholders. We have endeavored to structure our executive compensation plans and arrangements to maximize deductibility under Section 162(m) with minimal sacrifices of flexibility and impact on corporate objectives. The Executive Bonus Plan is designed to operate consistent with this strategy, though no bonuses were funded and paid under this plan in fiscal 2009. Discretionary bonuses paid under the Annual Bonus Plan in fiscal 2009 do not qualify as "performance-based compensation" within the meaning of Section 162(m).

Further, the Committee has structured our use of stock options in a manner intended to ensure deductibility of the amounts realized upon an option exercise. While the Committee has the ability to grant performance-based RSUs that qualify for the "performance-based compensation" exception to Section 162(m), the Performance-Based RSUs granted in May 2008 do not qualify as "performance-based compensation" within the meaning of

Section 162(m) of the Internal Revenue Code, due to the subsequent modification to the terms of these awards to extend the performance period by an additional two years.

With respect to non-equity compensation arrangements, the Committee has reviewed the terms of those arrangements most likely to be subject to the $1 million limitation of Section 162(m). In fiscal 2009, the compensation paid to Mr. Moore and Mr. Pleasants, which included for each of them a signing bonus and relocation-related financial assistance, exceeded the Section 162(m) deductibility threshold by approximately $410,000 for Mr. Moore and $780,000 for Mr. Pleasants. Mr. Brown, our Chief Financial Officer, was not considered a covered employee for purposes of Section 162(m) during fiscal 2009.

While the Committee will continue to consider deductibility under Section 162(m) with respect to future compensation arrangements with our executive officers, deductibility will not be the only, or necessarily the primary, factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is possible that we may, if consistent with our compensation philosophy, enter into compensation arrangements in the future under which payments are not fully deductible under Section 162(m).

Accounting for Stock-Based Compensation

In fiscal 2007, we began accounting for stock-based compensation awards in accordance with the requirements of SFAS No. 123(R), *Share-Based Payment*. The comparable compensation expense of RSUs and stock options under SFAS No. 123(R) has removed a financial reporting disincentive to use RSUs that existed before we began expensing stock options under that accounting standard. As such, in anticipation of the adoption of SFAS No. 123(R), we began granting RSUs to certain overtime-eligible employees during calendar year 2005. In calendar year 2006, we expanded the use of RSUs to all employee groups, including our executive officers.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

Linda J. Srere (Chair)

Leonard S. Coleman

Geraldine B. Laybourne

FISCAL 2009 SUMMARY COMPENSATION TABLE

The following table shows information concerning the compensation earned during fiscal 2009 by our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial and Administrative Officer, and our next three most highly compensated executive officers. We refer to these individuals collectively as the "Named Executive Officers". The following table also includes information for those Named Executive Officers, whose compensation was included in our 2007 and 2008 proxy statements.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
JOHN S. RICCITIELLO	2009	793,749	—	1,055,461	4,115,305	400,000	1,308	6,365,823
Chief Executive Officer	2008	750,000	—	—	3,663,074	625,350	3,958	5,042,382
ERIC F. BROWN .... Chief Financial Officer	2009	577,731	100,000(5)	1,553,953	1,031,884	200,000	481,459	3,945,027
JOHN F. PLEASANTS ..... President, Global Publishing and Chief Operating Officer	2009	600,840	—	1,516,595	1,793,494	200,000	324,197	4,435,126
PETER MOORE	2009	564,624	—	1,443,741	1,589,290	200,000	486,711	4,284,366
President, EA SPORTS	2008	317,308	1,500,000(6)	356,729	807,631	330,000	190,073	3,501,741
FRANK D. GIBEAU	2009	538,917	—	1,755,959	1,566,565	200,000	8,058	4,069,499
President, EA Games	2008	484,395	—	1,000,070	1,360,605	299,542	9,885	3,154,497
WARREN C. JENSON(7)	2009	303,147	—	—	—	—	64,635	367,782
Former Chief Financial and	2008	591,243	—	544,394	286,073	203,024	12,255	1,636,989
Administrative Officer	2007	571,392	—	203,242	2,080,784	637,226	2,126,071	5,618,715

(1) Represents the expense recognized by EA in fiscal 2009, as well as in the prior fiscal years presented, for financial statement reporting purposes in accordance with SFAS No. 123(R), as modified to exclude the impact of estimated forfeitures related to service-based vesting conditions, for awards of restricted stock units granted to the Named Executive Officers. No stock awards were forfeited by any of the Named Executive Officers in fiscal 2009 with the exception of 17,500 stock awards that were forfeited by Mr. Jenson upon his termination of employment. The amounts reflected above represent the value determined by EA under SFAS 123(R) for financial statement reporting purposes only and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in a restricted stock unit award). For additional information regarding the valuation methodology used by EA, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. For additional information regarding the specific terms of restricted stock units granted to the Named Executive Officers in fiscal 2009, see the "Fiscal 2009 Grants of Plan-Based Awards Table" below.

(2) Represents the expense recognized by EA in fiscal 2009, as well as in the prior fiscal years presented, for financial statement reporting purposes in accordance with SFAS No. 123(R), as modified to exclude the impact of estimated forfeitures related to service-based vesting conditions, for awards of stock options granted to the Named Executive Officers. No stock options were forfeited by any of the Named Executive Officers in fiscal 2009 with the exception of 652,500 stock options that were forfeited by Mr. Jenson upon his termination of employment. The amounts reflected above represent the value determined by EA under SFAS 123(R) for financial statement reporting purposes only and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of EA's stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009. For additional information regarding the specific terms of stock options granted to the Named Executive Officers in fiscal 2009, see the "Fiscal 2009 Grants of Plan-Based Awards Table" below.

(3) Represents amounts awarded under EA's Annual Bonus Plan for fiscal 2009. For further information regarding the bonuses paid to our Named Executive Officers in fiscal 2009, see "Annual Cash Bonus" in the Compensation Discussion and Analysis above.

(4)

All Other Compensation Table

Name	Year	Basic and Group Term Life Premiums, Executive Disability and Executive Physical Fees ($)	Company-matching 401(k) Contributions ($)	Relocation-Related Costs ($)	Tax Gross-up Related to Relocation Costs ($)	Other ($)	Total ($)
JOHN S. RICCITIELLO	2009	1,308	—	—	—	—	1,308
	2008	3,958	—	—	—	—	3,958
ERIC F. BROWN	2009	1,199	—	420,459(A)	59,801	—	481,459
JOHN F. PLEASANTS	2009	3,021	—	236,510(B)	84,666	—	324,197
PETER MOORE	2009	4,114	—	287,941(C)	194,656	—	486,711
	2008	3,766	—	139,390(D)	46,917	—	190,073
FRANK D. GIBEAU	2009	1,308	6,750	—	—	—	8,058
	2008	3,135	6,750	—	—	—	9,885
WARREN C. JENSON	2009	654	6,750	—	—	57,231(E)	64,635
	2008	5,505	6,750	—	—		12,255
	2007	1,098	13,200	26,648(F)	41,495	2,043,630(G)	2,126,071

(A) Relocation-related costs for Mr. Brown include costs of a house hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance.

(B) Relocation-related costs for Mr. Pleasants include costs of a house hunting trip, temporary housing, home sale costs, home purchase costs, storage and shipping of household goods.

(C) Relocation-related costs for Mr. Moore in fiscal 2009 include costs of a house hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance.

(D) Relocation-related costs for Mr. Moore in fiscal 2008 include costs of a house hunting trip, temporary housing, home sale costs, storage and shipping of household goods.

(E) Represents the payment upon Mr. Jenson's termination of employment for accrued paid time-off/vacation pay.

(F) Relocation-related costs for Mr. Jenson include storage and shipping of household goods.

(G) Includes $2,000,000 forgiveness of a loan to Mr. Jenson and $43,630 in imputed interest income on the loan.

(5) Represents a hiring bonus of $100,000 for Mr. Brown.

(6) Represents a hiring bonus of $1,500,000 for Mr. Moore.

(7) Mr. Jenson served as EA's Chief Financial and Administrative Officer until April 13, 2008. He remained an employee of EA after he ceased serving as our Chief Financial and Administrative Officer through September 30, 2008.

FISCAL 2009 GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows information regarding equity and non-equity plan-based awards granted to the Named Executive Officers during fiscal 2009.

Name	Grant Date[1]	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
John S. Riccitiello	—	—	—	800,000	2,400,000	—	—	—	—	—	—	—
	5/16/2008	5/15/2008	—	—	—	—	200,000	—	—	—	—	9,920,000
Eric F. Brown	—	—	—	450,000	1,800,000	—	—	—	—	—	—	—
	4/16/2008	2/12/2008	—	—	—	—	—	—	—	250,000[8]	52.02	4,236,725
	4/16/2008	2/12/2008	—	—	—	—	—	—	83,300[9]	—	—	4,333,266
	5/16/2008	5/15/2008	—	—	—	—	100,000	—	—	—	—	4,960,000
	12/16/2008	11/21/2008	—	—	—	—	—	—	—	100,000[10]	16.06	626,320
John F. Pleasants	—	—	—	450,000	1,800,000	—	—	—	—	—	—	—
	5/16/2008	5/15/2008	—	—	—	—	125,000	—	—	—	—	6,200,000
	12/16/2008	11/21/2008	—	—	—	—	—	—	—	100,000[10]	16.06	626,320
Peter Moore	—	—	—	423,750	1,695,000	—	—	—	—	—	—	—
	5/16/2008	5/15/2008	—	—	—	—	125,000	—	—	—	—	6,200,000
	6/16/2008	5/15/2008	—	—	—	—	—	—	12,500[9]	—	—	588,250
	12/16/2008	11/21/2008	—	—	—	—	—	—	—	125,000[10]	16.06	782,900
Frank D. Gibeau	—	—	—	408,750	1,635,000	—	—	—	—	—	—	—
	5/16/2008	5/15/2008	—	—	—	—	125,000	—	—	—	—	6,200,000
	6/16/2008	5/15/2008	—	—	—	—	—	—	12,500[9]	—	—	588,250
	12/16/2008	11/21/2008	—	—	—	—	—	—	—	200,000[10]	16.06	1,252,640
Warren C. Jenson	—	—	—	—	—	—	—	—	—	—	—	—

(1) Each grant was approved on the approval date indicated above by our Compensation Committee for grant on the specific grant date indicated above. For more information regarding our grant date policy, see "Compensation Discussion and Analysis" above.

(2) The target incentive amounts shown reflect our annual cash bonus plan awards originally provided under the Electronic Arts Executive Bonus Plan and represent the target awards pre-established as a percent of salary. The maximum amounts represent the greatest payout, which could have been made if the pre-established performance level was met or exceeded. For fiscal 2009, EA did not achieve the minimum funding requirement under the Executive Bonus Plan and the discretionary bonus payments were made to the Named Executive Officers pursuant to the Annual Bonus Plan. Actual 2009 payouts to the Named Executive Officers under the Annual Bonus Plan are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For more information regarding the bonuses paid to our Named Executive Officers in fiscal 2009, see "Annual Cash Bonus" in the Compensation Discussion and Analysis above.

(3) The target incentive awards shown reflect grants of performance-based restricted stock units granted under our 2000 Equity Incentive Plan. The awards vest in three equal amounts with the vesting of each amount contingent upon EA's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis). The performance period with respect to these awards ends June 30, 2013. For more information regarding these awards, see "Equity Awards" in the Compensation Discussion and Analysis above.

(4) Represents awards of restricted stock units granted under our 2000 Equity Incentive Plan. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock, and does not have an exercise price or expiration date. The restricted stock units are not entitled to receive dividends, if any, paid by EA on its common stock.

(5) Represents stock options granted under our 2000 Equity Incentive Plan.

(6) The exercise price of all stock options was 100% of the fair market value on the date of grant (based on the closing price of our common stock on the NASDAQ Global Select Market on the date of grant).

(7) Represents the value estimated by EA for reporting purposes only, in accordance with SFAS No. 123(R) for awards of stock options and restricted stock units. The amounts reflected above represent the value determined by EA for reporting purposes only and does not reflect whether the recipient has actually realized a financial benefit from the awards. For additional information regarding the valuation methodology used by EA, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

(8) Stock option vests as to 24% of the shares on the first day of the calendar month that includes the one-year anniversary of the option grant date, and will then vest and become exercisable as to an additional 2% of the shares on the first calendar day of each month thereafter for 38 months.

(9) Restricted stock units vest as to 25% of the shares on each of the first three anniversaries of the grant date, with the remaining shares vesting on the fourth anniversary of the grant date.

(10) Stock option vests as to 25% of the original grant on December 1, 2009 and 25% on December 1, 2010, and will vest as to the remaining 50% on December 1, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows information regarding all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
John S. Riccitiello	138,000	712,000[3]	49.90	5/10/2017	—	—
	—	—	—	—	200,000[4]	3,738,000
Eric F. Brown	—	250,000[5]	52.02	4/16/2018	—	—
	—	100,000[6]	16.06	12/16/2018	—	—
	—	—	—	—	100,000[4]	1,869,000
	—	—	—	—	83,300[7]	1,556,877
John F. Pleasants	120,000	380,000[8]	45.86	3/17/2018	—	—
	—	100,000[6]	16.06	12/16/2018	—	—
	—	—	—	—	125,000[4]	2,336,250
	—	—	—	—	56,250[9]	1,051,313
Peter Moore	126,000	224,000[10]	53.73	9/17/2017	—	—
	—	125,000[6]	16.06	12/16/2018	—	—
	—	—	—	—	50,000[11]	934,500
	—	—	—	—	12,500[12]	233,625
	—	—	—	—	125,000[4]	2,336,250
Frank D. Gibeau	12,600	—	31.32	10/7/2012	—	—
	60,000	—	48.79	10/24/2013	—	—
	—	100,000[13]	57.42	9/2/2015	—	—
	25,900	9,100[14]	52.03	3/1/2016	—	—
	35,000	35,000[15]	51.64	8/16/2016	—	—
	14,700	20,300[16]	49.71	6/18/2017	—	—
	38,000	62,000[17]	50.80	8/16/2017	—	—
	—	200,000[6]	16.06	12/16/2018	—	—
	—	—	—	—	12,500[12]	233,625
	—	—	—	—	9,376[18]	175,237
	—	—	—	—	10,000[19]	186,900
	—	—	—	—	3,750[20]	70,088
	—	—	—	—	3,126[18]	58,425
	—	—	—	—	5,000[21]	93,450
	—	—	—	—	125,000[4]	2,336,250
Warren C. Jenson	—	—	—	—	—	—

(1) All stock options and restricted stock units were granted pursuant to EA's 2000 Equity Incentive Plan.

(2) Represents time-based and performance-based restricted stock units. The market value was calculated by multiplying the number of unvested restricted stock units by $18.69, the closing price of EA's common stock on March 27, 2009, the last trading day of our fiscal year.

(3) Options vest in the following manner: 72,000 of these options vested on April 1, 2008 and 228,000 options vest in additional 2% increments on the first calendar day of each month thereafter for the following 38 months; 275,000 options will vest as to 100% on April 1, 2010; and 275,000 options will vest as to 100% on April 1, 2012.

(4) Performance-based restricted stock units vest in three equal amounts with the vesting of each amount contingent upon EA's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis). The performance period with respect to these awards ends June 30, 2013. For more information regarding these awards, see "Equity Awards" in the Compensation Discussion and Analysis above.

(5) Options vested as to 24% on April 1, 2009, then vest as to an additional 2% of the original grant each month until June 1, 2012.

(6) Options vest as to 25% of the original grant on December 1, 2009, then vest as to an additional 25% on December 1, 2010, and will continue to vest as to the remaining 50% on December 1, 2011.

(7) Restricted stock units vested as to 25% of the original grant on April 16, 2009, then vest as to an additional 25% on April 16, 2010, 25% on April 16, 2011 and the remaining 25% on April 16, 2012.

(8) Options vested as to 24% on March 1, 2009, then vest as to an additional 2% of the original grant each month until May 1, 2012.

(9) Restricted stock units vested as to 25% of the original grant on March 17, 2009, then vest as to an additional 25% on March 17, 2010, 25% on March 17, 2011 and the remaining 25% on March 17, 2012.

(10) Options vested as to 24%, on September 1, 2008, then vest as to an additional 2% of the original grant each month until November 1, 2011.

(11) Restricted stock units vest as to 50% of the shares on September 17, 2009 and the remaining 50% of the shares on September 17, 2011.

(12) Restricted stock units vest as to 25% of the original grant on June 16, 2009, 25% on June 16, 2010, 25% on June 16, 2011 and the remaining 25% on June 16, 2012.

(13) Options vest and becomes exercisable as to 100% of the original grant on September 2, 2009.

(14) Options vested and became exercisable as to 24% of the original grant on February 1, 2007, then vest as to an additional 2% of the original grant each month until April 1, 2010.

(15) Options vested and became exercisable as to 25% of the original grant on July 1, 2007 and 25% on July 1, 2008 and will continue to vest as to 25% on July 1, 2009 and the remaining 25% on July 1, 2010.

(16) Options vested and became exercisable as to 24% of the original grant on June 1, 2008, then vest as to an additional 2% of the original grant each month until August 1, 2011.

(17) Options vested and became exercisable as to 24% of the original grant on August 1, 2008, then vest as to an additional 2% of the original grant each month until October 1, 2011.

(18) Restricted stock award granted in conjunction with the 2006 Option Exchange Program. Restricted stock shares vested as to 25% of the original grant on August 1, 2007 and August 1, 2008, and will continue to vest as the remaining 50% on August 1, 2009.

(19) Restricted stock units vested as to 50% of the shares on September 16, 2008 and the remaining 50% of the shares will vest on October 16, 2009.

(20) Restricted stock units vested as to 25% of the original grant on June 18, 2008, 25% will vest on June 18, 2009, 25% on June 18, 2010 and the remaining 25% on June 18, 2011.

(21) Restricted stock units vested as to 25% of the original grant on August 16, 2007 and 25% on August 16, 2008, and to the remaining 50% will vest on August 16, 2009.

FISCAL 2009 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows all stock options exercised and value realized upon exercise and all restricted stock units vested and value realized upon vesting by the Named Executive Officers during fiscal 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
John S. Riccitiello	—	—	—	—
Eric F. Brown	—	—	—	—
John F. Pleasants	—	—	18,750	324,563
Peter Moore	—	—	—	—
Frank D. Gibeau	—	—	22,499	922,657
Warren C. Jenson	—	—	11,250	491,450

(1) Represents restricted stock units that vested during fiscal 2009. Shares of EA common stock, net of shares withheld for tax purposes, are issued upon vesting of restricted stock units.

(2) The value realized upon vesting of restricted stock units is calculated by multiplying the number of restricted stock units vested by the closing price of EA common stock on the vest date.

POTENTIAL PAYMENTS UPON CHANGE OF CONTROL

The following table sets forth potential payments under the CoC Plan to the Named Executive Officers upon termination without "cause" or resignation for "good reason" occurring during the two-month period before or the twelve-month period after a change in control of the company. Under the CoC Plan, an eligible employee is not entitled to any payments or benefits in the event he or she voluntarily resigns or is terminated for cause. For purposes of the table below, we have assumed a termination date of March 27, 2009, the last NASDAQ trading day of fiscal 2009 — the closing price of EA's common stock on that day was $18.69. For further information on the CoC Plan, see "Post-Employment Arrangements" in the Compensation Discussion and Analysis above.

	Cash Severance Award ($)[1]	Stock Options ($)[2]	Restricted Stock Units (time-based) ($)[3]	Restricted Stock Units (performance-based) ($)[4]	Other ($)[5]	Total ($)
John S. Riccitiello	2,400,000	—	—	3,738,000	96,141	6,234,141
Eric F. Brown	1,575,000	263,000	1,556,877	1,869,000	53,330	5,317,207
John F. Pleasants	1,575,000	263,000	1,051,313	2,336,250	60,608	5,286,171
Peter Moore	1,483,125	328,750	1,168,125	2,336,250	63,292	5,379,542
Frank D. Gibeau	1,430,625	526,000	817,725	2,336,250	80,954	5,191,554
Warren C. Jenson	—	—	—	—	—	—

(1) Represents the sum of each Named Executive Officer's base salary and target bonus incentive opportunity (as of March 27, 2009) multiplied by 1.5.

(2) Represents the value of unvested outstanding options that would accelerate and vest on a qualifying termination or after a change of control occurring as of March 27, 2009. In the case of stock options, the value is calculated by multiplying the number of shares underlying each accelerated unvested option by the difference between the per-share closing price of our common stock on March 27, 2009 and the per-share exercise price. All of the unvested options for the Named Executive Officers had exercise prices that were above the closing price of the common stock on March 27, 2009 with the exception of the options granted to them on December 16, 2008, which have an exercise price of $16.06 per share.

(3) Represents the value of unvested restricted stock or restricted stock units that would accelerate and vest on a qualifying termination or after a change of control occurring on March 27, 2009. The value was calculated by

multiplying the number of restricted stock units and shares of restricted stock that would accelerate by the per-share closing price of our common stock on March 27, 2009. Mr. Riccitiello had no time-based restricted stock or restricted stock units as of March 27, 2009.

(4) For purposes of the table, we assumed that all performance-based restricted stock units held by the Named Executive Officers would accelerate and vest on a qualifying termination or change of control occurring as of March 27, 2009. The value was calculated by multiplying the number of restricted stock units and shares of restricted stock that would accelerate by the per-share closing price of our common stock on March 27, 2009. Upon a change of control, these grants shall be converted to time-based grants vesting on June 30, 2013, provided these grants may vest earlier upon certain circumstances in connection with a qualifying termination or change of control.

(5) Includes eighteen months of post-termination health benefits and any accrued paid time off/vacation pay.

EQUITY COMPENSATION PLAN INFORMATION

We have four equity incentive plans (excluding plans assumed or adopted by EA in connection with acquisitions, as described in the footnotes below) that have been approved by our stockholders and under which our common stock is or has been authorized for issuance to employees or directors: the 1991 Stock Option Plan, the 1998 Directors' Stock Option Plan, the 2000 Equity Incentive Plan, and the 2000 Employee Stock Purchase Plan.

We have also granted restricted stock units and notes payable solely in shares of our common stock to certain employees in connection with our acquisition of VG Holding Corp. ("VGH") without stockholder approval in accordance with applicable NASDAQ listing standards.

The following table and related footnotes gives aggregate information regarding grants under all of our equity incentive plans as of the end of fiscal 2009 including the 2000 Equity Incentive and 2000 Employee Stock Purchase Plans.

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	40,374,971[2][3]	$42.23[4]	14,987,947[5]
Equity compensation plans not approved by security holders	2,433,199[6]	—	—
Total	42,808,170		14,987,947

(1) The table does not include information for equity incentive plans we assumed in connection with our acquisitions of Maxis in 1997, Criterion Software in 2004, JAMDAT Mobile Inc. in 2006 and VGH in 2008. As of March 28, 2009 a total of: (a) 225,169 shares of common stock were issuable upon exercise of outstanding options issued under the 1995 Maxis stock option plan with a weighted-average exercise price of $27.90, (b) a total of 3,383 shares were issuable upon exercise of outstanding options issued under the Criterion stock option plan with a weighted-average exercise price of $1.61; (c) a total of 5,970 shares were issuable upon exercise of outstanding options issued under the JAMDAT Amended and Restated 2000 Stock Incentive Plan with a weighted-average exercise price of $2.00; (d) a total of 539,135 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $48.21, and 488 unvested restricted stock units were outstanding under the JAMDAT 2004 Equity Incentive Plan; and (e) a total of 1,026,314 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $36.38, and 200,294 unvested restricted stock units were outstanding under the VG Holding Corp. 2005 Stock Incentive Plan, as amended. No shares remain available for issuance under the Maxis, Criterion, JAMDAT or VGH plans.

(2) Includes (a) 1,226,661 shares of common stock issuable upon exercise of outstanding options under our 1991 Stock Option Plan, with a weighted-average exercise price of $21.47; (b) 241,810 shares of common stock issuable upon exercise of outstanding options under the 1998 Directors' Stock Option Plan with a weighted-average exercise price of $32.80; (c) 31,091,355 shares of common stock issuable upon exercise of outstanding options under the 2000 Equity Incentive Plan, with a weighted-average exercise price of $43.12; and (d) 7,815,145 unvested restricted stock units outstanding under the 2000 Equity Incentive Plan. The 1991 Stock Option Plan and the 1998 Directors' Stock Option Plan have expired and no further grants may be made under these Plans.

(3) Does not include 117,191 unvested shares of restricted stock outstanding as of March 31, 2009 issued pursuant to the 2000 Equity Incentive Plan.

(4) Restricted stock unit awards and notes payable solely in shares of common stock do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

(5) Includes (a) 11,085,110 shares available for issuance under the 2000 Equity Incentive Plan and (b) 3,902,837 shares available for purchase by our employees under the 2000 Employee Stock Purchase Plan.

(6) Represents restricted stock units and notes payable solely in shares of common stock granted in connection with our acquisition of VGH. As of March 28, 2009, a total of: (a)(i) 519,356 time-based restricted stock units and (ii) 623,472 performance-based restricted stock units were outstanding under the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"); and (b) 1,290,371 shares of common stock were reserved for issuance pursuant to service-based non-interest bearing notes payable solely in shares of our common stock, which were granted to certain former employees of VGH who became employees of EA following the acquisition (the "Notes"). The restricted stock units granted pursuant to the VGH Inducement Plan and the Notes were granted in connection with our acquisition of VGH without stockholder approval in accordance with applicable NASDAQ listing standards. No further grants will be made under the VGH Inducement Plan and no further Notes will be awarded to the former employees of VGH.

See also Note 13 to the Consolidated Financial Statements included in EA's Annual Report on Form 10-K for the period ended March 31, 2009 for additional information about these equity awards and related plans.

OTHER INFORMATION

RELATED PERSON TRANSACTIONS POLICY

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of the policy is to describe the procedures used to identify, review, approve or ratify and, if necessary, disclose (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which EA (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any "related person" had, has or will have a direct or indirect interest, or (ii) any transaction for which EA's Global Code of Conduct would require approval of the Board of Directors. For purposes of the policy, a "related person" is (a) any person who is, or at any time since the beginning of EA's last fiscal year was, a director or executive officer of EA or a nominee to become a director of EA, (b) any person who is known to be the beneficial owner of more than 5% of any class of EA's voting securities, (c) any immediate family member or person sharing the household (other than a tenant or employee) of any of the foregoing persons, and (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Once a potential related person transaction has been identified, the Audit Committee (if the transaction involves an executive officer of EA) or the Nominating and Governance Committee (if the transaction involves a director of EA) will review the transaction at the next scheduled meeting of such committee. In those instances in which it is not practicable or desirable to wait until the next scheduled committee meeting, the chairperson of the applicable committee shall consider the matter and report back to the relevant committee at the next scheduled meeting.

In determining whether to approve or ratify a related person transaction, the Audit Committee or Nominating and Governance Committee (or the relevant chairperson of such committee) shall consider all of the relevant facts and circumstances available. No member of the Audit Committee or Nominating and Governance Committee shall participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee and Nominating and Governance Committee (or the relevant chairperson) shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of EA and its stockholders, as determined in good faith.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We enter into indemnification agreements with each of the members of our Board of Directors at the time they join the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

Prior to becoming Chief Executive Officer of Electronic Arts, John S. Riccitiello was a Founder and Managing Director of Elevation Partners, L.P., and also served as Chief Executive Officer of VG Holding Corp. ("VGH"), which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P., a significant stockholder of VGH. As a result of the acquisition, Mr. Riccitiello's financial returns related to these interests, including returns of deemed capital contributions, were $2.4 million through May 2008 (some of which Mr. Riccitiello could be required to return depending on the performance of the Elevation entities). Mr. Riccitiello has not received any additional payments related to the VGH acquisition to date. However, he could receive up to an additional $1.6 million plus any interest or other amounts earned thereon. This amount could be reduced, however, by a variety of factors, including investment losses of Elevation, if any, as well as certain expenses of Elevation that could offset partnership profits. Upon his separation from Elevation Partners, L.P., Mr. Riccitiello ceased to have any further control or influence over these factors.

From the commencement of negotiations with VGH, at the direction of EA's Board of Directors, EA's Audit Committee engaged directly with EA management (independently from Mr. Riccitiello) to analyze and consider the potential benefits, risks and material terms of the acquisition. EA's Board of Directors approved the acquisition after reviewing with EA's management and members of the Audit Committee the terms of the acquisition and the potential benefits and risks thereof, as well as Mr. Riccitiello's personal financial interest in VGH and the acquisition. Mr. Riccitiello recused himself from the Board of Directors meeting during the Board's deliberation of the acquisition and he did not vote on the acquisition.

In addition, we have engaged, and expect to continue to engage, in what we consider to be arm's-length commercial dealings with the following companies, which are affiliated with members of our Board of Directors: Nokia Corporation primarily related to our EA Mobile business, WorldWinner.com, a subsidiary of Liberty Media Corporation related to our Pogo business and Google Inc. Mr. Simonson is the Chief Financial Officer of Nokia; Mr. Maffei is the Chief Executive Officer of Liberty Media; Mr. Huber is the Senior Vice President of Engineering at Google.

To date, these transactions have not been material to us or to the other entities involved. We do not believe that Mr. Simonson, Mr. Maffei or Mr. Huber has a material direct or indirect interest in any of our commercial dealings with Nokia, WorldWinner.com or Google, respectively, and therefore do not consider these dealings to be "related person transactions" within the meaning of applicable SEC rules. Our Board of Directors considered our dealings with Nokia, WorldWinner.com and Google in reaching its determination that Mr. Simonson, Mr. Maffei and Mr. Huber are each an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From April 1, 2008 (the beginning of fiscal 2009) through November 4, 2008, the Compensation Committee consisted of Linda J. Srere, Leonard S. Coleman and Richard A. Simonson; from November 5, 2008 through March 31, 2009 (the end of fiscal 2009), the Compensation Committee consisted of Ms. Srere, Mr. Coleman and Geraldine B. Laybourne. None of these individuals is an employee or current or former officer of EA. No EA officer serves or has served since the beginning of fiscal 2009 as a member of the board of directors or the compensation committee of a company at which a member of EA's Compensation Committee is an employee or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires EA's directors and executive officers, and persons who own more than 10% of a registered class of EA's equity securities, to file reports of ownership and changes in ownership of common stock and other equity securities of EA. We have adopted procedures to assist EA's directors and officers in complying with these requirements, which include assisting officers and directors in preparing forms for filing.

To EA's knowledge, based solely upon review of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended March 31, 2009, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were complied with on a timely basis.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

If you would like us to consider a proposal to be included in our 2010 proxy statement and proxy card, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than February 12, 2010.

Stockholders who otherwise wish to present a proposal at the 2010 Annual Meeting of Stockholders must deliver written notice of the proposal to our Corporate Secretary c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, no earlier than March 31, 2010 and no later than April 30, 2010 (provided, however, that if the 2010 Annual Meeting is held earlier than June 29, 2010 or later than August 28, 2010, proposals must be received no earlier than the close of business on the later of the 90th day prior to the 2010 Annual Meeting or the 10th day following the day on which public announcement of the 2010 Annual Meeting is first made). The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's amended and restated bylaws. Our amended and restated bylaws are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on May 11, 2009, which you may access through the SEC's electronic data system called EDGAR at *www.sec.gov*. You may also request a copy of our amended and restated bylaws by contacting our Corporate Secretary at the address above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single notice, proxy statement and/or annual report addressed to those stockholders. This process, which is commonly referred to as "householding", potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are EA stockholders will be "householding" our notices and proxy materials. A single notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate notice or proxy materials, please notify your broker, direct your written request to our Corporate Secretary at our principal executive office, or contact our Corporate Secretary at (650) 628-1500. Stockholders who currently receive multiple copies of the notice or proxy materials at their address and would like to request "householding" of their communications should contact their broker.

REQUESTS TO THE COMPANY

The Company will provide without charge, to each person to whom a Notice and/or a proxy statement is delivered, upon request of such person and by first class mail within one business day of receipt of such request, a copy of the 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each as proposed to be amended. Any such request should be directed as follows: Stock Administration Department, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 — telephone number (650) 628-1500.

OTHER BUSINESS

The Board does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

By Order of the Board of Directors,

Stephen G. Bené
Senior Vice President, General Counsel and Secretary

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Appendix A

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

History

The Company's 2000 Equity Incentive Plan (the "Equity Plan") was adopted by our Board of Directors on January 27, 2000 and initially approved by our stockholders on March 22, 2000. The Equity Plan has been amended several times since it was initially adopted. The following general description of the Equity Plan reflects all prior amendments as well as amendments proposed to be adopted by the Company's stockholders at the 2009 Annual Meeting. The following general description is qualified in its entirety by reference to the text of the Equity Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 12, 2009. Unless otherwise indicated, capitalized terms used in this Appendix A shall have the meanings set forth in the text of the Equity Plan.

Shares Subject to the Equity Plan

The stock subject to issuance under the Equity Plan consists of shares of the Company's authorized but unissued common stock. The Equity Plan, as amended to date, authorizes the issuance of up to 78,585,000 shares of common stock pursuant to awards of stock options, stock appreciation rights, restricted stock and restricted stock units. As proposed to be amended, the number of shares authorized for issuance under the Equity Plan would be increased to 99,385,000. In addition, shares are again available for grant and issuance under the Equity Plan that (a) were subject to an option granted under the Equity Plan that terminated, to the extent then unexercised, (b) were subject to a restricted stock or restricted stock unit award under the Equity Plan that is subsequently forfeited or repurchased by us at the original issue price, if any, or (c) are subject to an award of restricted stock or restricted stock units under the Equity Plan that otherwise terminates without shares being issued. The following types of shares are not available for future grant or issuance as awards under the Equity Plan: (x) shares that are not issued or delivered as a result of the net settlement of a stock option or stock appreciation right; (y) shares that are used to pay the exercise price or withholding taxes related to an award granted under the Equity Plan; and (z) shares that are repurchased by us with the proceeds of a stock option exercise.

The number of shares issuable under the Equity Plan, and under outstanding options and other awards, is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares that are subject to Awards of Options or stock appreciation rights, granted on or after July 31, 2008, shall be counted against the aggregate number of shares reserved under the Equity Plan as one (1) share for every one (1) share subject to an Award of Options or stock appreciation rights. As proposed to be amended, any shares that are subject to Awards other than Options or stock appreciation rights, granted (a) on or after July 31, 2008 but prior to July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.82 shares for every one (1) share granted and (b) on or after July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.43 shares for every one (1) share granted.

Eligibility

The Equity Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Equity Plan provides that employees (including officers and directors who are also employees) of EA or any parent or subsidiary of EA may receive incentive stock options under the Equity Plan. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to employees and directors of EA or any parent or subsidiary of EA. As of May 15, 2009, approximately 9,000 persons were in the class of persons eligible to participate in the Equity Plan. No person is eligible to receive more than 1,400,000 shares of common stock (of which no more than 400,000 shares may be covered by awards of restricted stock) in any calendar year, other than new employees who will be eligible to receive up to 2,800,000 shares of common stock (of which no more than 800,000 shares may be covered by awards of restricted stock) in the calendar year in which they commence employment. No awards of stock appreciation rights have been made to date under the Equity Plan. A participant may hold more than one award granted under the Equity Plan.

Administration

The Equity Plan is administered by our Compensation Committee. All of the members of the Compensation Committee are "non-employee" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws. The Compensation Committee has the authority to construe and interpret the Equity Plan, grant awards and make all other determinations necessary or advisable for the administration of the Equity Plan. The members of the Compensation Committee receive no compensation for administering the Equity Plan other than their compensation for being Board and Committee members. The Company bears all expenses in connection with administration of the Equity Plan and has agreed to indemnify members of the Compensation Committee in connection with their administration of the Equity Plan. The Compensation Committee may delegate to one or more officers of the Company the authority to grant Awards under the Equity Plan to participants who are not executive officers of the Company.

Stock Options

Stock options granted under the Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of stock options is determined by the Compensation Committee but, in no event, may stock options be exercisable more than ten years from the date they are granted. The Equity Plan provides the Compensation Committee with the ability, at its discretion, to grant performance-based options subject to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Exercise Price

The Compensation Committee determines the exercise price of each option granted under the Equity Plan. The option exercise price for each incentive and nonqualified stock option share must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the stock option is granted. In the case of an incentive stock option granted to a stockholder that owns more than 10% of the total combined voting power of all classes of stock of EA or any parent or subsidiary of EA (a "Ten Percent Stockholder"), the exercise price for each such incentive stock option must be no less than 110% of the fair market value of a share of common stock at the time the incentive stock option is granted.

The exercise price of options and purchase price of shares granted under the Equity Plan may be paid as approved by the Compensation Committee at the time of grant: (a) in cash (by check); (b) by cancellation of indebtedness of the Company to the award holder; (c) by surrender of shares that either: (1) have been owned by the award holder for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or (2) were obtained by the award holder in the public market; (d) by waiver of compensation due or accrued for services rendered; (e) with respect only to purchases upon exercise of an option, and provided that a public market for the Company's stock exists: (1) subject to applicable laws, by a "same-day sale" commitment from the optionee and a National Association of Securities Dealers, Inc. ("NASD") broker; or (2) by a "margin" commitment from the optionee and an NASD broker; (f) by withholding from the shares to be issued upon exercise of an award that number of shares having a fair market value equal to the minimum amount required to satisfy the exercise price or purchase price; (g) by any combination of the foregoing; or (h) such other consideration and method of payment for issuance of shares to the extent permitted by applicable laws.

No Repricings or Exchanges of Awards Without Stockholder Approval

The Compensation Committee may, at any time or from time to time, authorize the Company, with the consent of the affected Equity Plan participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or stock appreciation right in exchange for a new option or stock appreciation right having a lower exercise price. The Compensation Committee may also, subject to approval by the Company's stockholders, at any time buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

Outside Directors

Our non-employee directors are entitled to receive automatic annual grants of options to purchase shares of our common stock under the Equity Plan. Each non-employee director who first becomes a member of the Board of Directors is granted an option to purchase 17,500 shares of common stock and 2,500 restricted stock units. Upon re-election to our Board of Directors following each annual meeting of our stockholders, each non-employee director is automatically granted an additional option to purchase 8,400 shares of common stock and 1,200 restricted stock units. If a non-employee director has not served on our Board of Directors for a full year at the time of the annual meeting of our stockholders, such director will receive a pro-rated annual grant.

Options issued to outside directors upon their initial election to the Board are exercisable as to 2% of the shares on the date of grant and as to an additional 2% of the shares on the first day of each calendar month after the date of grant so long as the outside director continues as a member of the Board. The vesting schedule for all restricted stock units and annual stock option grants made to directors upon their re-election to the Board is subject to the discretion of the Compensation Committee.

In the event of our dissolution or liquidation or a "change of control" transaction, options granted to our non-employee directors under the Equity Plan will become 100% vested and exercisable in full.

In addition, our non-employee directors may elect to receive all or a portion of their cash compensation in shares of common stock. Directors making this election are entitled to receive shares having a value equal to 110% of the amount of the cash compensation foregone.

Stock Appreciation Rights

The Compensation Committee, or a committee to which it has delegated the appropriate authority, may grant stock appreciation rights (a "SAR" or "SARs") as stand-alone awards or in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine; provided, however, that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. A SAR is an award which provides the holder with the right to receive the appreciation in value of a set number of shares of company stock or cash over a set period of time. A SAR is similar to an option in that the holder benefits from any increases in stock price above the exercise price set forth in the award agreement. However, unlike an option, the holder is not required to pay an exercise price to exercise a SAR, but simply receives the net amount of the increase in stock price in the form of cash or stock. The exercise price for a SAR must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the SAR is granted. In addition, the Compensation Committee, or a committee to which it has delegated the appropriate authority, may, at its discretion, subject SARs to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Restricted Stock Awards

The Compensation Committee may grant restricted stock awards either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee may determine. A restricted stock award is an offer by Electronic Arts to award shares of common stock that are subject to restrictions established by the Compensation Committee. These restrictions may be based upon completion by the award holder of a specified number of years of service or by the attainment of one or more of the performance factors described under the heading "Performance Factors" below. The purchase price, if any, for each such award is determined by the Compensation Committee at the time of grant. In the case of an award to a Ten Percent Stockholder, the purchase price must be 100% of fair market value. The purchase price, if any, may be paid for in any of the forms of consideration listed in items under "Exercise Price" above, as are approved by the Compensation Committee at the time of grant.

Restricted Stock Units

Restricted stock unit awards may be granted under the Equity Plan, either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Compensation Committee, or a committee to which it has delegated the appropriate authority, may determine. A restricted stock unit award is similar to a restricted stock award (and may be awarded subject to any or all of the performance goals described under the heading "Performance Factors" below) except the stock is not delivered to the participant unless and until all restrictions have terminated.

Performance Factors

Performance-based stock options, stock appreciation rights, restricted stock and restricted stock unit awards with vesting and/or exercisability conditioned on one or more of the following permissible performance factors may be granted under the Equity Plan, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, to be measured over a specified performance period that may be as short as a quarter or as long as five years (unless tied to a specific and objective milestone or event), to the extent applicable on an absolute basis or relative to a pre-established target: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; (ii) attainment of objective operating goals and employee metrics.

In addition, the Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Committee's original intent regarding the performance factors at the time of the initial award grant.

Mergers, Consolidations, and Change of Control

Except for automatic grants to non-employee directors, in the event of a merger, consolidation, dissolution or liquidation of EA, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the Equity Plan or provide substantially similar consideration, shares or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace or substitute awards, such awards will accelerate and all options will become exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Compensation Committee determines. Any awards not exercised prior to the consummation of the transaction will terminate.

Transferability

Incentive stock options granted under the Equity Plan are not transferable other than by means of a distribution upon the optionee's death. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock unit awards are subject to similar restrictions on transfer unless otherwise determined by the Compensation Committee and except that nonqualified stock options may be transferred to family members and trusts or foundations controlled by, or primarily benefiting, family members of the optionee.

Term of the Equity Plan

The Equity Plan expires in 2020 unless terminated earlier by the Board.

United States Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND PARTICIPANTS UNDER THE EQUITY PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE INTERNAL REVENUE SERVICE COULD, AT ANY TIME, TAKE A POSITION CONTRARY TO THE INFORMATION DESCRIBED IN THE FOLLOWING SUMMARY. ANY TAX EFFECTS THAT ACCRUE TO NON-U.S. PARTICIPANTS AS A RESULT OF PARTICIPATING IN THE EQUITY PLAN ARE GOVERNED BY THE TAX LAWS OF THE COUNTRIES IN WHICH SUCH PARTICIPANT RESIDES OR IS OTHERWISE SUBJECT. EACH PARTICIPANT WILL BE ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE EQUITY PLAN.

Incentive Stock Options

A participant will recognize no income upon grant or vesting of an incentive stock option and will generally not incur tax on its exercise. Unless the participant is subject to the alternative minimum tax ("AMT"), the participant will recognize income only when the shares acquired upon the exercise of an incentive stock option (the "ISO Shares") are sold or otherwise disposed of. If the participant holds ISO Shares for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant will realize a long-term capital gain or loss (rather than ordinary income) upon disposition of the ISO Shares. This long-term capital gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either the one-year or two-year required holding period (a "disqualifying disposition"), the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO Shares were held by the participant.

Alternative Minimum Tax

The Alternative Minimum Tax ("AMT") is a separately computed tax which was devised to ensure that at least a minimum amount of income tax is paid. AMT is imposed only if and to the extent that a participant would pay more tax if his or her income tax were calculated pursuant to the AMT rules than if calculated in the regular manner. The difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise is includable as income for purposes of calculating the AMT for both (i) a vested ISO and (ii) an unvested ISO for which the participant makes a timely election under Section 83(b) of the U.S. Internal Revenue Code (an "83(b) election").

Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the ISO Shares on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount. The exemption amount for 2009 is $70,950 in the case of a joint return, subject to reduction under certain circumstances. The AMT (imposed to the extent it exceeds the taxpayer's regular income tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000 in the case of married individuals filing a joint return). If a disqualifying disposition of the ISO Shares occurs in the same calendar year as the exercise of an incentive stock option, those ISO Shares are not included in the AMT calculation.

If a participant has to pay AMT, he or she is entitled to a credit against income tax (but not AMT) in later years subject to many restrictions. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the amount that was previously included in alternative minimum taxable income in the year of exercise, the excess of the fair market value of the ISO Shares at exercise of the amount paid for the ISO Shares.

Nonqualified Stock Options

A participant will generally not recognize any taxable income at the time a nonqualified stock option ("NQSO") is granted or vests provided the exercise price is no less than the fair market value of the underlying shares on the grant date. Upon exercise of a vested NQSO, the participant will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as a capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Restricted Stock Awards

A participant who receives a restricted stock award will include the amount of the award in income as compensation at the time that any forfeiture restrictions on the shares of stock lapse, unless the participant makes a timely 83(b) election. If the participant does not timely make an 83(b) election, the participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

If the participant makes a timely 83(b) election, the participant will, at the time the award is received, include the fair market value of the shares of stock on the date of receipt of the award (determined without regard to lapse restrictions), less any purchase price paid for such shares in income as compensation. The income will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's salary or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount previously taxed as ordinary income.

Restricted Stock Units

A participant will recognize income as compensation with respect to an award of restricted stock units at the time that the restrictions lapse, provided the shares are issued on the date the restrictions lapse. The participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

Stock Appreciation Rights

Assuming that a stock appreciation right ("SAR") is granted at an exercise price that is not less than the fair market value of the underlying shares on the grant date, a participant will not recognize any taxable income at the time a SAR is granted or when the SAR vests. However, upon exercise of a vested SAR, an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price will be included in income as compensation to the participant. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares issued to the participant at the time of exercise, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Internal Revenue Code Section 409A

At the present time, the Company intends to grant equity awards to participants which are either outside the scope of Section 409A of the U.S. Internal Revenue Code or are exempted from the application of Section 409A. If an equity award is subject to Section 409A and the requirements of Section 409A are not met, participants may suffer adverse tax consequences with respect to the equity award. Such consequences may include taxation at the time of the vesting of the award, an additional 20% tax penalty on the non-compliant deferred income and interest and penalties on any deferred income.

Tax Treatment of the Company

To the extent that the participant recognizes ordinary income and the Company properly reports such income to the Internal Revenue Service (the "IRS"), the Company generally will be entitled to a deduction in connection with the exercise of a NQSO or a SAR by a participant or upon the lapse of restrictions with respect to a participant's restricted stock or restricted stock unit award. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the ISO Shares and provided that the Company properly reports such income to the IRS.

ERISA

The Equity Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Proposed Amendments to the Equity Plan

At the 2009 Annual Meeting, stockholders will be asked to approve amendments to the Equity Plan as follows:

- Increase the number of shares authorized under the Equity Plan by 20,800,000 shares; and
- Replace the 1.82 multiple that is currently used to reduce the number of shares remaining available for issuance under the Equity Plan upon issuance of restricted stock and restricted stock unit awards with 1.43, so that each share of restricted stock or restricted stock unit awards granted after July 29, 2009 will reduce the number of shares remaining available for issuance by 1.43 shares.

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Appendix B

GENERAL DESCRIPTION OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN

2000 Employee Stock Purchase Plan, as Amended

The following general description of the Purchase Plan is qualified in its entirety by reference to the text of the Purchase Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 12, 2009. Unless otherwise indicated, capitalized terms used in this Appendix B shall have the meanings set forth in the text of the Purchase Plan.

History. The 2000 Purchase Plan was adopted by the Board on May 25, 2000, approved by the Stockholders on July 27, 2000, and has been subsequently amended.

Purpose. The purpose of the Purchase Plan is to provide employees of the Company with a convenient means of acquiring common stock of the Company through payroll deductions, to enhance the employees' sense of participation in the affairs of the Company and subsidiaries, and to provide an incentive for continued employment.

Administration. The Purchase Plan is administered on behalf of the Board by the Compensation Committee of the Board. The interpretation by the Compensation Committee of any provision of the Purchase Plan is final and binding on all participating employees.

Eligibility. All employees of the Company (including directors who are employees), or any parent or subsidiary, are eligible to participate in the Purchase Plan except the following: (i) employees who are not employed by the Company on the 15th day of the month before the beginning of an Offering Period (as defined below); (ii) employees who are customarily employed for less than 20 hours per week; (iii) employees who are customarily employed for less than 5 months in a calendar year; and (iv) employees who, pursuant to Section 424(d) of the Code, own or hold options to purchase or who, as a result of participation in the Purchase Plan, would own stock or hold options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary. As of May 15, 2009, the Company estimates that approximately 9,000 persons were eligible to participate in the Purchase Plan.

Participation. Each offering of the Company's common stock under the Purchase Plan is for a period of one year (the "Offering Period"). Offering Periods commence on the first business day of March and September of each year. The first day of each Offering Period is the "Offering Date" for such Offering Period. An employee cannot participate simultaneously in more than one Offering Period. Each Offering Period consists of two six-month purchase periods (each a "Purchase Period") commencing on the first business day of March and September. The last day of each Purchase Period is a "Purchase Date."

Employees may participate in the Purchase Plan during each pay period through payroll deductions. An employee sets the rate of such payroll deductions, which may not be less than 2% nor more than 10% of the employee's base salary, wages, commissions, overtime, shift premiums and bonuses plus draws against commissions, unreduced by the amount by which the employee's salary is reduced pursuant to Sections 125 or 401(k) of the Code. Eligible employees may elect to participate in any Offering Period by enrolling as provided under the terms of the Purchase Plan. Once enrolled, a participating employee will automatically participate in each succeeding Offering Period unless such employee withdraws from the Offering Period. After the rate of payroll deductions for an Offering Period has been set by an employee, that rate continues to be effective for the remainder of the Offering Period (and for all subsequent Offering Periods in which the employee is automatically enrolled) unless otherwise changed by the employee. The employee may increase or lower the rate of payroll deductions for any subsequent Offering Period but may only lower the rate of payroll deductions during the current Purchase Period. Not more than one change may be made effective during any one Purchase Period.

In any given Purchase Period, no employee may purchase more than (a) twice the number of shares that could have been purchased with the payroll deductions if the purchase price were determined by using 85% of the fair market value of a share of the Company's common stock on the Offering Date or (b) the maximum number of shares set by the Board. In addition, no employee may purchase shares at a rate that, when aggregated with all other rights to purchase stock under all other employee stock purchase plans of the Company, or any parent or subsidiary of the Company, exceeds $25,000 in fair market value (determined on the Offering Date) for each year.

Purchase Price. The purchase price of shares that may be acquired in any Purchase Period under the Purchase Plan is 85% of the lesser of (a) the fair market value of the shares on the Offering Date of the Offering Period in which the participant is enrolled or (b) the fair market value of the shares on the Purchase Date. The fair market value of the common stock on a given date is the closing price of the common stock on the immediately preceding business day as quoted on the NASDAQ Global Select Market.

Purchase of Stock. The number of whole shares an employee may purchase in any Purchase Period is determined by dividing the total amount of payroll deductions withheld from the employee during the Purchase Period pursuant to the Purchase Plan by the price per share determined as described above, subject to the limitations described above. The purchase takes place automatically on the last day of the Purchase Period.

Withdrawal. An employee may withdraw from any Offering Period at any time at least 15 days prior to the end of an Offering Period. No further payroll deductions for the purchase of shares will be made for the succeeding Offering Period unless the employee enrolls in the new Offering Period in the same manner as for initial participation in the Purchase Plan.

Termination of Employment. Termination of an employee's employment for any reason, including retirement or death, immediately cancels the employee's participation in the Purchase Plan. In such event, the payroll deductions credited to the employee's account will be returned to such employee or, in case of death, to the employee's legal representative.

Adjustment Upon Changes in Capitalization. The number of shares subject to any purchase, and the number of shares issuable under the Purchase Plan, is subject to adjustment in the event of a recapitalization of the Company's common stock. In the event of a proposed dissolution or liquidation of the Company, the Offering Period will terminate and the Board may, in its sole discretion, give participants the right to purchase shares that would not otherwise be purchasable until the last day of the applicable Purchase Period.

Tax Treatment of U.S.-based Participants. Participating employees in the U.S. will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All federal income tax consequences are deferred until a participating U.S. employee sells the shares, disposes of the shares by gift, or dies.

If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Offering Period, or if the employee dies while owning the shares, the employee realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of: (i) 15% of the fair market value of the shares at the beginning of the Offering Period; or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death, exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income, and the employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or are otherwise disposed of, including by way of gift (but not death, bequest or inheritance), prior to the expiration of either the one-year or the two-year holding periods described above (in any case a "disqualifying disposition"), the employee will realize ordinary income at the time of sale or other disposition taxable to the extent that the fair market value of the shares at the date of purchase was greater than the purchase price. This excess will constitute ordinary income in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains may be offset by capital losses, and up to $3,000 of capital losses in excess of capital gains may be offset annually against ordinary income. Ordinary income recognized by an employee upon a disqualifying disposition constitutes taxable compensation that will be reported on a W-2 form. The Company takes the position that any ordinary income recognized upon a sale or other disposition is not subject to withholding.

Tax Treatment of Non-U.S.-based Participants. For participants residing outside the U.S., the Company will assess its requirements regarding tax, social insurance and other applicable taxes in connection with participation in the Purchase Plan. These requirements may change from time to time as laws or interpretations change.

Tax Treatment of the Company. The Company is entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the employee recognized ordinary income on a disqualifying disposition of the shares. The Company treats any transfer of record ownership of shares, including transfer to a broker or nominee or into "street name," as a disposition, unless it is notified to the contrary. In order to enable the Company to learn of disqualifying dispositions and ascertain the amount of the deductions to which it is entitled, employees are required to notify the Company in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

Proposed Amendment of the 2000 Employee Stock Purchase Plan

At the 2009 Annual Meeting, stockholders will be asked to increase by 3,000,000 the number of shares of the Company's common stock reserved for issuance under the Purchase Plan.

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2009 Annual Report on Form 10-K

Annual Report

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway **Redwood City, California**	**94065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of September 26, 2008, the last business day of the second fiscal quarter, was $12,659,469,000.

As of May 15, 2009 there were 322,954,870 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2009 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

ELECTRONIC ARTS INC.
2009 FORM 10-K ANNUAL REPORT

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this Report are forward looking. We use words such as "anticipate," "believe," "expect," "intend," "estimate" (and the negative of any of these terms), "future" and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Our actual results could differ materially. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed under the heading "Risk Factors," beginning on page 12.

PART I

Item 1: *Business*

Overview

Electronic Arts ("EA™") develops, markets, publishes and distributes video game software and content that can be played by consumers on a variety of platforms, including:

- Video game consoles such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™,
- Personal computers, including the Macintosh (we refer to personal computers and the Macintosh together as "PCs"),
- Handheld game players such as the PlayStation® Portable ("PSP™") and Nintendo DS™, and
- Wireless devices, such as cellular phones and smart phones, including the Apple iPhone.

Our ability to publish games across multiple platforms has been, and will continue to be, a cornerstone of our product strategy. Historically, there have been multiple video game consoles and handheld game players available to consumers, and there has been vigorous competition among these platforms for consumer acceptance. In fiscal year 2009, the platforms for which we produced the most software products were:

Platform	Number of titles developed and published by EA in fiscal year 2009
Xbox 360	24
PLAYSTATION 3	22
PC	22
Nintendo DS	22
Wii	20
PlayStation 2	14
PSP	8

In addition to the platforms listed above, we also published over 35 games for wireless devices during fiscal year 2009.

Our products for videogame consoles, PCs and handhelds are delivered on physical media (disks and cartridges) that are sold at retail stores and through mail-order (we call these "packaged goods" products). We also provide content and services electronically, directly to consumers, for each of the platforms listed above. Some electronically delivered content and services are add-ons or are related to our packaged goods products (*e.g.*, add-on content or matchmaking services); while other games, content and services that we offer, such as games for wireless devices, and Internet-only games, are available only through electronic delivery. We believe that electronic (*i.e.*, online) delivery of game content and services will become an increasingly important part of our business over time.

Our games span a diverse range of categories, including action-adventure, casual, sports, family, fantasy, racing, music, massively-multiplayer online role-playing, simulation and strategy. We have created, licensed and acquired a strong portfolio of intellectual property, which we market and sell to a variety of consumers. Our portfolio of wholly-owned properties includes established brands such as Need for Speed™, The Sims™, Spore™, Dead Space™ and Battlefield, and games scheduled to debut in fiscal year 2010 such as *EA SPORTS™ Active™, Dragon Age™: Origins* and *Dante's Inferno™*. Our portfolio of games based on licensed intellectual property includes sports-based titles such as Madden NFL Football, FIFA Soccer and Tiger Woods PGA Tour®, and titles based on popular brands such as Harry Potter™, The Godfather™, and Hasbro. Through our EA Partners business, we also co-develop, co-publish and distribute video games that are developed and published by other companies, including the MTV Games/Harmonix franchise Rock Band and the Valve Software game *Left 4 Dead.*

Another cornerstone of our strategy is to publish products that can be iterated, or sequeled. For example, a new edition for most of our sports products, such as Madden NFL Football, is released each year. Other products, such as The Sims and Godfather, are sequeled on a less-frequent basis. We refer to these successful, iterated product families as "franchises."

We develop our games using both internal and external resources. For the fiscal years ended March 31, 2009, 2008 and 2007, research and development expenses were $1,359 million, $1,145 million and $1,041 million, respectively. We operate development studios (which develop products and perform other related functions) worldwide: BioWare (Canada and United States), Bright Light (United Kingdom), Criterion (United Kingdom), DICE (Sweden), EA Canada, EA Los Angeles (United States), EA Montreal (Canada), Visceral (United States), EA Romania, EA Salt Lake City (United States), Mythic Entertainment (United States), Pogo (United States and China), Pandemic (United States), The Sims (United States) and Tiburon (United States). We have quality assurance functions located in China, India, Korea, Singapore and Spain and localization functions located in France, Germany, Italy, Romania, Spain and Japan. We also engage third-parties to assist with the development of our games at their own development and production studios.

Our global sales network allows us to market, publish and distribute games in over 35 countries throughout the world. We generate a significant portion of our net revenue from direct sales of packaged goods products to retailers and in some of our smaller international territories, we work with third parties to distribute our packaged goods games. Many of our games, and other online content, are also available to consumers via the Internet, including our own online store. We also market and distribute games and other content for wireless devices through wireless carriers.

Our North America net revenue, substantially all of which was generated in the United States, increased by 24 percent to $2,412 million, or 57 percent of total net revenue in fiscal year 2009, as compared to $1,942 million, or 53 percent of total net revenue in fiscal year 2008 and as compared to $1,666 million, or 54 percent of total net revenue in fiscal year 2007. Internationally, we conduct business and have wholly-owned subsidiaries throughout the world, including offices in Europe, Australia, Asia and Latin America. International net revenue increased by 4 percent to $1,800 million, or 43 percent of total net revenue in fiscal year 2009, as compared to $1,723 million, or 47 percent of total net revenue in fiscal year 2008 and as compared to $1,425 million, or 46 percent of total net revenue in fiscal year 2007.

The amounts of net revenue and long-lived assets attributable to each of our geographic regions for each of the last three fiscal years are set forth in Note 18 of the Notes to Consolidated Financial Statements, included in Item 8 of this report.

In fiscal year 2009, no titles accounted for 10 percent or more of our total net revenue. In fiscal year 2008, sales of *Rock Band*, distributed for three platforms, represented approximately 10 percent of our total net revenue. In fiscal year 2007, we had two titles, *Need for Speed Carbon* and *Madden NFL 07*, published on 10 platforms, each of which represented approximately 11 percent of our total net revenue.

We were initially incorporated in California in 1982. In September 1991, we reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

Significant Business Developments in Fiscal 2009

Fiscal 2009 Cost Reduction Plan

In fiscal year 2009, we announced details of a cost reduction plan. This plan includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures. We consolidated and reorganized two of our Labels, The Sims and EA Casual Entertainment into the EA Play Label and introduced a new organization, EA Interactive, which includes our Pogo™ and EA Mobile™ businesses, in order to capture synergies and generate greater efficiencies. We now have three Labels — EA Games, EA SPORTS and EA Play.

Proposed Acquisition of Take-Two Interactive Software

On March 13, 2008, we commenced an unsolicited $26.00 per share cash tender offer for all of the outstanding shares of Take-Two Interactive Software, Inc., a Delaware corporation ("Take-Two"), for a total purchase price of approximately $2.1 billion. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two.

Our Operating Structure

We are organized into three Labels (EA Games, EA SPORTS and EA Play) and our Global Publishing Organization. Each Label operates globally with dedicated game development and marketing teams. Global Publishing operates in three regions — North America, Europe and Asia — and is responsible for a number of business functions such as: strategic planning, field marketing, sales, distribution, operations, product certification, quality assurance, motion capture, art outsourcing and localization within the local markets in which we operate.

EA Games Label

The EA Games Label is home to the largest number of our studios and development teams, which together create an expansive and diverse portfolio of games marketed under the EA brand in categories such as action-adventure, role playing, racing and combat games. The EA Games portfolio is comprised primarily of wholly-owned properties and includes several established franchises such as Need for Speed, Battlefield, Mercenaries, Burnout™ and SKATE. In addition, EA Games has recently launched new franchises including SPORE and Dead Space, and has additional titles in development. In addition to traditional packaged-goods games, EA Games also develops massively-multiplayer online role-playing games which are persistent state virtual worlds where thousands of other players can interact with one another ("MMOs"). Examples of MMOs developed by the EA Games Label include *Warhammer® Online: Age of Reckoning®* launched in fiscal year 2009 and *Star Wars™: The Old Republic™,* which is in development at our BioWare Studio, in collaboration with LucasArts. EA Games titles are developed primarily at the following EA studios: BioWare (Edmonton, Canada and Austin, Texas), Criterion (Guildford, England), DICE (Stockholm, Sweden), EA Los Angeles, EA Montreal, Visceral (Redwood City, California), Maxis (Emeryville, California), EA Mythic (Fairfax, Virginia), EAX (Burnaby, British Columbia, Canada) and Pandemic Studios (Los Angeles, California).

EA Games also includes the EA Partners group, which contracts with external game developers and third party companies, to provide these partners with a variety of services including development assistance, publishing, and distribution of their games.

EA SPORTS Label

The EA SPORTS Label brings together a collection of sports-based video games marketed under the EA SPORTS brand. EA SPORTS games range from simulated sports titles with realistic graphics based on real-world sports leagues, players, events and venues to more casual games with arcade-style gameplay and graphics. We seek to release new iterations of many of our EA SPORTS titles annually in connection with the commencement of a sports league's season or a major sporting event when appropriate. Our EA SPORTS franchises include FIFA Soccer, Madden NFL Football, Fight Night, NBA Live, NCAA Football, NCAA Basketball, Tiger Woods PGA Tour, and NHL Hockey. EA SPORTS games are developed primarily at our EA Canada studio located in Vancouver, British Columbia and our EA Tiburon studio located in Orlando, Florida.

EA Play Label

The EA Play Label is focused on creating compelling games for a mass audience of core and non-core gamers alike. EA Play games are intended to be easily accessible for people of all ages, requiring a minimal time commitment to learn, play and enjoy. EA Play Label products include (1) wholly-owned franchises such as the life simulation games, The Sims and MySims and (2) games published under licenses such as Harry Potter under license from Warner Bros., and video games based on Hasbro board games and toys, including *Littlest Pet Shop™, MONOPOLY, SCRABBLE* (North America only), *TRIVIAL PURSUIT, NERF*, and *GI JOE™*. Our EA Play Label oversees internal studios and development teams located in Redwood City, Los Angeles, Salt Lake City, and the United Kingdom and works with third party developers.

Global Publishing Organization

Global Publishing is responsible for distribution, sales and marketing of our products (including strategic planning, operations, and manufacturing functions), and for centralized development services in support of our Labels (such as product certification, quality assurance, motion capture, art outsourcing and localization within the local markets in which we operate). Global Publishing also includes our EA Interactive business unit, which includes our Pogo online games service and our EA Mobile wireless games publishing business.

Distribution, Sales and Marketing. Our global sales network allows us to market, publish and distribute games for all Labels throughout the world. Our North America publishing organization is headquartered in Redwood City, California. We have local offices in several states including Arkansas, New York, Minnesota and Texas, among others. We also have a distribution center in Kentucky. Our international publishing operations are headquartered in Geneva, Switzerland, with offices throughout Europe, Australia, Asia and Latin America. We also have various distribution centers in Europe including the Netherlands and Switzerland. Marketing activities primarily focus on television and online advertising, print advertising, retail merchandising, website development, event sponsorship, and trade shows.

Central Development Services. Our Central Development Services group provides development services to our Labels, such as product localization, quality assurance and certification, motion capture, art outsourcing and media mastering. By grouping these services together within a single, centralized organization, we expect to continue to achieve efficiencies, while improving the overall quality of our games by providing more sophisticated and robust services than any of our Labels could sustain on its own. Key components of Central Development Services' strategy are outsourcing to third parties and moving work offshore to lower-cost markets.

EA Interactive. EA Interactive is comprised of our Pogo and EA Mobile businesses.

- *Pogo.* Through our Pogo online service, we offer casual games such as card games, puzzle games and word games. We had approximately 1.8 million paying Club Pogo subscribers as of March 31, 2009. In addition to paid subscriptions, Pogo also generates revenue through Internet-based advertising and sales of digital content.

- *EA Mobile.* Through EA Mobile, we are a leading global publisher of games and other content (ringtones, images, etc.) for wireless devices. Our customers typically purchase and download our games through a wireless carrier's branded e-commerce service accessed directly from their wireless devices. EA Mobile contracts with outside development and production studios to produce the games it publishes and, to a lesser extent, develops games for wireless devices internally at development and production studios located in the United States, Canada, United Kingdom, Romania and India. Our internal development includes producing variations of the same game for compatibility with a variety of wireless devices, carriers, and geographies.

Competition

We compete for the leisure time and discretionary spending of consumers with other video game companies, as well as with other providers of different forms of entertainment, such as motion pictures, television, social networking, online casual entertainment and music. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with global operations and greater financial resources than ours.

We also face competition from other video game companies and large media companies to obtain license agreements for the right to use some of the intellectual property included in our products. Some of these content licenses are controlled by the diversified media companies, which, in some cases, have decided to publish their own games based on popular entertainment properties that they control, rather than licensing the content to a video game company such as us.

Competition in Sales of Packaged Goods

The packaged goods videogame business is characterized by the frequent launch of new games, which may be sequels of popular game franchises, or newly introduced game concepts. There is also rapid technological innovation in the packaged goods game business as competing companies continually improve their use of the powerful platforms on which games are designed to run, and extend the game experience through additional content and online services (such as match-making, and multiplayer functionality). Competition is also based on product quality and features, timing of product releases, brand-name recognition, availability and quality of in-game content, access to distribution channels, effectiveness of marketing and price.

For sales of packaged goods, we compete directly with Sony, Microsoft and Nintendo, each of which develop and publish software for their respective console platforms. We also compete with numerous companies which, like us, develop and publish video games that operate on these consoles and on PCs and handheld game players. These competitors include Activision Blizzard, Capcom, Infogrames Entertainment SA, Koei, Konami, LucasArts, Midway, Namco, Sega, Take-Two Interactive, THQ and Ubisoft. Diversified media companies such as Fox, Disney, Time Warner and Viacom are also expanding their software game publishing efforts.

Competition in Games for Wireless Devices

The wireless entertainment applications market segment, for which we develop and publish games, ring tones, music, video and wallpapers for wireless devices, is characterized by frequent product introductions, rapidly emerging new wireless platforms and new technologies. As demand for applications continues to increase and the penetration of wireless devices that feature fully-functional browsers continues to grow, we expect new competitors to enter the market and existing competitors to allocate more resources to develop and market competing applications. As a result, we expect competition in the wireless entertainment market segment to intensify.

Current and potential competitors in the wireless entertainment applications market segment include major media companies, traditional video game publishing companies, wireless carriers, wireless software providers and other companies that specialize in wireless entertainment applications. We also compete with wireless content aggregators, who pool applications from multiple developers (and sometimes publishers) and offer them to carriers or through other sales channels. In addition, new and existing competitors are beginning to offer wireless entertainment applications on an ad-supported basis. Currently, we consider our primary competitors in the wireless entertainment applications market segment to be Gameloft, Glu Mobile, Namco, Pangea and Sony Pictures.

Competition in Online Gaming Services

The online (*i.e.*, Internet-based) games market segment is characterized by frequent product introductions, new and evolving business models and new platforms. As the proportion of households with a broadband connection continues to grow, we expect new competitors to enter the market and existing competitors to allocate more resources toward developing online games services. As a result, we expect competition in the online games services market segment to intensify.

Our current and potential competitors in the online games market segment include major media companies, traditional video game publishing companies, and companies that specialize in online games including social networking game companies. In the massively multiplayer online game business, our competitors include Activision Blizzard, Infogrames Entertainment SA, NC Soft, and Sony. Competing providers of other kinds of online games include Big Fish, MSN, Popcap, Real, AOL, Yahoo! and Nexon.

Intellectual Property

Like other entertainment companies, our business is significantly based on the creation, acquisition, exploitation and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology, and other technology and trade secrets that we use to develop our games and to make them run properly. Other intellectual property is in the form of audio-visual elements that consumers can see, hear and interact with when they are playing our games — we call this form of intellectual property "content."

We develop products from wholly-owned intellectual properties we create within our own studios. We also acquire the rights to include proprietary intellectual property in our products through acquisitions. In addition, we also obtain content and intellectual property through licenses and service agreements such as those with sports leagues and player associations, movie studios and performing talent, authors and literary publishers, music labels, music publishers and musicians. These agreements typically limit our use of the licensed rights in products for specific time periods. In addition, our products that play on game consoles, handhelds and wireless devices include technology that is owned by the console or wireless device manufacturer and licensed non-exclusively to us for use. We also license technology from providers other than console and wireless device manufacturers. While we may have renewal rights for some licenses, our business and the justification for the development of many of our products is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms and at reasonable rates.

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to the software code, as well as the brand or title name trademark under which our products are marketed. We register copyrights and trademarks in the United States and other countries as appropriate.

As with other forms of entertainment, our products are susceptible to unauthorized copying and piracy. We typically distribute our PC products using copy protection technology, digital rights management technology or other technological protection measures to prevent piracy and the use of unauthorized copies of our products. In addition, console manufacturers typically incorporate technological protections and other security measures in their consoles in an effort to prevent the use of unlicensed product. We are actively engaged in enforcement and other activities to protect against unauthorized copying and piracy, including monitoring online channels for distribution of pirated copies, and participating in various industry-wide enforcement initiatives, education programs and legislative activity around the world.

Significant Relationships

Console Manufacturers

Sony. Under the terms of agreements we have entered into with Sony Computer Entertainment Inc. and its affiliates, we are authorized to develop and distribute disk-based software products and online content compatible with the PlayStation 2, PLAYSTATION 3 and PSP. Pursuant to these agreements, we engage Sony to supply PlayStation 2, PLAYSTATION 3 and PSP disks for our products.

Microsoft. Under the terms of agreements we have entered into with Microsoft Corporation and its affiliates, we are authorized to develop and distribute DVD-based software products and online content compatible with the Xbox 360.

Nintendo. Under the terms of agreements we have entered into with Nintendo Co., Ltd. and its affiliates, we are authorized to develop and distribute proprietary optical format disk products and cartridges compatible with the Wii and the Nintendo DS. Pursuant to these agreements, we engage Nintendo to supply Wii proprietary optical format disk products and Nintendo DS cartridges for our products.

Retailers

The console, handheld and PC games that we publish are made available to consumers as packaged goods (usually in Blu-ray Disc, CD, DVD, cartridge or Universal Media Disc format) that are typically sold in retail stores and through online stores (including our own online store). In North America and Europe, our largest markets, we sell these packaged goods products primarily to retailers, including mass market retailers (such as Wal-Mart), electronics specialty stores (such as Best Buy) or game software specialty stores (such as GameStop). Many of our PC products and related content (such as booster packs, expansion packs and smaller pieces of game content) can also be purchased over the Internet through digital download.

We generated approximately 96 percent of our North America net revenue from direct sales to retailers in fiscal year 2009, with the remaining net revenue being generated through a limited number of specialized and regional distributors in markets where we believe direct sales would not be economical. We had direct sales to GameStop Corp. which represented approximately 14 percent, 13 percent and 12 percent of total net revenue in fiscal years 2009, 2008 and 2007, respectively. We also had direct sales to Wal-Mart Stores, Inc. which represented approximately 14 percent, 12 percent and 13 percent of total net revenue in fiscal years 2009, 2008 and 2007, respectively.

Wireless Carriers

We have agreements to distribute our wireless applications through more than 230 carriers in over 50 countries. Our customers download our applications to their wireless devices and their wireless carrier invoices them either a one-time or monthly subscription fee. Our carrier distribution agreements establish the fees to be retained by the carrier for distributing our applications. These arrangements are typically terminable on short notice. The agreements generally do not obligate the carriers to market or distribute any of our applications.

Content Licensors

Many of our products are based on or incorporate content and trademarks owned by others. For example, our products include rights licensed from third parties, including major movie studios, publishers, artists, authors, celebrities, traditional game and toy companies, athletes and the major sports leagues and players associations.

EA Partners

Through our EA Partners group, we team with external game developers and third party companies, to provide these partners with a variety of services including development assistance, publishing, and distribution. For example, in fiscal year 2009, through agreements with Crytek, Valve Software and Harmonix, a subsidiary of Viacom, we released *Crysis Warhead®*, *Left 4 Dead*, and *Rock Band 2*, respectively.

Inventory, Working Capital, Backlog, Manufacturing and Suppliers

We manage inventory by communicating with our customers prior to the release of our products, and then using our industry experience to forecast demand on a product-by-product and territory-by-territory basis. Historically, we have experienced high turnover of our products, and the lead times on re-orders of our products are generally short (*e.g.*, approximately two to three weeks). Further, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we have practices in place with our customers (such as stock balancing and price protection) that reduce product returns.

We typically ship orders immediately upon receipt. To the extent that any backlog may or may not exist at the end of a reporting period, it would be an unreliable indicator of future results of any period.

In many instances, we are able to acquire materials on a volume-discount basis. We have multiple potential sources of supply for most materials, except for the disk or cartridge component of our PLAYSTATION 3, PlayStation 2, PSP, Wii and Nintendo DS products.

Seasonality

Our business is highly seasonal. We have historically experienced our highest sales volume in the holiday season quarter ending in December and a seasonal low in sales volume in the quarter ending in June. While our sales generally follow this seasonal trend, there can be no assurance that this trend will continue. In fiscal year 2009, we continued to defer the recognition of a significant amount of net revenue related to our online-enabled packaged goods and digital content over an extended period of time (*i.e.*, typically six months). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, consumer demand for our products, shipment schedules and our revenue recognition policies.

Employees

As of March 31, 2009, we had approximately 9,100 regular, full-time employees, of whom over 5,100 were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. Approximately 3 percent of our employees, all of whom work for DICE, our Swedish development studio, are represented by a union, guild or other collective bargaining organization.

Executive Officers

The following table sets forth information regarding our executive officers as of May 21, 2009:

Name	Age	Position
John S. Riccitiello	49	Chief Executive Officer
Eric F. Brown	43	Executive Vice President, Chief Financial Officer
Frank D. Gibeau	40	President, EA Games Label
Peter R. Moore	54	President, EA SPORTS Label
John F. Pleasants	43	President, Global Publishing and Chief Operating Officer
Rodney Humble	43	Executive Vice President, EA Play Label
Gerhard Florin	50	Executive Vice President, Western World Publishing
Joel Linzner	57	Executive Vice President, Business and Legal Affairs
Gabrielle Toledano	42	Executive Vice President, Human Resources
Kenneth A. Barker	42	Senior Vice President, Chief Accounting Officer
Stephen G. Bené	45	Senior Vice President, General Counsel and Corporate Secretary

Mr. Riccitiello has served as Chief Executive Officer and a Director of Electronic Arts since April 2007. Prior to re-joining Electronic Arts, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, he served as President and Chief Operating Officer of Electronic Arts. Prior to joining Electronic Arts, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and CEO of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley.

Mr. Brown has served as Executive Vice President, Chief Financial Officer since April 2008. Prior to re-joining Electronic Arts, he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., a security technology company from March 2006 until March 2008. From January 2005 until March 2006, Mr. Brown was McAfee's Executive Vice President and Chief Financial Officer. Mr. Brown served as President and Chief Financial Officer of MicroStrategy Incorporated, a business intelligence software provider, from 2000 until 2004. From October 1998 until February 2000, Mr. Brown served as Chief Financial Officer of one of EA's business units and then Chief Operating Officer of EA's studio organization in Redwood City, CA. Mr. Brown received an M.B.A. from the Sloan School of Management of the Massachusetts Institute of Technology and a B.S. in Chemistry from the Massachusetts Institute of Technology.

Mr. Gibeau was named President, EA Games Label in June 2007. Prior to that time, he had served as Executive Vice President, General Manager, North America Publishing beginning in September 2005. From 2002 until September 2005, he was Senior Vice President of North American Marketing. Mr. Gibeau has held various publishing positions since joining the company in 1991. Mr. Gibeau holds a B.S. degree from the University of Southern California and an M.B.A. from Santa Clara University.

Mr. Moore was named President, EA Sports, in September 2007. From January 2003 until he joined Electronic Arts, Mr. Moore was with Microsoft where he served as head of Xbox marketing and was later named as Corporate Vice President, Interactive Entertainment Business, Entertainment and Devices Division, a position in which he led both the Xbox and Games for Windows businesses. Prior to joining Microsoft, Mr. Moore was President and Chief Operating Officer of SEGA of America, where he was responsible for overseeing SEGA's video game business in North America. Before joining SEGA, Mr. Moore was Senior Vice President of Marketing at Reebok International Ltd. Mr. Moore holds a bachelor's degree from Keele University, United Kingdom, and a Master's degree from California State University, Long Beach.

Mr. Pleasants was named President, Global Publishing and Chief Operating Officer in March 2008. Prior to joining EA, Mr. Pleasants was an investor in, and served as an advisor to, various privately-held companies. From September 2005 until June 2007, Mr. Pleasants served as President and Chief Executive Officer of Revolution Health Group, a comprehensive consumer-directed healthcare company. From November 1996 until September 2005, Mr. Pleasants held various senior positions at IAC/InterActiveCorp, including, most recently, President and Chief Executive Officer of Ticketmaster, a division of IAC. Mr. Pleasants holds a B.A. in political science from Yale University and an M.B.A. from Harvard Business School.

Mr. Humble was named Executive Vice President, EA Play Label in November 2008. Mr. Humble joined Electronic Arts in October 2004, where he served as Executive Producer of The Sims studio before becoming Vice President in February 2006. Mr. Humble was promoted to Senior Vice President of The Sims studio in August 2007 and Executive Vice President of The Sims studio in September 2008. Prior to joining Electronic Arts, Mr. Humble was the Vice President of Product Development at Sony Online Entertainment from 2000 to 2004. From 1997 to 2000, he served as Chief Executive Officer of Harmless Games, an independent games company that he co-owned. From 1995 to 1997, Mr. Humble served as Executive Producer at Virgin Interactive and from 1990 to 1995 he served as Executive Producer at Gametek.

Dr. Florin has served as an Executive Vice President in our Global Publishing Organization since September 2005. From April 2003 until September 2005, he served as Senior Vice President and Managing Director, European Publishing. From 2001 until April 2003, he served as Vice President, Managing Director for European countries. From the time he joined Electronic Arts in 1996 until 2001, Dr. Florin was the Managing Director for

German speaking countries. Prior to joining EA, Dr. Florin held various positions at BMG, the global music division of Bertelsmann AG, and worked as a consultant with McKinsey. Dr. Florin holds Master's and Ph.D. degrees in Economics from the University of Augsburg, Germany.

Mr. Linzner has served as Executive Vice President, Business and Legal Affairs since March 2005. From April 2004 to March 2005, he served as Senior Vice President, Business and Legal Affairs. From October 2002 to April 2004, Mr. Linzner held the position of Senior Vice President of Worldwide Business Affairs and from July 1999 to October 2002, he held the position of Vice President of Worldwide Business Affairs. Prior to joining Electronic Arts in July 1999, Mr. Linzner served as outside litigation counsel to Electronic Arts and several other companies in the video game industry. Mr. Linzner earned his J.D. from Boalt Hall at the University of California, Berkeley, after graduating from Brandeis University. He is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Ms. Toledano has served as Executive Vice President, Human Resources since April 2007. From February 2006 to April 2007, Ms. Toledano held the position of Senior Vice President, Human Resources. Prior to joining Electronic Arts, Ms. Toledano worked at Siebel Systems, Inc. from July 2002 to February 2006 where she held a number of positions, including Senior Vice President of Human Resources. From September 2000 to June 2002, she served as Senior Director of Human Resources for Microsoft Corporation, and from September 1998 until September 2000, she served as Director of Human Resources and Recruiting for Microsoft. Ms. Toledano earned both her undergraduate degree in Humanities and her graduate degree in Education from Stanford University.

Mr. Barker has served as Senior Vice President, Chief Accounting Officer since April 2006. From June 2003 to April 2006, Mr. Barker held the position of Vice President, Chief Accounting Officer. Prior to joining Electronic Arts, Mr. Barker was employed at Sun Microsystems, Inc., as Vice President and Corporate Controller from October 2002 to June 2003 and Assistant Corporate Controller from April 2000 to September 2002. Prior to that, he was an audit partner at Deloitte. Mr. Barker graduated from the University of Notre Dame with a B.A. degree in Accounting.

Mr. Bené has served as Senior Vice President, General Counsel and Corporate Secretary since October 2004. From April 2004 to October 2004, Mr. Bené held the position of Vice President, Acting General Counsel and Corporate Secretary, and from June 2003 to April 2004, he held the position of Vice President and Associate General Counsel. Prior to June 2003, Mr. Bené had served as internal legal counsel since joining EA in March 1995. Mr. Bené earned his J.D. from Stanford Law School, and received his B.S. in Mechanical Engineering from Rice University. Mr. Bené is a member of the Bar of the State of California.

Investor Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://investor.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Except as expressly set forth in this Form 10-K annual report, the contents of our website are not incorporated into, or otherwise to be regarded as part of this report.

Item 1A: *Risk Factors*

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Our business is highly dependent on the success and availability of video game hardware systems manufactured by third parties, as well as our ability to develop commercially successful products for these systems.

We derive most of our revenue from the sale of products for play on video game hardware systems (which we also refer to as "platforms") manufactured by third parties, such as Sony's PlayStation 2, PLAYSTATION 3, PlayStation Portable, Microsoft's Xbox 360, Nintendo's Wii and DS. The success of our business is driven in large part by the commercial success and adequate supply of these video game hardware systems, our ability to accurately predict which systems will be successful in the marketplace, and our ability to develop commercially successful products for these systems. We must make product development decisions and commit significant resources well in advance of anticipated product ship dates. A platform for which we are developing products may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the systems for which we are developing products is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products, and our financial performance will be harmed. Alternatively, a system for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

If we do not consistently meet our product development schedules, our operating results will be adversely affected.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring in the December quarter. In addition, we seek to release many of our products in conjunction with specific events, such as the release of a related movie or the beginning of a sports season or major sporting event. If we miss these key selling periods for any reason, including product delays or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Likewise, if a key event to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. For example, we had initially planned to release an upcoming game, *Harry Potter and the Half-Blood Prince*™, in November 2008 (during our fiscal year ending March 31, 2009). The game is now expected to be released in the summer of 2009 in conjunction with the release of the Warner Bros. Pictures' film. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our products and the platforms for which they are developed, and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back release dates. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services or if consumers prefer our competitors' products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge in the United States and abroad. While many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue in our industry. Hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations. If our competitors develop more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as pay-for-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, printing advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.

As a result of the national and global economic downturn, overall consumer spending has declined and retailers globally have taken a more conservative stance in ordering game inventory. The decrease in discretionary consumer spending contributed to the decline in the anticipated demand for our products during the 2008 holiday selling season. Continued economic distress, which may result in a further decrease in demand for our products, particularly during key product launch windows, could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, increase costs associated with developing and publishing our products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results. In addition, the decline in our market capitalization and our expected financial performance indicated that a potential impairment of goodwill existed during the third quarter of fiscal year 2009. As a result, we performed goodwill impairment tests for our reporting units in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. As a result of the goodwill impairment analysis, we determined that our EA Mobile reporting unit's goodwill was impaired. During the fiscal year ended March 31, 2009, we recorded a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. If we experience further deterioration in our market capitalization or our financial performance, we could be required to recognize significant impairment charges in future periods.

Our international net revenue is subject to currency fluctuations.

For the fiscal year ended March 31, 2009, international net revenue comprised 43 percent of our total net revenue. We expect foreign sales to continue to account for a significant portion of our total net revenue. Such sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies, which may fluctuate against the U.S. dollar. In addition, our international investments and our cash and cash equivalents denominated in foreign currencies are subject to currency fluctuations. We use foreign currency forward contracts to mitigate some foreign currency risk associated with foreign currency denominated assets and liabilities (primarily certain intercompany receivables and payables) to a limited extent and foreign currency option contracts to hedge foreign currency forecasted transactions (primarily related to a portion of the revenue and expenses denominated in foreign currency generated by our operational subsidiaries). However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. The disruption in the global financial markets has also impacted many of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could negatively impact our treasury operations, including our ability to secure credit-worthy counterparties for our foreign currency hedging programs. Accordingly, our results of operations, including our reported net revenue, operating expenses and net income, and financial condition can be adversely affected by unfavorable foreign currency fluctuations, especially the Euro, British pound sterling and Canadian dollar.

Volatility in the capital markets may adversely impact the value of our investments and could cause us to recognize significant impairment charges in our operating results.

Our portfolio of short-term investments and marketable equity securities is subject to volatility in the capital markets and to national and international economic conditions. In particular, our international investments can be subject to fluctuations in foreign currency and our short-term investments are susceptible to changes in short-term interest rates. These investments are also impacted by declines in value attributable to the credit-worthiness of the issuer. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, strategic investments or business acquisitions, or for other purposes. If we were to liquidate these short-term investments at a time when they were worth less than what we had originally purchased them for, or if the obligor were unable to pay the full amount at maturity, we could incur a significant loss. Similarly, we hold marketable equity securities, which have been and may continue to be adversely impacted by price and trading volume volatility in the public stock markets. For the fiscal year ended March 31, 2009, we recognized impairment charges of $30 million and $27 million on our Neowiz and The9 common stock investments, respectively. As of May 14, 2009, the aggregate fair market value of our investment in The9 had declined by approximately $21 million since March 31, 2009. If we were to sell these marketable equity securities for a loss, or if we were to determine that their value had become further impaired on an other-than-temporary basis, we could be required to recognize additional impairment charges, which could have an adverse effect on our financial condition and results of operations.

The majority of our sales are made to a relatively small number of key customers. If these customers reduce their purchases of our products or become unable to pay for them, our business could be harmed.

During the fiscal year ended March 31, 2009, approximately 68 percent of our United States sales were made to seven key customers. In Europe, our top ten customers accounted for approximately 44 percent of our sales in that territory during the fiscal year ended March 31, 2009. Worldwide, we had direct sales to two customers, GameStop Corp. and Wal-Mart Stores Inc., which each represented approximately 14 percent of total net revenue for the fiscal year ended March 31, 2009. As a result of the economic downturn, retailers globally have taken a more conservative stance in ordering game inventory. Though our products are available to consumers through a variety of retailers, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products, and could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our products or declared bankruptcy. Additionally, our receivables from these large customers increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Also, having such a large portion of our total net revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

Our industry is cyclical, driven by the periodic introduction of new video game hardware systems. As we continue to move through the current cycle, our industry growth may slow down and as a result, our operating results may be difficult to predict.

Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PLAYSTATION 3 and the Wii, respectively. Sales of software designed for these hardware systems represent the majority of our revenue, so our growth and success is highly correlated to sales of videogame hardware systems. While there are indications that this current cycle may be extended longer than prior cycles, in part, due to the growth of online services and content, and the greater graphic and processing power of the current generation hardware, we expect growth in the installed base of the current generation of video game systems to slow as we enter the back half of this cycle. This slow-down in sales of video game players, which may be exacerbated by the current economic environment, may cause a corresponding slow-down in the growth of sales of video game software, which could significantly affect our operating results. Consequently, the decline in prior-generation product sales, particularly the PlayStation 2, may be greater or faster than we anticipate, and sales of products for the new platforms may be lower or increase more slowly than we anticipate. Moreover, development costs for the current cycle of video game systems continue to be greater on a per-title basis than development costs for prior-generation video game systems. In addition, in light of the current economic environment and where we stand in the current generation console cycle, our industry may experience slower growth than in recent years. As a result of these factors, during the next several quarters and years, we expect our operating results to be difficult to predict.

Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies in our games, the quality, timeliness and competitiveness of our products and services will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our products and services competitive in the market. Therefore, we usually start our product development with a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses.

The video game hardware manufacturers are among our chief competitors and frequently control the manufacturing of and/or access to our video game products. If they do not approve our products, we will be unable to ship to our customers.

Our agreements with hardware licensors (such as Sony for the PLAYSTATION 3, Microsoft for the Xbox 360, and Nintendo for the Wii) typically give significant control to the licensor over the approval and manufacturing of our products, which could, in certain circumstances, leave us unable to get our products approved, manufactured and shipped to customers. These hardware licensors are also among our chief competitors. Generally, control of the approval and manufacturing process by the hardware licensors increases both our manufacturing lead times and costs as compared to those we can achieve independently. While we believe that our relationships with our hardware licensors are currently good, the potential for these licensors to delay or refuse to approve or manufacture our products exists. Such occurrences would harm our business and our financial performance.

We also require compatibility code and the consent of Microsoft, Sony and Nintendo in order to include online capabilities in our products for their respective platforms. As online capabilities for video game systems become more significant, Microsoft, Sony and Nintendo could restrict the manner in which we provide online capabilities for our products. If Microsoft, Sony or Nintendo refused to approve our products with online capabilities or significantly impacted the financial terms on which these services are offered to our customers, our business could be harmed.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a video game system such as the Xbox 360, PLAYSTATION 3 or Wii, we must take a license from Microsoft, Sony and Nintendo, respectively, which gives these companies the opportunity to set the fee structure that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because publishing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability.

Many of our products are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues and players' associations. Similarly, many of our other hit franchises, such as The Godfather, Harry Potter and Lord of the Rings, are based on key film and literary licenses. In addition, one of our most successful products in fiscal year 2009, *Rock Band 2*, was a game which we did not develop, but for which we had acquired distribution rights. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. Our leading position within the interactive entertainment industry makes us a prime target for recruiting of executives and key creative talent. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our business will be impaired.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution to our investors and other negative consequences.

We have engaged in, evaluated, and expect to continue to engage in and evaluate, a wide array of potential strategic transactions, including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) minority investments in strategic partners, and (3) investments in new interactive entertainment businesses (for example, online and mobile games). Any of these strategic transactions could be material to our financial condition and results of operations. Although we regularly search for opportunities to engage in strategic transactions, we may not be successful in identifying suitable opportunities. We may not be able to consummate potential acquisitions or investments or an acquisition or investment we do consummate may not enhance our business or may decrease rather than increase our earnings. The process of acquiring and integrating a company or business, or successfully exploiting acquired intellectual property or other assets, could divert a significant amount of resources, as well as our management's time and focus and may create unforeseen operating difficulties and expenditures, particularly for a large acquisition. Additional risks and variations of the foregoing risks we face include:

- The need to implement or remediate controls, procedures and policies appropriate for a public company in an acquired company that, prior to the acquisition, lacked these controls, procedures and policies,
- Cultural challenges associated with integrating employees from an acquired company or business into our organization,

- Retaining key employees and maintaining the key business and customer relationships of the businesses we acquire,
- The need to integrate an acquired company's accounting, management information, human resource and other administrative systems to permit effective management and timely reporting,
- The possibility that we will not discover important facts during due diligence that could have a material adverse impact on the value of the businesses we acquire,
- Potential impairment charges incurred to write down the carrying amount of intangible assets generated as a result of an acquisition,
- Litigation or other claims in connection with, or inheritance of claims or litigation risks as a result of, an acquisition, including claims from terminated employees, customers or other third parties,
- Significant accounting charges resulting from the completion and integration of a sizeable acquisition and increased capital expenditures,
- Significant acquisition-related accounting adjustments, particularly relating to an acquired company's deferred revenue, that may cause reported revenue and profits of the combined company to be lower than the sum of their stand-alone revenue and profits,
- The possibility that the combined company would not achieve the expected benefits, including any anticipated operating and product synergies, of the acquisition as quickly as anticipated,
- The possibility that the costs of, or operational difficulties arising from, an acquisition would be greater than anticipated,
- To the extent that we engage in strategic transactions outside of the United States, we face additional risks, including risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries, and
- The possibility that a change of control of a company we acquire triggers a termination of contractual or intellectual property rights important to the operation of its business.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses, such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

From time to time, third parties may assert against us alleged patent, copyright, trademark, personal publicity rights, or other intellectual property rights to technologies, products or delivery/payment methods that are important to our business. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. For example, we may be subject to intellectual property infringement claims from certain individuals and companies who have acquired patent portfolios for the sole purpose of asserting such claims against other companies. In addition, many of our products are highly realistic and feature materials that are based on real world examples, which may be the subject of intellectual property infringement claims of others. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative mode of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.

From time to time we may become involved in other legal proceedings, which could adversely affect us.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Our business is subject to increasing regulation and the adoption of proposed legislation we oppose could negatively impact our business.

Legislation is continually being introduced in the United States at the local, state and federal levels for the establishment of government mandated rating requirements or restrictions on distribution of entertainment software based on content. To date, most courts that have ruled on such legislation have ruled in a manner favorable to the interactive entertainment industry. Other countries have adopted or are considering laws regulating or mandating ratings requirements on entertainment software content and certain foreign countries already allow government censorship of entertainment software products. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or application of these laws in an unanticipated manner may harm our business.

Our products are subject to the threat of piracy and unauthorized copying.

Entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, as do the manufacturers of consoles on which our games are played, these efforts may not be successful in controlling the piracy of our products.

While legal protections exist to combat piracy, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright and prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

If one or more of our titles were found to contain hidden, objectionable content, our business could suffer.

Throughout the history of our industry, many video games have been designed to include certain hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. However, in several recent cases, hidden content or features have been found to be included in other publishers' products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some hidden content and features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. In a few cases, the Entertainment Software Ratings Board ("ESRB") has reacted to discoveries of hidden content and features by reviewing the rating that was originally assigned to the product, requiring the publisher to change the game packaging and/or fining the publisher. Retailers have on occasion reacted to the discovery of such hidden content by removing these games from their shelves, refusing to sell them, and demanding that their publishers accept them as product returns. Likewise, consumers have reacted to the revelation of hidden content by refusing to purchase such games, demanding refunds for games they have already purchased, and refraining from buying other games published by the company whose game contained the objectionable material.

We have implemented preventative measures designed to reduce the possibility of hidden, objectionable content from appearing in the video games we publish. Nonetheless, these preventative measures are subject to human error, circumvention, overriding, and reasonable resource constraints. In addition, to the extent we acquire a company without similar controls in place, the possibility of hidden, objectionable content appearing in video games developed by that company but for which we are ultimately responsible could increase. If a video game we published were found to contain hidden, objectionable content, the ESRB could demand that we recall a game and change its packaging to reflect a revised rating, retailers could refuse to sell it and demand we accept the return of any unsold copies or returns from customers, and consumers could refuse to buy it or demand that we refund their money. This could have a material negative impact on our operating results and financial condition. In addition, our reputation could be harmed, which could impact sales of other video games we sell. If any of these consequences were to occur, our business and financial performance could be significantly harmed.

If we ship defective products, our operating results could suffer.

Products such as ours are extremely complex software programs, and are difficult to develop, manufacture and distribute. We have quality controls in place to detect defects in the software, media and packaging of our products before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in our products before they have been reproduced and released into the marketplace. In such an event, we could be required to recall a product, or we may find it necessary to voluntarily recall a product, and/or scrap defective inventory, which could significantly harm our business and operating results.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws' treatment of software and internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit level, by changes in our business or changes in our structure resulting from the reorganization of our business and operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. In fiscal year 2009, we recorded a valuation allowance against most of our U.S. deferred tax assets, consisting of $232 million related to deferred tax assets that existed as of our fiscal year ended March 31, 2008, plus an additional $134 million against deferred tax assets recorded during fiscal year 2009. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggests that these benefits are more likely than not to be realized. Further, our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are regularly under examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from these examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition.

Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, expiring rulings, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Due to recent economic events, the frequency of accounting policy changes may accelerate. Policies affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. Through fiscal year 2007, for accounting purposes, vendor-specific objective evidence of fair value ("VSOE") existed for the online service related to our online-enabled packaged software products. Accordingly, we allocated the revenue collected from the sale of the software product between the online service offered and the software product and recognized the amounts allocated to each element separately. However, starting in fiscal year 2008, VSOE did not exist for the online service and we began to recognize all of the revenue from bundle sales on a deferred basis over an estimated online service period, which we estimate to be six months beginning in the month after shipment. We expect that a more significant portion of our games will be online-enabled in the future and we could be required to recognize the related revenue over an extended period of time rather than at the time of sale. In addition, FASB Interpretation No. 48 has affected the way we account for income taxes and has had a material impact on our financial results and our adoption of SFAS No. 141(Revised 2007) ("SFAS No. 141(R)"), *Business Combinations*, will have a material impact on our Consolidated Financial Statements for material acquisitions consummated after March 28, 2009. Similarly, changes in accounting standards relating to stock-based compensation require us to recognize significantly greater expense than we had been recognizing prior to the adoption of the new standard. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue and taxes, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in many areas of our business. In many cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to our teams. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, the disruption in the financial markets and the global economic downturn may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Some of our business partners are highly-leveraged or small businesses that may be particularly vulnerable in the current economic environment. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to factors specific to us (including those discussed in the risk factors above, as well as others not currently known to us or that we currently do not believe are material), to changes in securities analysts' earnings estimates or ratings, to our results or future financial guidance falling below our expectations and analysts' and investors' expectations, to factors affecting the entertainment, computer, software, Internet, media or electronics industries, to our ability to successfully integrate any acquisitions we may make, or to national or international economic conditions. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These broad market fluctuations have and could continue to adversely affect the market price of our common stock.

Item 1B: *Unresolved Staff Comments*

None.

Item 2: *Properties*

The following diagram depicts the locations of our most significant facilities throughout the world:



Burnaby
Vancouver
Emeryville
San Francisco
Redwood City
Los Angeles
Carlsbad
Salt Lake City
St. Louis Park
Chicago
Louisville
Dallas
Austin
Bentonville
Toronto
Montreal
New York
Fairfax
Morrisville
Atlanta
Orlando
Hamilton
Mexico City
São Paulo
Legend
Corporate Headquarters
Distribution Center
Sales and Administration
Development Studio
Development Studio and Administration
Cologne
Hoensbrock
Amsterdam
Brussels
Camden
Guildford
Lyon
Geneva
Lisbon
Madrid
Milan
Buchs
Oslo
Vantaa
Stockholm
Copenhagen
Warsaw
Moscow
Prague
Budapest
Vienna
Bucharest
Athens
Johannesburg
New Dehli
Hyderabad
Beijing
Seoul
Tokyo
Shanghai
Taipei
Hong Kong
Bangkok
Singapore
Gold Coast
Sydney
Melbourne
Auckland

We currently own a 418,000-square-foot product development studio facility in Burnaby, British Columbia, Canada. We also own a 122,000-square-foot administrative, sales and development facility in Chertsey, England, which we no longer occupy. In addition to the properties we own, we lease approximately 3.3 million square feet of facilities, including significant leases for our corporate headquarters in Redwood City, California, our studios in Los Angeles, California and Orlando, Florida, and our distribution center in Louisville, Kentucky. Our leased space is summarized as follows (in square feet):

Purpose	North America	Europe	Asia	Total
Distribution	250,000	125,508	—	375,508
Sales and Administrative	745,769	256,839	78,706	1,081,314
Research and Development	1,438,364	204,643	176,581	1,819,588
Total Leased Square Footage	2,434,133	586,990	255,287	3,276,410

Redwood City Headquarters

In February 1995, we entered into a build-to-suit lease ("Phase One Lease") for our headquarters facilities in Redwood City, California ("Phase One Facilities"). The Phase One Facilities comprise a total of approximately 350,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase One Lease expires in January 2039, subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended its loan financing underlying the Phase One Lease with its lenders on several occasions. The financing currently extends through July 2009. Upon the expiration of the lease financing arrangement, the terms of the Phase One Lease provide for our purchase of the Phase One Facilities for a purchase price of $132 million. However, at any time prior to the expiration of the financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

In December 2000, we entered into a second build-to-suit lease ("Phase Two Lease") for a five and one-half year term beginning in December 2000 to expand our Redwood City, California, headquarters facilities and develop adjacent property ("Phase Two Facilities"). Construction of the Phase Two Facilities was completed in June 2002. The Phase Two Facilities comprise a total of approximately 310,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase Two Lease is subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended the lease term and its loan financing underlying the Phase Two Lease with its lenders on several occasions. Upon the expiration of the lease financing arrangement, the terms of the Phase Two Lease provide for our purchase of the Phase Two Facilities for a purchase price of $115 million. However, at any time prior to the expiration of the lease term and loan financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

Guildford, Orlando, and Los Angeles Studios; Louisville Distribution Center

In February 2006, we entered into an agreement with an independent third party to lease a facility in Guildford, Surrey, United Kingdom, which commenced in June 2006 and will expire in May 2016. The facility comprises a total of approximately 95,000 square feet, which we use for administrative, sales and development functions. Our rental obligation under this agreement is approximately $33 million over the initial ten-year term of the lease.

In June 2004, we entered into a lease agreement, amended in December 2005, with an independent third party for a studio facility in Orlando, Florida. The lease commenced in January 2005 and expires in June 2010, with one five-year option to extend the lease term. The campus facilities comprise a total of 140,000 square feet and provide space for research and development functions. Our rental obligation over the initial five-and-a-half year term of the lease is $15 million.

In July 2003, we entered into a lease agreement with an independent third party (the "Landlord") for a studio facility in Los Angeles, California, which commenced in October 2003 and expires in September 2013 with two five-year options to extend the lease term. Additionally, we have options to purchase the property after five and ten years based on the fair market value of the property at the date of sale, a right of first offer to purchase the property upon terms offered by the Landlord, and a right to share in the profits from a sale of the property. Existing campus facilities comprise a total of 243,000 square feet and provide space for research and development functions. Our rental obligation under this agreement is $50 million over the initial ten-year term of the lease. This commitment is offset by expected sublease income of $6 million for a sublease to an affiliate of the Landlord of 18,000 square feet of the Los Angeles facility, which commenced in October 2003 and expires in September 2013.

Our North American distribution center is supported by a centralized warehouse facility that we lease in Louisville, Kentucky, occupying 250,000 square feet.

While we continually evaluate our facility requirements, we believe that suitable additional or substitute space will be available as needed to accommodate our future needs.

Item 3: *Legal Proceedings*

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our consolidated financial position or results of operations.

Item 4: *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of our security holders during the quarter ended March 31, 2009.

PART II

Item 5: *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ERTS." The following table sets forth the quarterly high and low sales price per share of our common stock from April 1, 2007 through March 31, 2009.

	Prices	
	High	**Low**
Fiscal Year Ended March 31, 2008:		
First Quarter	$54.67	$46.27
Second Quarter	57.08	47.54
Third Quarter	61.62	53.28
Fourth Quarter	58.88	43.62
Fiscal Year Ended March 31, 2009:		
First Quarter	$54.81	$43.46
Second Quarter	50.17	38.36
Third Quarter	39.56	15.01
Fourth Quarter	20.60	14.24

Holders

There were approximately 1,677 holders of record of our common stock as of May 15, 2009, and the closing price of our common stock was $21.03 per share as reported by the NASDAQ Global Select Market. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividends

We have not paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

Stock Performance Graph

The following information shall not be deemed to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2004 through March 31, 2009, for our common stock, the NASDAQ Composite Index, the S&P 500 Index (to which EA was added in July 2002) and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year ended March 31. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Electronic Arts Inc., The S&P 500 Index,
The NASDAQ Composite Index and The RDG Technology Composite Index



$160
$150
$140
$120
$100
$80
$60
$40
$20
$0
3/04
3/05
3/06
3/07
3/08
3/09
Electronic Arts Inc.
S & P 500
NASDAQ Composite
RDG Technology Composite

*Based on $100 invested on March 31, 2004 in stock or index, including reinvestment of dividends.

	March 31,					
	2004	2005	2006	2007	2008	2009
Electronic Arts Inc.	$100	$ 96	$102	$ 94	$ 93	$34
S&P 500	100	107	119	133	127	78
NASDAQ Composite	100	101	120	127	119	78
RDG Technology Composite	100	97	114	118	114	79

Item 6: *Selected Financial Data*

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA

(In millions, except per share data)

	Year Ended March 31,				
STATEMENTS OF OPERATIONS DATA	**2009**	**2008**	**2007[(a)]**	**2006**	**2005**
Net revenue	$ 4,212	$3,665	$3,091	$2,951	$3,129
Cost of goods sold	2,127	1,805	1,212	1,181	1,197
Gross profit	2,085	1,860	1,879	1,770	1,932
Operating expenses:					
Marketing and sales	691	588	466	431	391
General and administrative	332	339	288	215	221
Research and development	1,359	1,145	1,041	758	633
Acquired in-process technology	3	138	3	8	13
Amortization of intangibles	58	34	27	7	3
Certain abandoned acquisition-related costs	21	—	—	—	—
Goodwill impairment	368	—	—	—	—
Restructuring charges	80	103	15	26	2
Total operating expenses	2,912	2,347	1,840	1,445	1,263
Operating income (loss)	(827)	(487)	39	325	669
Losses on strategic investments, net	(62)	(118)	—	—	—
Interest and other income, net	34	98	99	64	56
Income (loss) before provision for (benefit from) income taxes and minority interest	(855)	(507)	138	389	725
Provision for (benefit from) income taxes	233	(53)	66	147	221
Income (loss) before minority interest	(1,088)	(454)	72	242	504
Minority interest	—	—	4	(6)	—
Net income (loss)	$(1,088)	$ (454)	$ 76	$ 236	$ 504
Net income (loss) per share:					
Basic	$ (3.40)	$ (1.45)	$ 0.25	$ 0.78	$ 1.65
Diluted	$ (3.40)	$ (1.45)	$ 0.24	$ 0.75	$ 1.59
Number of shares used in computation:					
Basic	320	314	308	304	305
Diluted	320	314	317	314	318
BALANCE SHEET DATA					
Cash and cash equivalents	$ 1,621	$1,553	$1,371	$1,242	$1,270
Short-term investments	534	734	1,264	1,030	1,688
Marketable equity securities	365	729	341	160	140
Working capital	1,984	2,626	2,571	2,143	2,899
Total assets	4,678	6,059	5,146	4,386	4,370
Long-term liabilities	408	421	88	97	54
Total liabilities	1,544	1,720	1,114	966	861
Minority interest	—	—	—	12	11
Total stockholders' equity	3,134	4,339	4,032	3,408	3,498

(a) Beginning in fiscal 2007, we adopted SFAS No. 123(R), which required us to begin expensing stock-based compensation. See Note 13 of the Notes to Consolidated Financial Statements for a detailed functional line-item breakdown of our stock-based compensation expense.

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

OVERVIEW

The following overview is a top-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers is important in order to understand our results for the fiscal year ended March 31, 2009, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations," or the Consolidated Financial Statements and related notes.

About Electronic Arts

We develop, market, publish and distribute video game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™), personal computers, handheld game players (such as the PlayStation® Portable ("PSP™") and the Nintendo DS™) and wireless devices (such as cellular phones and smart phones including the Apple iPhone). Some of our games are based on content that we license from others (*e.g.*, Madden NFL Football, Harry Potter™ and FIFA Soccer), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims™, Need for Speed™, Dead Space™ and Pogo™). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, Madden NFL Football, NCAA® Football and FIFA Soccer), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, The Godfather® and Harry Potter).

Special Note Regarding Deferred Net Revenue

Many of our software products are developed with the ability to connect to the Internet. Depending on the type of product, this feature permits consumers to play against others via the Internet and/or receive additional updates or content from us. For those games that consumers can play via the Internet, we may provide a "matchmaking" online service which permits consumers to connect with other consumers to play against each other. In those situations where we do not separately sell this online service, we account for the sale of the software product as a "bundle" sale, or multiple element arrangement, in which we sell both the software product and the online service for one combined price. Through fiscal year 2007, for accounting purposes, VSOE existed for the online service. Accordingly, we allocated the revenue collected from the sale of the software product between the online service offered and the software product and recognized the amounts allocated to each element separately. However, starting in fiscal year 2008, VSOE did not exist for the online service and we began to recognize all of the revenue from the sale of these bundle sales on a deferred basis over an estimated online service period, which we estimate to be six months beginning in the month after shipment.

In addition, we also provide updates or additional content ("digital content") for some software products to be delivered via the Internet. For some software products, at the date of sale we had an obligation to make available for download via the Internet incremental unspecified future digital content without an additional fee. In those transactions, we also accounted for the sale of the software product as a bundle sale and recognized the revenue on a deferred basis over the period in which we expect to make available the incremental unspecified digital content.

On a quarterly basis, the deferral amount will vary significantly depending upon the number of titles we release, the timing of their release, sales volume, returns and price protection provided for these online-enabled software products. In addition, we expense the cost of goods sold related to these transactions during the period in which the product is delivered (rather than on a deferred basis), which inherently creates volatility in our reported gross profit percentages.

Financial Results

Total net revenue for the fiscal year ended March 31, 2009 was $4,212 million, up $547 million as compared to the fiscal year ended March 31, 2008. At March 31, 2008, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $355 million as compared to March 31, 2007, directly reducing the amount of reported net revenue during the year ended March 31, 2008. At March 31, 2009, deferred net revenue associated with sales of online-enabled packaged goods and digital content decreased by $126 million as compared to March 31, 2008, directly increasing the amount of reported net revenue during the year ended March 31, 2009. Without these changes in deferred net revenue, reported net revenue increased by approximately $66 million during fiscal year 2009 as compared to fiscal year 2008. Fiscal year 2009 net revenue was driven primarily by *Rock Band 2* and *Spore*™.

Net loss for the fiscal year ended March 31, 2009 was $1,088 million as compared to a net loss of $454 million for the fiscal year ended March 31, 2008. Diluted loss per share for the fiscal year ended March 31, 2009 was $3.40 as compared to a diluted loss per share of $1.45 for the fiscal year ended March 31, 2008. Net loss increased for fiscal year 2009 as compared to fiscal year 2008 primarily as a result of (1) the recognition of $368 million of goodwill impairment for our EA Mobile reporting unit, (2) recognition of $362 million related to an increase in the valuation allowance for deferred tax assets, of which $232 million related to U.S. deferred tax assets that existed as of our fiscal year ended March 31, 2008, (3) a $322 million increase in cost of goods sold, and (4) a $317 million increase in research and development and marketing and sales costs. These were partially offset by (1) an increase of $547 million in net revenue due to increased sales of our games and (2) a decrease of $135 million in acquired in-process technology primarily due to our acquisition of VGH in 2008.

During fiscal year 2009, we generated $12 million of cash in operating activities as compared to generating $338 million for fiscal year 2008. The decrease in cash provided by operating activities for fiscal year 2009 as compared to fiscal year 2008 was primarily due to an increase in external development costs, marketing and advertising costs and personnel-related expenses.

Trends in Our Business

Economic Environment. As a result of the national and global economic downturn, overall consumer spending has declined. Retailers globally have taken a more conservative stance in ordering game inventory. The decrease in retail orders contributed to the decline in anticipated demand for our products during the 2008 holiday selling season. We remain cautious about our future sales in light of the current economic environment and the impact it has had on our retailers.

Current Generation Game Consoles. Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PLAYSTATION 3 and the Wii, respectively. Unlike past cycles, we believe this current cycle may be extended, partly due to the growth of online services and content, and the greater graphic and processing power of the current-generation hardware. As a result, we expect the growth in the installed base of the Xbox 360, the PLAYSTATION 3 and the Wii to slow down as we enter the back half of this cycle. Therefore, in light of the current economic environment and where we stand in the current generation console cycle, our industry may experience slower growth than in recent years.

Online Content and Services. In addition to selling packaged goods games, we also provide a variety of electronically delivered products and services. Many of our games that are available as packaged goods products are also available by direct electronic download through the Internet (from websites that we maintain and others that we license). We also offer electronically delivered content and services that are add-ons or related to our packaged goods products (*e.g.*, game enhancements or matchmaking services), and other games, content and services that are available only via electronic delivery (such as games for wireless devices, and Internet-only games and game services). Electronically delivered content and services are offered to consumers as subscription services, electronic downloads for a one-time fee, or on an advertising-supported basis. We have made significant investments in electronically delivered content and services, and we believe that this will become an increasingly important part of our business over time.

Mobile Platforms. Advances in mobile technology have resulted in a variety of new and evolving platforms for on-the-go interactive entertainment that appeal to a broad consumer base. Our efforts in mobile interactive entertainment are focused in two areas – packaged goods games for handheld game systems and downloadable games for wireless devices. We expect sales of games for wireless devices to continue to be an important part of our business worldwide.

Recent Developments

Fiscal 2009 Cost Reduction Plan. In fiscal year 2009, we announced details of a cost reduction plan. This plan includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures. We consolidated and reorganized two of our Labels, The Sims and EA Casual Entertainment into the EA Play Label in order to capture synergies and generate greater efficiencies between the two Labels. We now have three Labels — EA Games, EA SPORTS and EA Play. We believe a more focused product portfolio and a reduction in total operating expenses are better strategies for operating in the current environment.

International Operations and Foreign Currency Exchange Impact. International sales are a fundamental part of our business. Net revenue from international sales accounted for approximately 43 percent of our total net revenue during fiscal year 2009 and approximately 47 percent of our total net revenue during fiscal year 2008. Our international net revenue was primarily driven by sales in Europe and, to a much lesser extent, in Asia. We believe that in order to succeed internationally, it is important to locally develop content that is specifically directed toward local cultures and customs. Year-over-year, we estimate that foreign exchange rates had an unfavorable impact on our net revenue of approximately $30 million, or 1 percent, for the fiscal year ended March 31, 2009. During the fiscal year ended March 31, 2009, the U.S. dollar strengthened against other currencies, including the Euro and the British pound sterling. In addition, our international investments and our cash and cash equivalents denominated in foreign currencies are subject to fluctuations in foreign currency. If the U.S. dollar continues to strengthen against these currencies, then foreign exchange rates may continue to have an unfavorable impact on our results of operations and our financial condition.

Goodwill Impairment. Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units in accordance with SFAS No. 142, and concluded the EA Mobile reporting unit's goodwill was impaired. During the fiscal year ended March 31, 2009, we recorded a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our acquisition of JAMDAT Mobile Inc. in February 2006.

Deferred Income Tax Valuation Allowance. We account for income taxes under SFAS No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires that a valuation allowance must be established against deferred tax assets when, for purposes of SFAS No. 109, it is considered more likely than not that all or a portion of deferred tax assets will not be realized. In making this determination, we are required under SFAS No. 109 to give significant weight to evidence that can be objectively verified. SFAS No. 109 provides that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the recent deterioration of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment. In making our assessment, we are also required to consider the scheduled reversal of existing deferred tax liabilities, carry back of future deductible amounts allowed under current tax law, and tax planning strategies. Based on these requirements, we have recorded a valuation allowance against most of our U.S. deferred tax assets, consisting of $232 million related to deferred tax assets that existed as of our fiscal year ended March 31, 2008, plus an additional $134 million against deferred tax assets recorded during fiscal year 2009. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggests that these benefits are more likely than not to be realized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves

We derive revenue principally from sales of interactive software games designed for play on video game consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs, handheld game players (such as the PSP and Nintendo DS), and wireless devices (such as cellular phones and smart phones including the Apple iPhone). We evaluate revenue recognition based on the criteria set forth in Statement of Position ("SOP") 97-2, *Software Revenue Recognition*, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products that must be present in order to recognize revenue.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is considered to occur generally when the download is made available.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether VSOE exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period. For example, in connection with some of our packaged goods product sales, we offer an online service without an additional fee. Prior to fiscal year 2008, we were able to determine VSOE for the online service to be delivered; therefore, we were able to allocate the total price received from the combined product and online service sale between these two elements and recognize the related revenue separately. However, starting in fiscal year 2008. VSOE no longer existed for the online service to be delivered for certain platforms and all revenue from these transactions is recognized over the estimated online service period. More specifically, starting in fiscal year 2008, we began to recognize the revenue from sales of certain online-enabled packaged goods on a straight-line basis over a six month period beginning in the month after shipment. Accordingly, this relatively small change (from having VSOE for the online service to no longer having VSOE) has had a significant effect on our reported results.

In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated life of the game.

Determining whether a transaction constitutes an online service transaction or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult.

Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners. Price protection represents the right to receive a credit allowance in the event we lower our wholesale price on a particular product. The amount of the price protection is generally the difference between the old price and the new price. In certain countries, we have stock-balancing programs for our PC and video game system software products, which allow for the exchange of these software products by resellers under certain circumstances. It is our general practice to exchange software products or give credits rather than to give cash refunds.

In certain countries, from time to time, we decide to provide price protection for our software products. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game segment, changes in customer demand and acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. For example, the risk of product returns and/or price protection for our software products may continue to increase as the PlayStation 2 console moves through its lifecycle. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates changed, our returns and price protection reserves would change, which would impact the total net revenue we report. For example, if actual returns and/or price protection were significantly greater than the reserves we have established, our actual results would decrease our reported total net revenue. Conversely, if actual returns and/or price protection were significantly less than our reserves, this would increase our reported total net revenue. In addition, if our estimates of returns and price protection related to online-enabled packaged goods software products change, the amount of net deferred revenue we recognize in the future would change.

Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. We determine our allowance for doubtful accounts by evaluating customer creditworthiness in the context of current economic trends and historical experience. Depending upon the overall economic climate and the financial condition of our customers, the amount and timing of our bad debt expense and cash collection could change significantly.

Fair Value Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States often requires us to determine the fair value of a particular item in order to fairly present our financial statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion on the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets and acquired in-process technology, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset or liability being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates are inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact to the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired.

While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired, liabilities assumed and acquired in-process technology in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives and acquired in-process technology is expensed upon consummation. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, an asset that is not amortized. Determining the fair value of acquired assets requires an assessment of the expected use of the asset and the related expected future cash flows. Determining the fair value of an assumed liability requires an assessment of the expected cost to extinguish the liability and determining the fair value of acquired in-process technology requires an assessment of our expectations related to the timing and the successful completion of development of an acquired in-process technology. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Goodwill and Other Long-Lived Assets. Current accounting standards require that we assess the recoverability of purchased intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on our Consolidated Balance Sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, our estimated fair value is dependent upon predicting which of our products will be successful. This success is dependent upon several factors, which are beyond our control, such as which operating platforms will be successful in the marketplace. Also, our revenue and earnings are dependent on our ability to meet our product release schedules.

SFAS No. 142 requires a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. SFAS No. 142 requires that the impairment test be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, or discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Assessment of Impairment of Short-Term Investments, Marketable Equity Securities and Other Investments. We periodically review our short-term investments, marketable equity securities and other investments for impairment. Our short-term investments consist of securities with remaining maturities greater than three months at the time of purchase and our marketable equity securities consist of investments in common stock of publicly traded companies, both are accounted for as available-for-sale under the provisions of SFAS No.115, *Accounting for Certain Investments in Debt and Equity Securities*, as amended. Unrealized gains and losses on our short-term investments and marketable equity securities are recorded to other comprehensive income, net of tax, until either (1) the security is sold or (2) we determine that the decline in the fair value of a security to a level below its cost basis is other-than-temporary. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the duration that the fair value has been less than the cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. During the fiscal year ended March 31, 2009 and 2008, we recognized impairment charges of $57 million and $109 million, respectively, on our marketable equity securities. We did not recognize any impairment charges on our marketable equity securities during the fiscal year ended March 31, 2007. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could have a material impact on our financial results.

Our other investments consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method as prescribed by Accounting Principles Board ("APB") No. 18, *The Equity Method of Accounting for Investments in Common Stock*, as amended. We monitor these investments for impairment and make appropriate reductions in the carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of the investees. During the fiscal years ended March 31, 2009 and 2008, we recognized impairment charges of $10 million and $9 million, respectively, on our other investments. We did not recognize any impairment charges during the fiscal year ended March 31, 2007.

Assessment of Inventory Obsolescence. We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. The estimated fair value of stock options and stock purchase rights granted pursuant to our employee stock purchase plan is determined using the Black-Scholes valuation model which requires us to make certain assumptions about the future. Determining the estimated fair value is affected by our stock price as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the term of the award. We estimated the following key assumptions for the Black-Scholes valuation calculation:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

Changes to our underlying stock price, our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, which is based on historical data, as well as future equity granted or assumed through acquisitions could significantly impact compensation expense to be recognized in future periods.

Royalties and Licenses

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of product.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. These obligations are classified as current liabilities to the extent such royalty payments are contractually due within the next twelve months. As of March 31, 2009 and 2008, approximately $37 million and $10 million, respectively, of minimum guaranteed royalty obligations had been recognized.

Each quarter, we also evaluate the future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment based on the provisions of SFAS No. 144 (*i.e.*, on an undiscounted cash flow basis when impairment indicators exist). Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated consistent with the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. During fiscal years 2009 and 2008, we recognized loss charges of $43 million and loss and impairment charges of $4 million, respectively, related to our royalty agreements. We had no loss or impairment charges during fiscal year 2007.

Income Taxes

We account for income taxes under SFAS No. 109, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires that a valuation allowance must be established against deferred tax assets when, for purposes of SFAS No. 109, it is considered more likely than not that all or a portion of deferred tax assets will not be realized. In making this determination, we are required under SFAS No. 109 to give significant weight to evidence that can be objectively verified. SFAS No. 109 provides that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the recent deterioration of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carry back of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence, and involve assumptions about future activity. SFAS No. 109 provides that certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets. For example, when determining the valuation allowance we recorded in the fiscal year ended March 31, 2009, we did not include as a source of future taxable income the accumulated tax depreciation on our headquarters facilities in Redwood City, California. These facilities are subject to leases which expire in July 2009, and are accounted for as operating leases in accordance with SFAS No. 13, *Accounting for Leases*. If we are unable or decide not to renew these leases and instead acquire the facilities, then we would be able to include a significant portion of the temporary differences representing approximately $46 million of deferred tax liabilities as a source of future taxable income, and we would record a corresponding reduction in our valuation allowance.

Based on the assumptions and requirements noted above, we have recorded a valuation allowance against most of our U.S. deferred tax assets, consisting of $232 million related to deferred tax assets that existed as of our fiscal year ended March 31, 2008, plus an additional $134 million against deferred tax assets recorded during fiscal year 2009. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggests that these benefits are more likely than not to be realized.

In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52 or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2009, 2008 and 2007 contained 52 weeks and ended on March 28, 2009, March 29, 2008 and March 31, 2007, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Comparison of Fiscal 2009 to Fiscal 2008

Net Revenue

Net revenue consists of sales generated from (1) video games sold as packaged goods and designed for play on hardware consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs and handheld game players (such as the Sony PSP and Nintendo DS), (2) video games for wireless devices (such as cellular phones and smart phones including the Apple iPhone), (3) interactive online-enabled packaged goods, digital content, and online services associated with these games, (4) services in connection with some of our online games, (5) programming third-party web sites with our game content, (6) allowing other companies to manufacture and sell our products in conjunction with other products, and (7) advertisements on our online web pages and in our games.

During fiscal years 2009 and 2008, we recognized total net revenue of $4,212 million and $3,665 million, respectively. Our total net revenue during the fiscal years 2009 and 2008 includes $1,203 million and $831 million, respectively, recognized from sales of certain online-enabled packaged goods and digital content for which we were not able to objectively determine the fair value (as defined by U.S. Generally Accepted Accounting Principles for software sales) of the online service that we provided in connection with the sale and the obligation we had to deliver incremental unspecified digital content in the future without an additional fee. When we refer to deferral of net revenue in this "Net Revenue" section, we mean the deferral of (1) the total net revenue from bundle sales of certain online-enabled packaged goods and PC digital downloads for which either we do not have VSOE for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) revenue from certain packaged goods sales of massively-multiplayer online role-playing games, and (3) revenue from the sale of certain incremental content associated with our core subscription services that can only be played online, which are types of "micro-transactions." During the year ended March 31, 2009, we recognized $126 million of deferred net revenue, which increased our reported net revenue, as compared to the deferral of $355 million of net revenue, which decreased our reported net revenue for the year ended March 31, 2008.

From a geographical perspective, our total net revenue for the fiscal years ended March 31, 2009 and 2008 was as follows (in millions):

	Year Ended March 31,					%
	2009		2008		Increase	Change
North America	$2,412	57%	$1,942	53%	$470	24%
Europe	1,589	38%	1,541	42%	48	3%
Asia	211	5%	182	5%	29	16%
International	1,800	43%	1,723	47%	77	4%
Total Net Revenue	$4,212	100%	$3,665	100%	$547	15%

The overall change in deferred net revenue for the fiscal years ended March 31, 2009 and 2008 was as follows (in millions):

	Year Ended March 31,		Increase /
	2009	2008	(Decrease)
PLAYSTATION 3	$ 65	$(180)	$245
PlayStation 2	47	(49)	96
PSP	23	(46)	69
PC	(3)	(52)	49
Wii	(3)	(27)	24
Other	(3)	(1)	(2)
Total Impact on Net Revenue	$126	$(355)	$481

North America

For fiscal year 2009, net revenue in North America was $2,412 million, driven by *Rock Band 2, Rock Band,* and *Madden NFL 09.* Net revenue for fiscal year 2009 increased 24 percent, or $470 million, as compared to fiscal year 2008. From an operational perspective, the increase in net revenue was driven by (1) a $259 million increase in net revenue from sales of titles for the Wii, (2) a $168 million increase in net revenue from sales of titles for the PLAYSTATION 3, and (3) an $85 million increase in net revenue from sales of titles for the Xbox 360. These increases were partially offset by a decrease of $94 million in net revenue from sales of titles for the PlayStation 2.

The recognition of deferred net revenue increased our reported net revenue by $50 million during the year ended March 31, 2009, as compared to a decrease in our reported net revenue of $158 million for the year ended March 31, 2008.

We expect net revenue for North America to decrease during fiscal year 2010 as compared to fiscal year 2009 due to an expected increase in deferred net revenue related to our online-enabled packaged goods and digital content.

The change in deferred net revenue for the fiscal years ended March 31, 2009 and 2008 for North America was as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Increase
PlayStation 2	$ 27	$ (28)	$ 55
PLAYSTATION 3	27	(73)	100
PSP	12	(20)	32
Other	(16)	(37)	21
Total Impact on Net Revenue	$ 50	$(158)	$208

Europe

For fiscal year 2009, net revenue in Europe was $1,589 million, driven by *FIFA 09, Need for Speed Undercover,* and *Rock Band*. Net revenue for fiscal year 2009 increased 3 percent, or $48 million, as compared to fiscal year 2008. From an operational perspective the increase in net revenue was driven by (1) a $196 million increase in net revenue from sales of titles for the PLAYSTATION 3, and (2) a $56 million increase in net revenue from sales of titles for the Xbox 360. These increases were partially offset by (1) a $159 million decrease in net revenue from sales of titles for the PlayStation 2, (2) a $39 million decrease in net revenue from sales of titles for the Nintendo DS, and (3) a $16 million decrease in net revenue from sales of titles for the PC.

The recognition of deferred net revenue increased our reported net revenue by $68 million during the year ended March 31, 2009 as compared to a decrease in our reported net revenue due to the deferral of $169 million of net revenue for the year ended March 31, 2008.

We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported net revenue, including the foreign exchange impact from deferred net revenue, by approximately $19 million, or 1 percent, for the year ended March 31, 2009 as compared to the year ended March 31, 2008. Excluding the effect of foreign exchange rates from net revenue, we estimate that net revenue increased by approximately $67 million, or 4 percent, for the year ended March 31, 2009 as compared to the year ended March 31, 2008.

We expect net revenue for Europe to decrease during fiscal year 2010 as compared to fiscal year 2009 due to an expected increase in deferred net revenue related to our online-enabled packaged goods and digital content.

The change in deferred net revenue for the fiscal years ended March 31, 2009 and 2008 for Europe was as follows (in millions):

	Year Ended March 31, 2009	Year Ended March 31, 2008	Increase
PLAYSTATION 3	$34	$ (93)	$127
PlayStation 2	18	(18)	36
PSP	10	(22)	32
PC	7	(30)	37
Other	(1)	(6)	5
Total Impact on Net Revenue	$68	$(169)	$237

Asia

For fiscal year 2009, net revenue in Asia was $211 million, driven by *FIFA 09, Need for Speed Undercover,* and *Need for Speed ProStreet.* Net revenue for fiscal year 2009 increased 16 percent, or $29 million, as compared to fiscal year 2008. From an operational perspective, the increase in net revenue was driven by a $29 million increase in net revenue from sales of titles for the PLAYSTATION 3.

The recognition of deferred net revenue increased our reported net revenue by $8 million during the year ended March 31, 2009 as compared to a decrease in our reported net revenue due to the deferral of $28 million of net revenue for the year ended March 31, 2008.

We estimate that foreign exchange rates (particularly the Australian dollar) decreased reported net revenue, including the foreign exchange impact from deferred net revenue, by approximately $10 million, or 5 percent, for the year ended March 31, 2009 as compared to the year ended March 31, 2008. Excluding the effect of foreign exchange rates from net revenue, we estimate that net revenue increased by approximately $39 million, or 21 percent, for the year ended March 31, 2009 as compared to the year ended March 31, 2008.

We continue to expect net revenue for Asia to increase during fiscal year 2010 as compared to fiscal year 2009 due to continued growth, partially off-set by an expected increase in deferred net revenue related to our online-enabled packaged goods and digital content.

The change in deferred net revenue for the fiscal years ended March 31, 2009 and 2008 for Asia was as follows (in millions):

	Year Ended March 31,		
	2009	2008	Increase
PLAYSTATION 3	$ 4	$(14)	$18
PlayStation 2	2	(3)	5
PC	1	(5)	6
PSP	1	(4)	5
Wii	—	(2)	2
Total Impact on Net Revenue	$ 8	$(28)	$36

Cost of Goods Sold

Cost of goods sold for our packaged-goods business consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post-launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones), whereas other vendor reimbursements are generally recognized as the related revenue is recognized. Cost of goods sold for our online products consists primarily of data center and bandwidth costs associated with hosting our web sites, credit card fees and royalties for use of third-party properties. Cost of goods sold for our web site advertising business primarily consists of server costs.

Cost of goods sold for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	% Change	Change as a % of Net Revenue
$2,127	50.5%	$1,805	49.3%	17.8%	1.2%

For fiscal year 2009, cost of goods sold increased by 1.2 percent as a percentage of total net revenue as compared to fiscal year 2008. This increase was primarily due to:

- A greater percentage of net revenue from co-publishing and distribution products, which have a lower margin, as compared to our EA studio products,
- An increase in price protection taken or expected to be taken for products already sold,
- An increase in our inventory write-downs as a result of future expected demand for our products, and
- Losses on intellectual property licensor agreements.

The overall increase in cost of goods sold as a percentage of net revenue was mitigated by a $481 million favorable change in deferred net revenue related to certain online-enabled packaged goods and digital content during the twelve months ended March 31, 2009 as compared to the twelve months ended March 31, 2008, which positively impacted cost of goods sold as a percent of total net revenue by approximately 6 percent.

Although there can be no assurance, and our actual results could differ materially, in the short term we expect our gross margin as a percentage of total net revenue to increase in fiscal year 2010 as compared to fiscal year 2009 due to anticipated margin improvements, partially off-set by an expected increase in deferred net revenue related to our online-enabled packaged goods and digital content. We expense the cost of goods sold related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs and advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$691	16%	$588	16%	$103	18%

Marketing and sales expenses increased by $103 million, or 18 percent, in fiscal year 2009, as compared to fiscal year 2008. The increase was primarily due to (1) an increase of $85 million in marketing, advertising and promotional expenses primarily to support our launch of new franchises and incremental spending on established franchises and (2) a $17 million increase in additional personnel-related costs primarily resulting from an increase in headcount prior to actions taken under our fiscal 2009 restructuring.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $31 million and $54 million in fiscal years 2009 and 2008, respectively.

We expect marketing and sales expenses to decrease in absolute dollars in fiscal year 2010 as compared to fiscal year 2009 primarily due to lower advertising and marketing activity to support our titles and a decrease in personnel-related costs.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$332	8%	$339	9%	$(7)	(2%)

General and administrative expenses decreased by $7 million, or 2 percent, in fiscal year 2009, as compared to fiscal year 2008 primarily due to a decrease in facilities-related expenses of $14 million, partially offset by an increase of $9 million in stock-based compensation expense.

We expect general and administrative expenses to decrease in absolute dollars in fiscal year 2010 as compared to fiscal year 2009 primarily due to a decrease in personnel-related costs.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, equipment depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses for our online business include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with the development of web site content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$1,359	32%	$1,145	31%	$214	19%

Research and development expenses increased by $214 million, or 19 percent, in fiscal year 2009, as compared to fiscal year 2008. The increase was primarily due to (1) higher external development costs of $120 million due to a greater number of projects in development as compared to the prior year, (2) an increase of $66 million in additional personnel-related costs primarily resulting from an increase in headcount prior to actions taken under our fiscal year 2009 restructuring, (3) an increase of $43 million in stock-based compensation expense, and (4) an increase in facilities-related expenses of $8 million to support our research and development functions worldwide. These increases were partially offset by a decrease of $26 million in incentive-based compensation expense.

We expect research and development expenses to decrease in absolute dollars in fiscal year 2010 as compared to fiscal year 2009 primarily due to a decrease in personnel-related costs.

Acquired In-Process Technology

Acquired in-process technology includes the value of products in the development stage that are not considered to have reached technological feasibility or have an alternative future use. Accordingly, upon consummation of an acquisition, we generally incur a charge for the related acquired in-process technology, as reflected in our Consolidated Statements of Operations. See Note 5 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Acquired in-process technology charges for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$3	—	$138	4%	$(135)	(98%)

Acquired in-process technology decreased by $135 million, or 98 percent, in fiscal year 2009 as compared to fiscal year 2008, primarily due to the charge of $138 million related to our acquisition of VGH in fiscal year 2008. The development of a majority of the projects for which we incurred an acquired in-process technology charge in connection with our acquisition of VGH continued to be in-progress as of March 31, 2009.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2009 and 2008 was as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$58	1%	$34	1%	$24	71%

Amortization of intangibles increased by $24 million, or 71 percent, in fiscal year 2009, as compared to fiscal year 2008, primarily due to the amortization of intangibles related to our acquisition of VGH.

Certain Abandoned Acquisition-Related Costs

Certain abandoned acquisition-related costs consist of costs we incurred in connection with the abandoned acquisition of Take-Two. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. As a result, during the fiscal year ended March 31, 2009, we recognized $21 million in related costs consisting of legal, banking and other consulting fees.

Goodwill Impairment

Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. Therefore, we performed goodwill impairment tests for our reporting units in accordance with SFAS No. 142. As a result of the goodwill impairment analysis, we determined that our EA Mobile reporting unit's goodwill was impaired. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our acquisition of JAMDAT Mobile Inc. in February 2006. During the fiscal year ended March 31, 2009, we recorded a goodwill impairment charge of $368 million related to our EA Mobile reporting unit.

Restructuring Charges

Restructuring charges for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$80	2%	$103	3%	$(23)	(22%)

Fiscal 2009 Restructuring

In fiscal year 2009, we announced details of a cost reduction plan as a result of our performance combined with the current economic environment. This plan includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

During fiscal year 2009, we incurred approximately $41 million of restructuring charges, of which $32 million was for employee-related expenses and $7 million was for facilities-related expenses. Including charges incurred through March 31, 2009, we expect to incur cash and non-cash charges between $55 million and $60 million by March 2010. These charges will consist primarily of employee-related costs (approximately $35 million), facility exit costs (approximately $25 million), as well as other costs including asset impairment costs (approximately $5 million).

Fiscal 2008 Reorganization

During fiscal year 2009, we incurred approximately $34 million of charges associated with our fiscal 2008 reorganization, of which $22 million was for facilities-related expenses and $12 million related to other expenses, including contracted services costs to assist in the reorganization of our business support functions.

During the fiscal year 2008, we incurred approximately $97 million of reorganization charges, of which $58 million was for facilities-related expenses, $27 million was other expenses including contracted services costs to assist in the reorganization of our business support functions, and $12 million was employee-related expenses.

Losses on Strategic Investments, Net

Losses on strategic investments, net for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$(62)	(1%)	$(118)	(3%)	$56	(47%)

During the fiscal year ended March 31, 2009, losses on strategic investments, net decreased by $56 million, or 47 percent, as compared to the year ended March 31, 2008. We recognized (1) a $40 million impairment charge on our investments in Neowiz's common and preferred shares and (2) a $27 million impairment charge on our investment in The9 during the fiscal year ended March 31, 2009. These charges were offset by a $5 million dividend received from our investment in The9.

During the fiscal year ended March 31, 2008, we recognized (1) an $81 million impairment charge on our investment in The9 and (2) a $37 million impairment charge on our investments in Neowiz Corporation's common and preferred shares.

Interest and Other Income, Net

Interest and other income, net, for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	% of Net Revenue	March 31, 2008	% of Net Revenue	$ Change	% Change
$34	1%	$98	3%	$(64)	(65%)

For fiscal year 2009, interest and other income, net, decreased by $64 million, or 65 percent, as compared to fiscal year 2008, primarily due to a decrease in interest income resulting from lower yields on our cash, cash equivalents and short-term investment balances.

We expect interest income to decrease during fiscal year 2010 as compared to fiscal year 2009.

Income Taxes

Income tax expense (benefit) for fiscal years 2009 and 2008 were as follows (in millions):

March 31, 2009	Effective Tax Rate	March 31, 2008	Effective Tax Rate	% Change
$233	27.2%	$(53)	(10.3%)	(540%)

In fiscal year 2009, we recorded tax expense instead of a tax benefit on the pre-tax loss due primarily to the deferred tax valuation allowance. Our effective income tax expense rate was 27.2 percent for fiscal year 2009. Our effective income tax benefit rate was 10.3 percent for fiscal year 2008. In fiscal year 2009, our effective tax rate differed from the U.S. statutory tax rate of 35.0 percent due primarily to the deferred tax valuation allowance, non-deductible goodwill impairment, certain non-deductible stock-based compensation expenses, non-deductible losses on strategic investments, losses in jurisdictions with tax rates lower than the U.S. rate of 35.0 percent, and a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized. In fiscal year 2008, our effective income tax rate differed from the U.S. statutory rate of 35.0 percent due primarily to non-deductible acquisition-related costs, losses on strategic investments, a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized, and certain non-deductible stock-based compensation expenses.

Our effective income tax rates for fiscal year 2010 and future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, as well as changes in our business such as acquisitions and intercompany transactions, changes in our international structure, changes in the geographic location of business functions or assets, changes in the geographic mix of income, changes in or termination of our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

On May 6, 2009, we received notification from the tax authorities in the United Kingdom that they had completed their examination of the fiscal 2005 tax return. As a result, in our fiscal quarter ended June 30, 2009, we will record a tax benefit of approximately $33 million, which includes the recognition of approximately $21 million in previously unrecognized tax benefits, as well as a reduction in our accrual for related interest and penalties.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

Comparison of Fiscal 2008 to Fiscal 2007

Net Revenue

During fiscal years 2008 and 2007, we recognized total net revenue of $3,665 million and $3,091 million, respectively. Our total net revenue during fiscal year 2008 includes $831 million recognized from sales of certain online-enabled packaged goods and digital content for which we were not able to objectively determine the fair value (as defined by U.S. Generally Accepted Accounting Principles for software sales) of the online service that we provided in connection with the sale. During the year ended March 31, 2008, we deferred the recognition of $355 million of net revenue, as compared to the deferral of $10 million of net revenue during the year ended March 31, 2007.

From a geographical perspective, our total net revenue for the fiscal years ended March 31, 2008 and 2007 was as follows (in millions):

	Year Ended March 31,					
	2008		2007		Increase	% Change
North America	$1,942	53%	$1,666	54%	$276	17%
Europe	1,541	42%	1,261	41%	280	22%
Asia	182	5%	164	5%	18	11%
International	1,723	47%	1,425	46%	298	21%
Total Net Revenue	$3,665	100%	$3,091	100%	$574	19%

The overall change in deferred net revenue for the fiscal years ended March 31, 2008 and 2007 was as follows (in millions):

	Year Ended March 31,		
	2008	2007	Decrease
PLAYSTATION 3	$(180)	$ (3)	$(177)
PlayStation 2	(49)	(5)	(44)
PSP	(46)	(2)	(44)
PC	(52)	—	(52)
Other	(28)	—	(28)
Total Impact on Net Revenue	$(355)	$(10)	$(345)

North America

For fiscal year 2008, net revenue in North America was $1,942 million, driven by *Rock Band, Madden NFL 08,* and *NCAA Football 08*. Net revenue for fiscal year 2008 increased 17 percent, or $276 million, as compared to fiscal year 2007. From an operational perspective, the increase in net revenue was driven by (1) a $287 million increase in net revenue from sales of titles for the Xbox 360, (2) a $162 million increase in net revenue from sales of titles for the PLAYSTATION 3, and (3) a $121 million increase in net revenue from sales of titles for the Wii. These increases were partially offset by (1) a $132 million decrease in net revenue from sales of titles for the PlayStation 2, (2) a $105 million decrease in net revenue from sales of titles for the Xbox, (3) a $51 million decrease in net revenue from sales of titles for the PSP, and (4) a $35 million decrease in net revenue from sales of titles for the Nintendo GameCube.

The deferral of net revenue, which will be recognized in future periods, decreased our reported net revenue by $158 million during the year ended March 31, 2008 as compared to a decrease in our reported net revenue of $5 million for the year ended March 31, 2007.

The change in deferred net revenue for the fiscal years ended March 31, 2008 and 2007 for North America was as follows (in millions):

	Year Ended March 31,		
	2008	2007	Decrease
PLAYSTATION 3	$ (73)	$ (2)	$ (71)
PlayStation 2	(28)	(4)	(24)
PSP	(20)	(1)	(19)
Wii	(17)	—	(17)
PC	(17)	2	(19)
Other	(3)	—	(3)
Total Impact on Net Revenue	$(158)	$ (5)	$(153)

Europe

For fiscal year 2008, net revenue in Europe was $1,541 million, driven by *FIFA 08, Need for Speed ProStreet,* and *The Simpsons™ Game*. Net revenue for fiscal year 2008 increased 22 percent, or $280 million, as compared to fiscal year 2007. From an operational perspective the increase in net revenue was driven by (1) a $113 million increase in net revenue from sales of titles for the PLAYSTATION 3 and (2) a $109 million increase in net revenue from sales of titles for the Wii.

The deferral of net revenue, which will be recognized in future periods, decreased our reported net revenue by $169 million during the year ended March 31, 2008, as compared to a decrease in our reported net revenue due to the deferral of $5 million of net revenue for the year ended March 31, 2007.

We estimate that foreign exchange rates (primarily the Euro and the British pound sterling) increased reported net revenue, including the foreign exchange impact from deferred net revenue, by approximately $113 million, or 9 percent, for the year ended March 31, 2008 as compared to the year ended March 31, 2007. Excluding the effect of foreign exchange rates from net revenue, we estimate that net revenue increased by approximately $167 million, or 13 percent, for the year ended March 31, 2008 as compared to the year ended March 31, 2007.

The change in deferred net revenue for the fiscal years ended March 31, 2008 and 2007 for Europe was as follows (in millions):

	Year Ended March 31,		
	2008	2007	Decrease
PLAYSTATION 3	$ (93)	$ (1)	$ (92)
PC	(30)	(2)	(28)
PSP	(22)	(1)	(21)
PlayStation 2	(18)	(1)	(17)
Other	(6)	—	(6)
Total Impact on Net Revenue	$(169)	$ (5)	$(164)

Asia

For fiscal year 2008, net revenue in Asia was $182 million, driven by *Need for Speed ProStreet*, *The Simpsons Game,* and *FIFA 08.* Net revenue for fiscal year 2008 increased 11 percent, or $18 million, as compared to fiscal year 2007. From an operational perspective, the increase in net revenue was driven by (1) a $15 million increase in net revenue from sales of titles for the PLAYSTATION 3 and (2) a $12 million increase in net revenue from sales of titles for the Wii. These increases were partially offset by a $9 million decrease in net revenue from sales of titles for the PlayStation 2.

The deferral of net revenue, which will be recognized in future periods, decreased our reported net revenue by $28 million during the year ended March 31, 2008.

We estimate that foreign exchange rates (particularly the Australian dollar) increased reported net revenue, including the foreign exchange impact from deferred net revenue, by approximately $12 million, or 7 percent, for the year ended March 31, 2008 as compared to the year ended March 31, 2007. Excluding the effect of foreign exchange rates from net revenue, we estimate that net revenue increased by approximately $6 million, or 4 percent, for the year ended March 31, 2008 as compared to the year ended March 31, 2007.

The change in deferred net revenue for the fiscal years ended March 31, 2008 and 2007 for Asia was as follows (in millions):

	Year Ended March 31,		
	2008	2007	Decrease
PLAYSTATION 3	$(14)	$—	$(14)
PC	(5)	—	(5)
Other	(9)	—	(9)
Total Impact on Net Revenue	$(28)	$—	$(28)

Cost of Goods Sold

Cost of goods sold for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	% Change	Change as a % of Net Revenue
$1,805	49.3%	$1,212	39.2%	48.9%	10.1%

For fiscal year 2008, cost of goods sold increased by 10.1 percent as a percentage of total net revenue as compared to fiscal year 2007. This increase was primarily due to (1) higher co-publishing and distribution royalty costs of approximately 8 percent as a percentage of total net revenue primarily driven by sales of *Rock Band*, and, to a lesser extent, other co-publishing and distribution titles that have a lower gross margin and (2) the increase in net revenue deferrals of $355 million related to certain online-enabled packaged goods and digital content. Overall, we estimate the deferral of net revenue negatively impacted cost of goods sold as a percent of total net revenue by 4 percent.

As a percentage of total net revenue, the overall increase in cost of goods sold was partially offset by lower license royalty rates of approximately 1 percent as a percentage of total net revenue primarily due to a higher proportion of sales in fiscal year 2008 from our owned intellectual property franchises that have lower royalty rates as compared to fiscal year 2007.

Marketing and Sales

Marketing and sales expenses for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$588	16%	$466	15%	$122	26%

As a percentage of net revenue, marketing and sales expenses were adversely impacted by our deferral of net revenue related to online-enabled packaged goods and digital content during fiscal year 2008.

Marketing and sales expenses increased by $122 million, or 26 percent, in fiscal 2008 as compared to fiscal year 2007. The increase was primarily due to (1) an increase of $90 million in marketing, advertising and promotional expenses primarily to support our launch of new franchises and incremental spending on established franchises, as well as (2) a $23 million increase in personnel-related costs primarily resulting from an increase in headcount.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $54 million and $28 million in fiscal years 2008 and 2007, respectively.

General and Administrative

General and administrative expenses for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$339	9%	$288	9%	$51	18%

As a percentage of net revenue, general and administrative expenses were adversely impacted by our deferral of net revenue related to online-enabled packaged goods and digital content during fiscal year 2008.

General and administrative expenses increased by $51 million, or 18 percent, in fiscal year 2008 as compared to fiscal year 2007 primarily due to (1) an increase of $23 million in additional personnel-related costs to help support our administrative functions worldwide, (2) an increase in contracted services associated with IT systems initiatives, professional services and business development of $21 million to support the growth of the organization, and (3) an increase in facilities-related expenses of $12 million in support of our administrative functions worldwide. These increases were partially offset by a $7 million reduction in incentive-based compensation expense.

Research and Development

Research and development expenses for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$1,145	31%	$1,041	34%	$104	10%

As a percentage of net revenue, research and development expenses were adversely impacted by our deferral of net revenue related to online-enabled packaged goods and digital content during fiscal year 2008.

Research and development expenses increased by $104 million, or 10 percent, in fiscal year 2008 as compared to fiscal year 2007. The increase was primarily due to (1) an increase of $93 million in additional personnel-related costs primarily due to an increase in headcount and partially as a result of our acquisition of VGH, (2) higher external development costs of $32 million to support new releases such as our Union of European Football Association's EURO soccer franchise and titles from The Sims franchise, and (3) an increase in depreciation of $12 million. These increases were partially offset by a $24 million reduction in incentive-based compensation expense and $6 million reduction in facilities-related expenses.

Acquired In-Process Technology

Acquired in-process technology charges for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$138	4%	$3	—	$135	4500%

In connection with our acquisition of VGH, we incurred acquired in-process technology charges of $138 million in relation to game software that had not reached technical feasibility at the date of acquisition. The fair values of VGH's products under development were determined using the income approach, which discounts expected future cash flows from the acquired in-process technology to present value. The acquired in-process technology charge we incurred in fiscal year 2007 resulted from our acquisitions of Mythic and the remaining minority interest in DICE.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2008 and 2007 was as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$34	1%	$27	1%	$7	26%

For fiscal year 2008, amortization of intangibles resulted from our acquisitions of JAMDAT, VGH and others. For fiscal year 2007, amortization of intangibles resulted from our acquisitions of JAMDAT, Mythic and others. Amortization of intangibles increased by $7 million, or 26 percent, in fiscal year 2008 as compared to fiscal year 2007 primarily due to the amortization of intangibles related to our acquisition of VGH.

Restructuring Charges

Restructuring charges for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$103	3%	$15	—	$88	587%

Fiscal 2008 Reorganization

In connection with our fiscal 2008 reorganization, during fiscal year 2008, we incurred approximately $97 million of reorganization charges, of which $58 million was for facilities-related expenses, $27 million was for other expenses including other contract termination costs as well as IT and consulting costs to assist in the reorganization of our business support functions, and $12 million was for employee-related expenses.

Fiscal 2006 International Publishing Reorganization

In connection with our fiscal 2006 international publishing reorganization, during fiscal year 2008, we incurred approximately $6 million of employee-related expenses. During fiscal 2007, restructuring charges related to our fiscal 2006 international publishing reorganization were approximately $15 million, of which $10 million was for employee-related expenses.

Losses on Strategic Investments, Net

Losses on strategic investments, net for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$(118)	(3%)	$—	—	$(118)	N/A

For fiscal year 2008, we recognized $118 million of losses on strategic investments, net due to (1) an $81 million impairment charge on our investment in The9 and (2) a $37 million impairment charge on our investments in Neowiz Corporation's common and preferred shares.

Interest and Other Income, Net

Interest and other income, net, for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	% of Net Revenue	March 31, 2007	% of Net Revenue	$ Change	% Change
$98	3%	$99	3%	$(1)	(1%)

For fiscal year 2008, interest and other income, net, decreased by $1 million, or 1 percent, as compared to fiscal year 2007 primarily resulting from (1) an increase of $8 million in losses recognized due to foreign exchange and (2) a net decrease of $2 million in interest. These items were significantly offset by a $9 million gain recognized on sales of investments.

Income Taxes

Income tax expense (benefit) for fiscal years 2008 and 2007 were as follows (in millions):

March 31, 2008	Effective Tax Rate	March 31, 2007	Effective Tax Rate	% Change
$(53)	(10.3%)	$66	48.2%	(180%)

Our effective income tax benefit rate was 10.3 percent for fiscal year 2008. Our effective income tax expense rate was 48.2 percent for fiscal year 2007. For fiscal year 2008, our effective income tax benefit rate was lower than the U.S. statutory rate of 35.0 percent due to a number of factors, including non-deductible acquisition-related costs, losses on strategic investments and certain loss on facility impairment for which future tax benefit is uncertain and not more likely than not to be realized, as well as certain non-deductible stock-based compensation expenses. For fiscal year 2007, our effective income tax rate was higher than the U.S. statutory rate of 35.0 percent due to a number of factors, including certain non-deductible stock-based compensation expenses and additional charges resulting from certain non-deductible acquisition-related costs.

Impact of Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. In April 2009, the FASB issued FSP FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*. FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to amend the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP FAS 141(R)-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the impact FSP FAS 141(R)-1 will have on our Consolidated Financial Statements. The adoption of SFAS No. 141(R) will have a material impact on our Consolidated Financial Statements for material acquisitions consummated on or after March 29, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*, which establishes new accounting and reporting standards for noncontrolling interests (*e.g.*, minority interests) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB ratified Emerging Issues Task Force's ("EITF") consensus conclusion on EITF 07-01, *Accounting for Collaborative Arrangements*. EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. Under this conclusion, a participant to a collaborative arrangement should disclose information about the nature and purpose of its collaborative arrangements, the rights and obligations under the collaborative arrangements, the accounting policy for collaborative arrangements, and the income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants for each period an income statement is presented. EITF 07-01 is effective for interim or annual reporting periods in fiscal years beginning after December 15, 2008 and requires retrospective application to all prior periods presented for all collaborative arrangements existing as of the effective date. While we have not yet completed our analysis, we do not anticipate the implementation of EITF 07-01 to have a material impact on our Consolidated Financial Statements.

In February 2008, the FASB issued FSP Financial Accounting Standard ("FAS") FAS 157-2, *Effective Date of FASB Statement No. 157*. FSP FAS 157-2 delays the effective date of SFAS No. 157, *Fair Value Measurements*, for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP FAS 157-2 defers the effective date of certain provisions of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. We do not expect the adoption of FSP FAS 157-2 to have a material impact on our Consolidated Financial Statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets*. This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008, and early adoption is prohibited. We are currently evaluating the impact FSP FAS 142-3 will have on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*. FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, and requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB No. 28, *Interim Financial Reporting*, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. We are currently evaluating the impact FSP FAS 107-1 and ABP 28-1 will have on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-than-Temporary Impairments*. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities, changes existing guidance for determining whether an impairment is other than temporary to debt securities, replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery, requires that an entity recognize noncredit losses on held-to-maturity debt securities in other comprehensive income and amortize that amount over the remaining life of the security in a prospective manner, requires an entity to present the total other-than-temporary impairment in the statement of earnings with an offset for the amount recognized in other comprehensive income, and when adopting FSP FAS 115-2 and FAS 124-2, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. We are currently evaluating the impact FSP FAS 115-2 and 124-2 will have on our Consolidated Financial Statements.

In April 2009, the SEC issued SAB No. 111, which amends and replaces Topic 5.M. in the SAB Series entitled *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities*. SAB No. 111 maintains the staff's previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. We do not expect the adoption of SAB 111 to have a material impact on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, *Fair Value Measurements*, when the volume and level of activity for the asset or liability have significantly decreased, and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. We are currently evaluating the impact FSP FAS 157-4 will have on our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31, 2009	As of March 31, 2008	Increase / (Decrease)
Cash and cash equivalents	$1,621	$1,553	$ 68
Short-term investments	534	734	(200)
Marketable equity securities	365	729	(364)
Total	$2,520	$3,016	$(496)
Percentage of total assets	54%	50%	

(In millions)	Year Ended March 31, 2009	Year Ended March 31, 2008	Increase / (Decrease)
Cash provided by operating activities	$ 12	$ 338	$(326)
Cash provided by (used in) investing activities	23	(429)	452
Cash provided by financing activities	91	243	(152)
Effect of foreign exchange on cash and cash equivalents	(58)	30	(88)
Net increase in cash and cash equivalents	$ 68	$ 182	$(114)

Changes in Cash Flow

During fiscal year 2009, we generated $12 million of cash from operating activities as compared to generating $338 million for fiscal year 2008. The decrease in cash provided by operating activities for fiscal year 2009 as compared to fiscal year 2008 was primarily due to an increase in external development costs, advertising and marketing costs and personnel-related expenses.

For fiscal year 2009, we generated $891 million of cash proceeds from maturities and sales of short-term investments and $89 million in proceeds from sales of common stock through our stock-based compensation plans. Our primary use of cash in non-operating activities consisted of $695 million used to purchase short-term investments, $115 million in capital expenditures and $58 million used for acquisitions.

Short-term investments and marketable equity securities

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2009, our short-term investments had gross unrealized gains of $4 million, or 1 percent of the total in short-term investments, and gross unrealized losses of less than $1 million, or less than 1 percent of the total in short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business acquisitions or stock repurchase programs. Depending on which short-term investments we liquidate to fund these activities, we could recognize a portion, or all, of the gross unrealized gains or losses.

Marketable equity securities decreased to $365 million as of March 31, 2009, from $729 million as of March 31, 2008. This decrease was due to (1) a $307 million reduction in our unrealized gains and (2) impairment charges of $30 million and $27 million recognized on our Neowiz and The9 common stock investments, respectively.

Receivables, net

Our gross accounts receivable balances were $333 million and $544 million as of March 31, 2009 and 2008, respectively. The decrease in our accounts receivable balance was primarily due to lower sales volumes during the fourth quarter of fiscal year 2009 as compared to the fourth quarter of fiscal year 2008. Reserves for sales returns, pricing allowances and doubtful accounts decreased in absolute dollars from $238 million as of March 31, 2008 to $217 million as of March 31, 2009. As a percentage of trailing nine month net revenue, reserves decreased from 7 percent as of March 31, 2008, to 6 percent as of March 31, 2009. We believe these reserves are adequate based on historical experience and our current estimate of potential returns, pricing allowances and doubtful accounts.

Inventories

Inventories increased to $217 million as of March 31, 2009 from $168 million as of March 31, 2008, primarily as a result of an increase of $47 million of *Rock Band* and *Rock Band 2* inventory.

Other current assets and other assets

Other current assets decreased to $216 million as of March 31, 2009, from $290 million as of March 31, 2008. Other assets decreased to $115 million as of March 31, 2009 from $157 million as of March 31, 2008. Other current assets and other assets combined, decreased by $116 million primarily due to (1) the impairment and subsequent reclassification of an asset classified as an asset held for sale in other current assets to property and equipment, net, in the amount of $48 million and (2) a decrease in prepaid and value-added taxes of $33 million.

Accounts payable

Accounts payable decreased to $152 million as of March 31, 2009, from $182 million as of March 31, 2008, primarily due to the timing of payments related to our inventory purchases.

Accrued and other current liabilities

Our accrued and other current liabilities decreased to $723 million as of March 31, 2009 from $730 million as of March 31, 2008. The $7 million decrease was primarily due to (1) a $44 million decrease in accrued incentive-based compensation and (2) a $23 million decrease in accrued contingent liabilities related to certain of our acquisitions. These decreases were partially offset by (1) an increase of $33 million in our deferred net revenue (other) and (2) a $30 million increase in royalties payable directly associated with the increase in our co-publishing and distribution revenue and inventory.

Deferred income taxes, net

Our net deferred income tax asset position decreased by $229 million as of March 31, 2009 as compared to March 31, 2008 primarily due to the increase in the valuation allowance.

Financial Condition

We believe that cash, cash equivalents, short-term investments, marketable equity securities, cash generated from operations and available financing facilities will be sufficient to meet our operating requirements for at least the next twelve months, including working capital requirements, capital expenditures and, potentially, future acquisitions or strategic investments. We may choose at any time to raise additional capital to strengthen our financial position, facilitate expansion, pursue strategic acquisitions and investments or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

On March 13, 2008, we commenced an unsolicited $26.00 per share cash tender offer for all of the outstanding shares of Take-Two, for a total purchase price of approximately $2.1 billion. On May 9, 2008, we received a commitment from certain financial institutions to provide us with up to $1.0 billion of senior unsecured term loan at any time until January 9, 2009, to be used to provide a portion of the funds for the offer and/or merger. On

August 18, 2008, we allowed the tender offer to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. On September 26, 2008, pursuant to the terms of the funding, we received a notice from the financial institutions that had committed to provide us with the funding that, in light of our decision not to make a proposal to acquire Take-Two, their commitment to provide the funding had terminated.

The loan financing arrangements supporting our Redwood City headquarters leases, described in the "Off-Balance Sheet Commitments" section below, are scheduled to expire in July 2009. Upon the expiration of the lease financing arrangements, the terms of the leases provide for our purchase of the facilities for a purchase price of approximately $250 million. However, at any time prior to the expiration of the financing, we may re-negotiate the leases and the related financing arrangements or negotiate an alternative financing arrangement.

As of March 31, 2009, approximately $925 million of our cash, cash equivalents, short-term investments and marketable equity securities that was generated from operations was domiciled in foreign tax jurisdictions. While we have no plans to repatriate these funds to the United States in the short term, if we choose to do so, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts and, if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, those related to customer demand and acceptance of our products on new platforms and new versions of our products on existing platforms, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, economic conditions in the United States and abroad, the seasonal and cyclical nature of our business and operating results, risks of product returns and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

Contractual Obligations and Commercial Commitments

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, and FAPL (Football Association Premier League Limited) (professional soccer); NASCAR (stock car racing); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); New Line Productions and Saul Zaentz Company (The Lord of the Rings); Red Bear Inc. (John Madden); National Football

League Properties and PLAYERS Inc. (professional football); Collegiate Licensing Company (collegiate football and basketball); Viacom Consumer Products (The Godfather); ESPN (content in EA SPORTS games); Twentieth Century Fox Licensing and Merchandising (The Simpsons), Hasbro, Inc. (a wide array of Hasbro intellectual properties), and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements, and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below. During the fiscal year 2009, we declined to exercise our option to invest in the Arena Football League.

The following table summarizes our minimum contractual obligations and commercial commitments as of March 31, 2009, and the effect we expect them to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations			Commercial Commitments	
Fiscal Year Ending March 31,	**Leases[(a)]**	**Developer/ Licensor Commitments[(b)]**	**Marketing**	**Letter of Credit, Bank and Other Guarantees**	**Total**
2010	$ 50	$ 270	$ 92	$ 3	$ 415
2011	39	263	54	—	356
2012	29	182	42	—	253
2013	21	152	42	—	215
2014	27	13	24	—	64
Thereafter	20	622	131	—	773
Total	$186	$1,502	$385	$ 3	$2,076

(a) See discussion on operating leases in the "Off-Balance Sheet Commitments" section below for additional information. Lease commitments include contractual rental commitments of $7 million under real estate leases for unutilized office space resulting from our restructuring activities. These amounts, net of estimated future sub-lease income, were expensed in the periods of the related restructuring and are included in our accrued and other current liabilities reported on our Consolidated Balance Sheets as of March 31, 2009.

(b) Developer/licensor commitments include $37 million of commitments to developers or licensors that have been recorded in current and long-term liabilities and a corresponding amount in current and long-term assets in our Consolidated Balance Sheets as of March 31, 2009 because payment is not contingent upon performance by the developer or licensor.

The amounts represented in the table above reflect our minimal cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be expensed in our Consolidated Financial Statements.

In addition to what is included in the table above, as discussed in Note 11 of the Notes to Consolidated Financial Statements, we have adopted the provisions of FIN No. 48. As of March 31, 2009, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $324 million, of which approximately $56 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Related Person Transaction

Prior to becoming Chief Executive Officer of Electronic Arts, John Riccitiello was a Founder and Managing Director of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P. Elevation Partners, L.P. was a significant stockholder of VGH. As a result of the acquisition, Mr. Riccitiello's financial returns related to these interests, including returns of deemed capital contributions, were $2.4 million through May 2008 (some of which Mr. Riccitiello could be required to return depending on the performance of the Elevation entities). Mr. Riccitiello has not received any additional payments related to the VGH acquisition to date. However, he could receive up to an additional $1.6 million plus any interest or other amounts earned thereon. This amount could be reduced, however, by a variety of factors, including investment losses of Elevation, if any, as well as certain expenses of Elevation that could offset partnership profits. Upon his separation from Elevation Partners, L.P., Mr. Riccitiello ceased to have any further control or influence over these factors.

From the commencement of negotiations with VGH, at the direction of EA's Board of Directors, EA's Audit Committee engaged directly with EA management (independently from Mr. Riccitiello) to analyze and consider the potential benefits, risks and material terms of the acquisition. EA's Board of Directors approved the acquisition after reviewing with EA's management and members of the Audit Committee the terms of the acquisition and the potential benefits and risks thereof, as well as Mr. Riccitiello's personal financial interest in VGH and the acquisition. Mr. Riccitiello recused himself from the Board of Directors meeting during the Board's deliberation of the acquisition and he did not vote on the acquisition.

OFF-BALANCE SHEET COMMITMENTS

Lease Commitments and Residual Value Guarantees

We lease certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We are required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and will be required to pay any increases over the base year of these expenses on the remainder of our facilities.

In February 1995, we entered into a build-to-suit lease ("Phase One Lease") for our headquarters facilities in Redwood City, California ("Phase One Facilities"). The Phase One Facilities comprise a total of approximately 350,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase One Lease expires in January 2039, subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended its loan financing underlying the Phase One Lease with its lenders on several occasions. The financing currently extends through July 2009. On February 2, 2009, the Phase One Lease was amended to modify the Fixed Charge Coverage Ratio, the Quick Ratio and the Consolidated EBIDTA definitions used in the covenants. Had we not entered into this amendment, which covered the quarter ended December 31, 2008, as well as future quarters, we would have been unable to meet the Fixed Charge Coverage Ratio for such quarter. We were in compliance with each of the other financial covenants.

Upon the expiration of the lease financing arrangement, the terms of the Phase One Lease provide for our purchase of the Phase One Facilities for a purchase price of $132 million. However, at any time prior to the expiration of the financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

We account for the Phase One Lease arrangement as an operating lease in accordance with SFAS No. 13, *Accounting for Leases,* as amended. In the event that we were to purchase the Phase One Facilities, we would be required to classify the property on our Consolidated Balance Sheet. We would also be required to recognize the depreciation expense for the property, excluding the land.

In December 2000, we entered into a second build-to-suit lease ("Phase Two Lease") for a five and one-half year term beginning in December 2000 to expand our Redwood City, California, headquarters facilities and develop adjacent property ("Phase Two Facilities"). Construction of the Phase Two Facilities was completed in June 2002. The Phase Two Facilities comprise a total of approximately 310,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase Two Lease is subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended the lease term and its loan financing underlying the Phase Two Lease with its lenders on several occasions. The lease term and loan financing currently extends through July 2009. On February 2, 2009, the Phase Two Lease was amended to modify the Fixed Charge Coverage Ratio, the Quick Ratio and the Consolidated EBIDTA definitions used in the covenants. Had we not entered into this amendment, which covered the quarter ended December 31, 2008, as well as future quarters, we would have been unable to meet the Fixed Charge Coverage Ratio for such quarter. We were in compliance with each of the other financial covenants.

Upon the expiration of the lease financing arrangement, the terms of the Phase Two Lease provide for our purchase of the Phase Two Facilities for a purchase price of $115 million. However, at any time prior to the expiration of the financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

We account for the Phase Two Lease arrangement as an operating lease in accordance with SFAS No. 13, as amended. In the event that we were to purchase the Phase Two Facilities, we would be required to classify the property on our Consolidated Balance Sheet. We would also be required to recognize the depreciation expense for the property, excluding the land.

The two lease agreements with KeyBank National Association described above require us to maintain certain financial covenants. The following table sets forth the amended financial covenants as of February 2, 2009, all of which we were in compliance with as of March 31, 2009.

Financial Covenants	Requirements for the Year Ended March 31, 2009		Actual as of March 31, 2009
Consolidated Net Worth (in millions)	equal to or greater than	$ 2,430	$ 3,134
Fixed Charge Coverage Ratio	equal to or greater than	0.60:1.00	0.82:1.00
Total Consolidated Debt to Capital	equal to or less than	60%	7.3%
Quick Ratio	equal to or greater than	3.00:1.00	9.2:1.00

In February 2006, we entered into an agreement with an independent third party to lease a facility in Guildford, Surrey, United Kingdom, which commenced in June 2006 and will expire in May 2016. The facility comprises a total of approximately 95,000 square feet, which we use for administrative, sales and development functions. Our rental obligation under this agreement is approximately $33 million over the initial ten-year term of the lease.

In June 2004, we entered into a lease agreement, amended in December 2005, with an independent third party for a studio facility in Orlando, Florida. The lease commenced in January 2005 and expires in June 2010 with one five-year option to extend the lease term. The campus facilities comprise a total of 140,000 square feet and provide space for research and development functions. Our rental obligation over the initial five-and-a-half year term of the lease is $15 million.

In July 2003, we entered into a lease agreement with an independent third party (the "Landlord") for a studio facility in Los Angeles, California, which commenced in October 2003 and expires in September 2013 with two five-year options to extend the lease term. Additionally, we have options to purchase the property after five and ten years based on the fair market value of the property at the date of sale, a right of first offer to purchase the property upon terms offered by the Landlord, and a right to share in the profits from a sale of the property. Existing campus facilities comprise a total of 243,000 square feet and provide space for research and development functions. Our rental obligation under this agreement is $50 million over the initial ten-year term of the lease. This commitment is offset by expected sublease income of $6 million for a sublease to an affiliate of the Landlord of 18,000 square feet of the Los Angeles facility, which commenced in October 2003 and expires in September 2013.

Director Indemnity Agreements

We entered into indemnification agreements with each of the members of our Board of Directors at the time they joined the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

INFLATION

We believe the impact of inflation on our results of operations has not been significant in any of the past three fiscal years.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility in light of the global economic downturn. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency option and forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We also do not currently hedge our market price risk relating to our marketable equity securities and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Cash Flow Hedging Activities. From time to time, we hedge a portion of our foreign currency risk related to forecasted foreign-currency-denominated sales and expense transactions by purchasing option contracts that generally have maturities of 15 months or less. These transactions are designated and qualify as cash flow hedges. The derivative assets associated with our hedging activities are recorded at fair value in other current assets in our Consolidated Balance Sheets. The effective portion of gains or losses resulting from changes in fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity and subsequently reclassified into net revenue or research and development expenses, as appropriate in the period when the forecasted transaction is recorded. The ineffective portion of gains or losses resulting from changes in fair value, if any, is reported in each period in interest and other income, net, in our Consolidated Statements of Operations. Our hedging programs are designed to reduce, but do not entirely eliminate the impact of currency exchange rate movements in revenue and research and development expenses. As of March 31, 2009, we had foreign currency option contracts to purchase approximately $19 million in foreign currency and to sell approximately $65 million of foreign currencies. As of March 31, 2009, these foreign currency option contracts outstanding had a total fair value of $2 million, included in other current assets. As of March 31, 2008, we had foreign currency option contracts to purchase approximately $48 million in foreign currencies and to sell approximately $254 million of foreign currencies. As of March 31, 2008, these foreign currency option contracts outstanding had a total fair value of $5 million, included in other current assets.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency risk associated with foreign-currency-denominated assets and liabilities, primarily intercompany receivables and payables. The forward contracts generally have a contractual term of three months or less and are transacted near month-end. Our foreign currency forward contracts are not designated as hedging instruments under SFAS No. 133 and are accounted for as derivatives whereby the fair value of the contracts are reported as other current assets or other current liabilities in our Consolidated Balance Sheets, and gains and losses from changes in fair value are reported in interest and other income, net. The gains and losses on these forward contracts generally offset the gains and losses on the underlying foreign-currency-denominated assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. In certain cases, the amount of such gains and losses will significantly differ from the amount of gains and losses recognized on the underlying foreign currency denominated asset or liability, in which case our results will be impacted. As of March 31, 2009, we had foreign currency forward contracts to purchase and sell approximately $63 million in foreign currencies. Of this amount, $53 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $7 million to purchase foreign currencies in exchange for U.S. dollars and $3 million to sell foreign currencies in exchange for British pounds sterling. As of March 31, 2008, we had forward foreign currency contracts to purchase and sell approximately $540 million in foreign currencies. Of this amount, $479 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $48 million to purchase foreign currencies in exchange for U.S. dollars and $13 million to sell foreign currencies in exchange for British pounds sterling. The fair value of our forward contracts was immaterial as of March 31, 2009 and 2008.

The counterparties to these forward and option contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, the disruption in the global financial markets has impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure credit-worthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange rate risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2009, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential losses in fair value of our option contracts used in cash flow hedging of $1 million in both scenarios. A hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential losses on our forward contracts used in balance sheet hedging of $6 million and $9 million, respectively, as of March 31, 2009. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and are required to be reinvested at the then current market rates, interest income on a portfolio consisting of short-term investments is more subject to market fluctuations than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. Also, we do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2009 and 2008, our short-term investments were classified as available-for-sale and, consequently, recorded at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of any tax effects, in stockholders' equity. Our portfolio of short-term investments consisted of the following investment categories, summarized by fair value as of March 31, 2009 and 2008 (in millions):

	As of March 31,	
	2009	2008
U.S. Treasury securities	$200	$161
Corporate bonds	131	231
U.S. agency securities	109	266
Commercial paper	79	12
Asset-backed securities	15	64
Total short-term investments	$534	$734

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in fair value in our short-term investment portfolio as of March 31, 2009, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2009	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. Treasury securities	$205	$203	$201	$200	$198	$196	$194
Corporate bonds	134	133	132	131	130	129	128
U.S. agency securities	111	110	110	109	109	108	108
Commercial paper	80	80	80	79	79	79	79
Asset-backed securities	15	15	15	15	15	15	15
Total short-term investments	$545	$541	$538	$534	$531	$527	$524

The following table presents the hypothetical changes in fair value in our short-term investment portfolio as of March 31, 2008, arising from selected potential changes in interest rates.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2008	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. agency securities	$273	$270	$268	$266	$263	$261	$258
Corporate bonds	235	234	233	231	230	229	227
U.S. Treasury securities	166	164	163	161	160	158	156
Asset-backed securities	64	64	64	64	64	63	63
Commercial paper	12	12	12	12	12	12	12
Total short-term investments	$750	$744	$740	$734	$729	$723	$716

Market Price Risk

The value of our marketable equity securities in publicly traded companies is subject to market price volatility and foreign currency risk for investments denominated in foreign currencies. As of March 31, 2009 and 2008, our marketable equity securities were classified as available-for-sale and, consequently, were recorded in our Consolidated Balance Sheets at fair market value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of any tax effects, in stockholders' equity. The fair value of our marketable equity securities was $365 million and $729 million as of March 31, 2009 and March 31, 2008, respectively. In fiscal years 2009 and 2008, we recognized other-than-temporary impairment losses on our marketable equity securities of $57 million and $109 million, respectively.

Our marketable equity securities have been and may continue to be adversely impacted by volatility in the public stock markets. At any time, a sharp change in market prices in our investments in marketable equity securities could have a significant impact on the fair value of our investments. The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2009, arising from changes in market prices plus or minus 25 percent, 50 percent and 75 percent.

	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2009	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
(In millions)	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$ 91	$182	$274	$365	$456	$ 547	$ 638

The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2008, arising from changes in market prices plus or minus 25 percent, 50 percent and 75 percent.

	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2008	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
(In millions)	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$182	$365	$547	$729	$911	$1,094	$1,276

Item 8: ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Other financial statement schedules have been omitted because the information called for in them is not required or has already been included in either the Consolidated Financial Statements or the notes thereto.

Annual Report

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2009	March 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$1,621	$1,553
Short-term investments	534	734
Marketable equity securities	365	729
Receivables, net of allowances of $217 and $238, respectively	116	306
Inventories	217	168
Deferred income taxes, net	51	145
Other current assets	216	290
Total current assets	3,120	3,925
Property and equipment, net	354	396
Goodwill	807	1,152
Other intangibles, net	221	265
Deferred income taxes, net	61	164
Other assets	115	157
TOTAL ASSETS	$4,678	$6,059
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 152	$ 182
Accrued and other current liabilities	723	730
Deferred net revenue (packaged goods and digital content)	261	387
Total current liabilities	1,136	1,299
Income tax obligations	268	319
Deferred income taxes, net	42	5
Other liabilities	98	97
Total liabilities	1,544	1,720
Commitments and contingencies (See Note 10)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 323 and 318 shares issued and outstanding, respectively	3	3
Paid-in capital	2,142	1,864
Retained earnings	800	1,888
Accumulated other comprehensive income	189	584
Total stockholders' equity	3,134	4,339
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,678	$6,059

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	Year Ended March 31, 2009	2008	2007
Net revenue	$ 4,212	$3,665	$3,091
Cost of goods sold	2,127	1,805	1,212
Gross profit	2,085	1,860	1,879
Operating expenses:			
Marketing and sales	691	588	466
General and administrative	332	339	288
Research and development	1,359	1,145	1,041
Acquired in-process technology	3	138	3
Amortization of intangibles	58	34	27
Certain abandoned acquisition-related costs	21	—	—
Goodwill impairment	368	—	—
Restructuring charges	80	103	15
Total operating expenses	2,912	2,347	1,840
Operating income (loss)	(827)	(487)	39
Losses on strategic investments, net	(62)	(118)	—
Interest and other income, net	34	98	99
Income (loss) before provision for (benefit from) income taxes and minority interest	(855)	(507)	138
Provision for (benefit from) income taxes	233	(53)	66
Income (loss) before minority interest	(1,088)	(454)	72
Minority interest	—	—	4
Net income (loss)	$(1,088)	$ (454)	$ 76
Net income (loss) per share:			
Basic	$ (3.40)	$(1.45)	$ 0.25
Diluted	$ (3.40)	$(1.45)	$ 0.24
Number of shares used in computation:			
Basic	320	314	308
Diluted	320	314	317

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In millions, share data in thousands)

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
Balances as of March 31, 2006	304,994	$ 3	$1,081	$ 2,241	$ 83	$ 3,408
Cumulative effect of adjustments resulting from the adoption of SAB No. 108	—	—	—	6	—	6
Adjusted balance as of March 31, 2006	304,994	$ 3	$1,081	$ 2,247	$ 83	$ 3,414
Net income	—	—	—	76	—	76
Change in unrealized gains (losses) on investments, net	—	—	—	—	187	187
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	1	1
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	(4)	(4)
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	4	4
Translation adjustment	—	—	—	—	23	23
Comprehensive income						$ 287
Issuance of common stock	6,044	—	164	—	—	164
Stock-based compensation	—	—	133	—	—	133
Tax benefit from exercise of stock options	—	—	34	—	—	34
Balances as of March 31, 2007	311,038	$ 3	$1,412	$ 2,323	$ 294	$ 4,032
Cumulative effect of adjustments resulting from the adoption of FIN No. 48	—	—	14	19	—	33
Adjusted balance as of March 31, 2007	311,038	$ 3	$1,426	$ 2,342	$ 294	$ 4,065
Net loss	—	—	—	(454)	—	(454)
Change in unrealized gains (losses) on investments, net	—	—	—	—	146	146
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	105	105
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	(5)	(5)
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	2	2
Translation adjustment	—	—	—	—	42	42
Comprehensive loss						$ (164)
Issuance of common stock	6,643	—	184	—	—	184
Stock-based compensation	—	—	150	—	—	150
Tax benefit from exercise of stock options	—	—	45	—	—	45
Assumption of stock options in connection with acquisition	—	—	59	—	—	59
Balances as of March 31, 2008	317,681	$ 3	$1,864	$ 1,888	$ 584	$ 4,339
Net loss	—	—	—	(1,088)	—	(1,088)
Change in unrealized gains (losses) on investments, net	—	—	—	—	(366)	(366)
Reclassification adjustment for losses (gains) realized on investments, net	—	—	—	—	55	55
Change in unrealized gains (losses) on derivative instruments, net	—	—	—	—	14	14
Reclassification adjustment for losses (gains) realized on derivative instruments, net	—	—	—	—	(10)	(10)
Translation adjustment	—	—	—	—	(88)	(88)
Comprehensive loss						$(1,483)
Issuance of common stock	5,161	—	73	—	—	73
Stock-based compensation	—	—	203	—	—	203
Tax benefit from exercise of stock options	—	—	2	—	—	2
Balances as of March 31, 2009	322,842	$ 3	$2,142	$ 800	$ 189	$ 3,134

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2009	2008	2007
OPERATING ACTIVITIES			
Net income (loss)	$(1,088)	$ (454)	$ 76
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Acquired in-process technology	3	138	3
Depreciation, amortization and accretion, net	198	164	147
Goodwill impairment	368	—	—
Minority interest	—	—	(4)
Net losses on investments and sale of property and equipment	65	111	1
Non-cash restructuring charges	25	56	—
Stock-based compensation	203	150	133
Change in assets and liabilities:			
Receivables, net	221	(8)	(18)
Inventories	(49)	(100)	12
Other assets	52	(8)	46
Accounts payable	(26)	22	(10)
Accrued and other liabilities	(56)	72	42
Deferred income taxes, net	222	(160)	(54)
Deferred net revenue (packaged goods and digital content)	(126)	355	23
Net cash provided by operating activities	12	338	397
INVESTING ACTIVITIES			
Capital expenditures	(115)	(84)	(176)
Purchase of marketable equity securities and other investments	—	(275)	(1)
Proceeds from maturities and sales of short-term investments	891	2,306	1,315
Purchase of short-term investments	(695)	(1,739)	(1,522)
Loan advance	—	(30)	—
Acquisition of subsidiaries, net of cash acquired	(58)	(607)	(103)
Net cash provided by (used in) investing activities	23	(429)	(487)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	89	192	168
Excess tax benefit from stock-based compensation	2	51	36
Repayment of note assumed in connection with acquisition	—	—	(14)
Net cash provided by financing activities	91	243	190
Effect of foreign exchange on cash and cash equivalents	(58)	30	29
Increase in cash and cash equivalents	68	182	129
Beginning cash and cash equivalents	1,553	1,371	1,242
Ending cash and cash equivalents	1,621	1,553	1,371
Short-term investments	534	734	1,264
Ending cash, cash equivalents and short-term investments	$ 2,155	$ 2,287	$ 2,635
Supplemental cash flow information:			
Cash paid during the year for income taxes	$ 25	$ 31	$ 55
Non-cash investing activities:			
Change in unrealized gains (losses) on investments, net	$ (364)	$ 154	$ 188
Assumption of stock options in connection with acquisitions	$ —	$ 59	$ —

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, market, publish and distribute video game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the PLAYSTATION® 3, Microsoft Xbox 360™ and Nintendo Wii™), personal computers, handheld game players (such as the PlayStation® Portable ("PSP™") and the Nintendo DS™) and wireless devices (such as cellular phones and smart phones including the Apple iPhone). Some of our games are based on content that we license from others (*e.g.*, Madden NFL Football, Harry Potter™ and FIFA Soccer), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims™, Need for Speed™, Dead Space™ and Pogo™). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, Madden NFL Football, NCAA® Football and FIFA Soccer), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, The Godfather® and Harry Potter).

A summary of our significant accounting policies applied in the preparation of our Consolidated Financial Statements follows:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly- and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is reported on a 52 or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2009, 2008 and 2007 contained 52 weeks and ended on March 28, 2009, March 29, 2008 and March 31, 2007, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Reclassifications

Certain reclassifications have been made to the 2007 and 2008 financial information to conform to the 2009 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. Such estimates include sales returns and allowances, provisions for doubtful accounts, accrued liabilities, service period for deferred net revenue, income taxes, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, acquired in-process technology, certain estimates related to the measurement and recognition of costs resulting from our share-based payment transactions, deferred income tax assets and associated valuation allowance as well as estimates used in our goodwill impairment test. These estimates generally involve complex issues and require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Cash, Cash Equivalents, Short-Term Investments, Marketable Equity Securities and Other Investments

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of securities with original or remaining maturities of greater than three months at the time of purchase. The short-term investments are available for use in current operations or other activities such as capital expenditures and business acquisitions.

Marketable equity securities consist of investments in common stock of publicly traded companies and are accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, as amended.

As of March 31, 2009 and March 31, 2008, short-term investments and marketable equity securities were classified as available-for-sale and stated at fair value. We evaluate our short-term investments and marketable equity securities for impairment, in accordance with SFAS No. 115, as amended. Unrealized gains and losses on our short-term investments and marketable equity securities are recorded to other comprehensive income, net of tax, until either the securities are sold or we determine that the decline in the fair values below their cost basis are other-than-temporary. Realized gains and losses are calculated based on the specific identification method. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the duration that the fair value has been less than the cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Other investments, included in other assets on our Consolidated Balance Sheets, consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method in accordance with Accounting Principles Board Opinion ("APB") No. 18, *The Equity Method Of Accounting For Investments In Common Stock*, as amended. The cost method of accounting is used for investments where we are not able to exercise significant influence over the operating and financing decisions of the investee. We monitor these investments for impairment and make appropriate reductions in the carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of the investees.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (first-in, first-out method) or market value. We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	3 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 10 years

Under the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, we capitalize costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and ready for its intended purpose. The net book value of capitalized costs associated with internal-use software amounted to $24 million as of March 31, 2009 and 2008 in each year, and are being depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years.

Long-Lived Assets

We evaluate long-lived assets and certain identifiable intangibles for impairment, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. This may include assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or the strategy of our overall business and significant under-performance relative to expected historical or projected future operating results. If we were to consider such assets to be impaired, the amount of impairment we recognize would be measured by the amount by which the carrying amount of the asset exceeds its fair value. We recognized $25 million and $56 million in impairment charges in fiscal years 2009 and 2008, respectively. These charges are included in restructuring charges on our Consolidated Statements of Operations. Impairment charges were insignificant in fiscal year 2007.

Goodwill

We evaluate goodwill for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires a two-step approach to testing goodwill for impairment for each reporting unit. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which uses discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and the determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we use to manage the underlying business. Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but these assumptions are inherently uncertain and subject to change. Actual future results may differ from those estimates.

We completed the first step of the goodwill impairment testing in the third quarter of fiscal year 2009 and determined that the fair value of our EA Mobile™ reporting unit fell below the carrying value of that reporting unit. As a result, we also conducted the second step in the third quarter of fiscal year 2009 in accordance with SFAS No. 142 and determined that the EA Mobile reporting unit's goodwill was impaired. During the fiscal year ended March 31, 2009, we recorded a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. We did not recognize any goodwill impairment charges in fiscal years 2008 and 2007.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industries. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to operating expense when a potential loss is identified. Losses are written off against the allowance when determined to be uncollectible.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in SOP 97-2, *Software Revenue Recognition*, as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* and Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as revised by SAB No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products that must be present in order to recognize revenue.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is considered to occur generally when the download is made available.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether vendor-specific objective evidence of fair value ("VSOE") exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period. For example, in connection with some of our packaged goods product sales, we offer an online service without an additional fee. Prior to fiscal year 2008, we were able to determine VSOE for the online service to be delivered; therefore, we were able to allocate the total price received from the combined product and online service sale between these two elements and recognize the related revenue separately. However, starting in fiscal year 2008, VSOE no longer existed for the online service to be delivered for certain platforms and all revenue from these transactions is recognized over the estimated online service period. More specifically, starting in fiscal year 2008, we began to recognize the revenue from sales of certain online-enabled packaged goods on a straight-line basis over a six month period beginning in the month after shipment. Accordingly, this relatively small change (from having VSOE for the online service to no longer having VSOE) has had a significant effect on our reported results.

In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated life of the game.

Determining whether a transaction constitutes an online service transaction or a digital content download of a product requires management judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee for our software products can be difficult.

Product Revenue: Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners.

Shipping and Handling: In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, we recognize amounts billed to customers for shipping and handling as revenue. Additionally, shipping and handling costs incurred by us are included in cost of goods sold.

Online Subscription Revenue: Online subscription revenue is derived principally from subscription revenue collected from customers for online play related to our massively multiplayer online games and Pogo-branded online games services. These customers generally pay on an annual basis or a month-to-month basis and prepaid subscription revenue is recognized ratably over the period for which the services are provided.

Software Licenses: We license software rights to manufacturers of products in related industries (for example, makers of personal computers or computer accessories) to include certain of our products with the manufacturer's product, or offer our products to consumers who have purchased the manufacturer's product. We call these combined products "OEM bundles." These OEM bundles generally require the customer to pay us an upfront nonrefundable fee, which represents the guaranteed minimum royalty amount. Revenue is generally recognized upon delivery of the product master or the first copy. Per-copy royalties on sales that exceed the minimum guarantee are recognized as earned.

Sales Returns and Allowances and Bad Debt Reserves

We estimate potential future product returns, price protection and stock-balancing programs related to product revenue. We analyze historical returns, current sell-through of distributor and retailer inventory of our products, current trends in retail and the video game segment, changes in customer demand and acceptance of our products and other related factors when evaluating the adequacy of our sales returns and price protection allowances. In addition, we monitor the volume of sales to our channel partners and their inventories as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

Similarly, significant judgment is required to estimate our allowance for doubtful accounts in any accounting period. We analyze customer concentrations, customer credit-worthiness, current economic trends, and historical experience when evaluating the adequacy of the allowance for doubtful accounts.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising with our channel partners is accrued when revenue is recognized and such amounts are included in marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are recognized as a reduction of net revenue. We then reimburse the channel partner when qualifying claims are submitted. We sometimes receive reimbursements for advertising costs from our vendors, and such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of cost of goods sold as the related revenue is recognized. Vendor reimbursements of advertising costs of $31 million, $54 million and $28 million reduced marketing and sales expense for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. For the fiscal years ended March 31, 2009, 2008 and 2007, advertising expense, net of vendor reimbursements, totaled approximately $270 million, $234 million and $163 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. SFAS No. 86, *Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed*, provides for the capitalization of certain software development costs incurred after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new products, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. The software development costs that have been capitalized to date have been insignificant.

Stock-Based Compensation

We recognize the cost resulting from all share-based payment transactions in our financial statements using a fair-value-based method. Upon adoption of SFAS No. 123 (revised 2004) ("SFAS No. 123(R)"), *Share-Based Payment*, we elected to use the modified prospective transition method of adoption. We measure compensation cost for all outstanding unvested stock-based awards made to our employees and directors based on estimated fair values and recognize compensation over the service period for awards expected to vest.

The estimated fair value of stock options and stock purchase rights granted pursuant to our employee stock purchase plan is determined using the Black-Scholes valuation model. The Black-Scholes valuation model requires us to make certain assumptions about the future. Estimation of these equity instruments' fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes.

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment is recognized at that time.

Changes to our underlying stock price, our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact compensation expense to be recognized in fiscal year 2010 and future periods.

Acquired In-Process Technology

The value assigned to acquired in-process technology is determined by identifying those acquired specific in-process research and development projects that would be continued and for which (1) technological feasibility had not been established as of the acquisition date, (2) there is no alternative future use, and (3) the fair value is able to be estimated with reasonable reliability.

Foreign Currency Translation

For each of our foreign operating subsidiaries, the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net foreign currency transaction gains (losses) of $(49) million, $20 million and $10 million for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, are included in interest and other income, net, in our Consolidated Statements of Operations.

Impact of Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (Revised 2007) ("SFAS No. 141(R)"), *Business Combinations*, which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. In April 2009, the FASB issued Staff Position ("FSP") Financial Accounting Standard ("FAS") 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*. FSP FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to amend the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP FAS 141(R)-1 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the impact FSP FAS 141(R)-1 will have on our Consolidated Financial Statements. The adoption of SFAS No. 141(R) will have a material impact on our Consolidated Financial Statements for material acquisitions consummated on or after March 29, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*, which establishes new accounting and reporting standards for noncontrolling interests (*e.g.*, minority interests) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the adoption of SFAS No. 160 to have a material impact on our Consolidated Financial Statements.

In December 2007, the FASB ratified EITF's consensus conclusion on EITF 07-01, *Accounting for Collaborative Arrangements*. EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. Under this conclusion, a participant to a collaborative arrangement should disclose information about the nature and purpose of its collaborative arrangements, the rights and obligations under the collaborative arrangements, the accounting policy for collaborative arrangements, and the income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants for each period an income statement is presented. EITF 07-01 is effective for interim or annual reporting periods in fiscal years beginning after December 15, 2008 and requires retrospective application to all prior periods presented for all collaborative arrangements existing as of the effective date. While we have not yet completed our analysis, we do not anticipate the implementation of EITF 07-01 to have a material impact on our Consolidated Financial Statements.

In February 2008, the FASB issued FSP Financial Accounting Standard ("FAS") FAS 157-2, *Effective Date of FASB Statement No. 157*. FSP FAS 157-2 delays the effective date of SFAS No. 157, *Fair Value Measurements*, for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP FAS 157-2 defers the effective date of certain provisions of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. We do not expect the adoption of FSP FAS 157-2 to have a material impact on our Consolidated Financial Statements.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *Goodwill and Other Intangible Assets*. This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008, and early adoption is prohibited. We are currently evaluating the impact FSP FAS 142-3 will have on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*. FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, and requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB No. 28, *Interim Financial Reporting*, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009. We are currently evaluating the impact FSP FAS 107-1 and ABP 28-1 will have on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-than-Temporary Impairments*. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities, changes existing guidance for determining whether an impairment is other than temporary to debt securities, replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery, requires that an entity recognize noncredit losses on held-to-maturity debt securities in other comprehensive income and amortize that amount over the remaining life of the security in a prospective manner, requires an entity to present the total other-than-temporary impairment in the statement of earnings with an offset for the amount recognized in other comprehensive income, and when adopting FSP FAS 115-2 and FAS 124-2, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. We are currently evaluating the impact FSP FAS 115-2 and 124-2 will have on our Consolidated Financial Statements.

In April 2009, the SEC issued SAB No. 111, which amends and replaces Topic 5.M. in the SAB Series entitled *Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities*. SAB No. 111

maintains the staff's previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. We do not expect the adoption of SAB 111 to have a material impact on our Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, *Fair Value Measurements*, when the volume and level of activity for the asset or liability have significantly decreased, and includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and should be applied prospectively. We are currently evaluating the impact FSP FAS 157-4 will have on our Consolidated Financial Statements.

(2) FAIR VALUE MEASUREMENTS

On April 1, 2008, we adopted SFAS No. 157, except as it applies to the nonfinancial assets and nonfinancial liabilities that are subject to FSP FAS 157-2. These nonfinancial items include assets and liabilities such as a reporting unit measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. SFAS No. 157 establishes a three-tier hierarchy that draws a distinction between market participant assumptions based on (1) observable quoted prices in active markets for identical assets or liabilities (Level 1), (2) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (3) unobservable inputs that require us to use other valuation techniques to determine fair value (Level 3).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2009, our financial assets and liabilities that are measured and recorded at fair value on a recurring basis were as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
	As of March 31, 2009	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$1,069	$1,069	$ —	$—	Cash equivalents
Available-for-sale fixed income securities	596	212	384	—	Short-term investments and cash equivalents
Available-for-sale equity securities	365	365	—	—	Marketable equity securities
Deferred compensation plan assets[(a)]	9	9	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$2,041	$1,655	$386	$—	

(a) There is an offsetting liability for the obligation presented in other liabilities in our Consolidated Balance Sheets.

Our money market funds, available-for-sale fixed income and equity securities, deferred compensation plan assets and foreign currency derivatives are measured and recorded at fair value on a recurring basis.

Available-for-sale fixed income securities categorized as Level 1 consist of U.S. Treasury securities. Available-for-sale fixed income securities categorized as Level 2 include $133 million in corporate bonds, $118 million in U.S. agency securities, $118 million in commercial paper, and $15 million in asset-backed securities.

Deferred compensation plan assets are categorized as Level 1 and consist of various mutual funds.

Our Level 1 financial instruments are valued using quoted prices in active markets for identical instruments. Our Level 2 financial instruments, including derivative instruments, are valued using quoted prices for identical instruments in less active markets or using other observable market inputs for comparable instruments. As of March 31, 2009, we did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

Assets Measured at Fair Value on a Nonrecurring Basis

As of March 31, 2009, our financial assets that are measured and recorded at fair value on a nonrecurring basis were as follows (in millions):

		Fair Value Measurements Using			
	Year Ended March 31, 2009	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Year Ended March 31, 2009
Assets					
Other investments	$8	$—	$8	$—	$10
Total assets at fair value	$8	$—	$8	$—	$10

Other investments included in the table above were measured and recorded on a nonrecurring basis using other observable market inputs for comparable instruments. During the year ended March 31, 2009, we measured certain of our other investments at fair value due to various factors, including but not limited to, the extent and duration during which the fair value had been below cost. See Note 3 for information regarding other investments.

(3) FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Cash, cash equivalents, receivables, accounts payable and accrued and other liabilities are valued at their carrying amounts as they approximate their fair value due to the short maturity of these financial instruments.

Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consisted of the following as of March 31, 2009 and 2008 (in millions):

	As of March 31, 2009				As of March 31, 2008			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:								
Cash	$ 490	$—	$—	$ 490	$ 292	$—	$—	$ 292
Money market funds	1,069	—	—	1,069	1,251	—	—	1,251
Commercial paper	39	—	—	39	7	—	—	7
U.S. Treasury securities	12	—	—	12	—	—	—	—
U.S. agency securities	9	—	—	9	3	—	—	3
Corporate bonds	2	—	—	2	—	—	—	—
Cash and cash equivalents	1,621	—	—	1,621	1,553	—	—	1,553
Short-term investments:								
U.S. Treasury securities	198	2	—	200	159	2	—	161
Corporate bonds	130	1	—	131	229	2	—	231
U.S. agency securities	108	1	—	109	262	4	—	266
Commercial paper	79	—	—	79	12	—	—	12
Asset-backed securities	15	—	—	15	63	1	—	64
Short-term investments	530	4	—	534	725	9	—	734
Cash, cash equivalents and short-term investments	$2,151	$ 4	$—	$2,155	$2,278	$ 9	$—	$2,287

As of March 31, 2009 and 2008, we had less than $1 million in each year in gross unrealized losses primarily attributable to our corporate bond investments. As of March 31, 2009 and 2008, these gross unrealized loss were primarily in loss positions for less than 12 months.

We periodically evaluate our short-term investments for impairment in accordance with SFAS No. 115. Factors considered in the review of investments with an unrealized loss include the credit quality of the issuer, the duration and extent that the fair value has been less than the cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent and ability to hold the investments for a period of a time sufficient to allow for any anticipated recovery in market value, as well as any contractual terms impacting the prepayment or settlement process. Based on our review, we do not consider the investments listed above to be other-than-temporarily impaired as of March 31, 2009.

Gross realized losses of $2 million and gross realized gains of $7 million were recognized from the sale of short-term investments for the year ended March 31, 2009. Gross realized losses of $2 million and gross realized gains of $9 million were recognized from the sale of short-term investments for the year ended March 31, 2008. Gross realized losses of $1 million and gross realized gains of less than $1 million were recognized from the sale of short-term investments for the year ended March 31, 2007.

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2009 and 2008 (in millions):

	As of March 31, 2009		As of March 31, 2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments excluding asset-backed securities				
Due in 1 year or less	$245	$245	$163	$164
Due in 1-2 years	156	159	254	257
Due in 2-3 years	114	115	245	249
Asset-backed securities				
Weighted average maturity less than 1 year	15	15	55	56
Weighted average maturity 1-2 years	—	—	8	8
Short-term investments	$530	$534	$725	$734

Asset-backed securities are separately disclosed as they are not due at a single maturity date. Our portfolio only includes asset-backed securities that have weighted-average maturities of three years or less.

Marketable Equity Securities

Our investments in marketable equity securities consist of investments in common stock of publicly traded companies and are accounted for in accordance with SFAS No. 115.

Marketable equity securities consisted of the following (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2009	$175	$190	$—	$365
As of March 31, 2008	$232	$501	$ (4)	$729

Based on our review, we do not consider the investments with gross unrealized losses to be other-than-temporarily impaired as of March 31, 2008. We evaluate our investments for impairment quarterly. If we conclude that an investment is other-than-temporarily impaired, we will recognize an impairment charge in income at that time.

In May 2007, we entered into a licensing agreement with and made a strategic equity investment in The9 Limited, a leading online game operator in China. We purchased approximately 15 percent of the outstanding common shares (representing 15 percent of the voting rights at that time) of The9 for approximately $167 million. The licensing agreement gives The9 exclusive publishing rights for *EA SPORTS™ FIFA Online* 2 in mainland China.

In April 2007, we expanded our commercial agreements with, and made strategic equity investments in, Neowiz Corporation and a related online gaming company, Neowiz Games. We refer to Neowiz Corporation and Neowiz Games collectively as "Neowiz." Based in Korea, Neowiz is an online media and gaming company with which we partnered in 2006 to launch *EA SPORTS FIFA Online* in Korea. We purchased 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at that time) of Neowiz Corporation and 15 percent of the outstanding common shares (representing 15 percent of the voting rights at the time) of Neowiz Games, for approximately $83 million. As discussed below, we also purchased preferred shares of Neowiz, which are classified as other assets on our Consolidated Balance Sheets.

In February 2005, we purchased approximately 19.9 percent of the then-outstanding ordinary shares (representing approximately 18 percent of the voting rights at the time) of Ubisoft Entertainment ("Ubisoft") for $91 million. As of March 31, 2009 and 2008, we owned approximately 15 percent of the outstanding shares of

Ubisoft (representing approximately 24 percent of the voting rights) in each year. Although we held 24 percent of the voting rights of Ubisoft as of March 31, 2009 and 2008, respectively, we do not account for this investment under the equity method of accounting because we do not have the ability to exercise significant influence over the investee.

During fiscal years 2009 and 2008, we recognized impairment charges of $27 million and $81 million, respectively, on our investment in The9 and $30 million and $28 million, respectively, on our Neowiz common shares. Due to various factors, including but not limited to, the extent and duration during which the market price had been below cost, we concluded the decline in values were other-than-temporary as defined by SFAS No. 115, as amended. Subsequent to the end of fiscal year 2009, due to a change in The9's business, the fair value of our investment in The9 declined such that as of May 14, 2009 our adjusted cost basis exceeded its market value by approximately $21 million. If the fair value of our investment in The9 does not improve from its current value, we may be required to recognize additional impairment charges. In fiscal year 2009, we received a cash dividend of $5 million from The9, offsetting our $27 million impairment charge. The $57 million and $109 million impairments for the fiscal years ended March 31, 2009 and 2008, respectively, are included in losses on strategic investments, net, on our Consolidated Statements of Operations. We did not recognize any impairment charges in fiscal year 2007.

We did not have any realized gains or losses from the sale of marketable equity securities for the years ended March 31, 2009, 2008 and 2007.

Other Investments Included in Other Assets

Our other investments consist principally of non-voting preferred shares in two companies whose common stock is publicly traded and are accounted for under the cost method as prescribed by APB No. 18, as amended.

In April 2007, we purchased all of the then-outstanding non-voting preferred shares of Neowiz for approximately $27 million and have included it in other assets on our Consolidated Balance Sheets. The preferred shares became convertible at our option into approximately 4 percent of the outstanding voting common shares of Neowiz in April 2008.

During fiscal years 2009 and 2008, we recognized impairment charges of $10 million and $9 million, respectively, on our Neowiz preferred shares. Due to various factors, including but not limited to, the extent and duration during which the fair value had been below cost, we concluded the decline in value was other-than-temporary. The $10 million and $9 million impairments are included in losses on strategic investments, net, on our Consolidated Statements of Operations. We did not recognize any impairment charges in fiscal year 2007.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

In the fourth quarter of fiscal year 2009, we adopted SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133*, which requires enhanced disclosures about an entity's derivative and hedging activities, including how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. We account for our derivative and hedging activities under SFAS No. 133. The assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets or other current liabilities, respectively, in our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency option contracts, generally with maturities of 15 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. In addition, we utilize foreign currency forward contracts to mitigate foreign exchange rate risk associated with foreign-currency-denominated assets and liabilities, primarily intercompany receivables and payables. The forward contracts generally have a contractual term of approximately three months or less and are transacted near month-end. At each quarter end, the fair value of the forward contracts generally is not significant. We do not use foreign currency option or foreign currency forward contracts for speculative or trading purposes.

The information on the location and amounts of our derivative instruments that were reported at fair value in our Consolidated Balance Sheet as of March 31, 2009 is as follows (in millions):

	Derivative Assets Reported in Other Current Assets[(a)]
Foreign currency option contracts designated as hedging instruments under SFAS No. 133[(b)] . .	$2

(a) As of March 31, 2009, the fair value of our foreign currency forward contracts not designated as hedging instruments under SFAS No. 133 was immaterial and were reported in accrued and other current liabilities on our Consolidated Balance Sheet.

(b) See Note 2 for information on our valuation techniques used to estimate the fair value of our derivative instruments and see Note 14 for the net-of-tax amounts of our unrealized gains (losses) on foreign currency option contracts.

Cash Flow Hedging Activities

Our foreign currency option contracts are designated and qualify as cash flow hedges under SFAS No. 133. The effectiveness of the cash flow hedge contracts, including time value, is assessed monthly using regression as well as other timing and probability criteria required by SFAS No. 133. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The effective portion of gains or losses resulting from changes in fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. The ineffective portion of gains or losses resulting from changes in fair value, if any, is reported in each period in interest and other income, net, in our Consolidated Statements of Operations. The effective portion of hedges recognized in accumulated other comprehensive income at the end of each year will be reclassified to earnings within 12 months. As of March 31, 2009, we had foreign currency option contracts to purchase approximately $19 million in foreign currency and to sell approximately $65 million of foreign currencies. As of March 31, 2009, these foreign currency option contracts outstanding had a total fair value of $2 million, included in other current assets.

The effect of derivative instruments on our Consolidated Statements of Operations for the three months ended March 31, 2009 was as follows (in millions):

	Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)[(a)]
Foreign currency option contracts designated as hedging instruments under SFAS No. 133[(b)]	Net revenue	$4

(a) See our Consolidated Statements of Stockholders' Equity for additional information on the net-of-tax amounts of our realized gains and losses on foreign currency option contracts designated as hedging instruments under SFAS No. 133.

(b) We had less than $1 million of losses recognized (effective portion) in other comprehensive income on derivatives. See Note 14 for the net-of-tax amounts of our unrealized gains (losses) on foreign currency option contracts designated as hedging instruments under SFAS No. 133. Additionally, we had an immaterial amount in losses recognized (ineffective portion) in interest and other income, net, on our Consolidated Statements of Operations.

Balance Sheet Hedging Activities

Our foreign currency forward contracts are not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the forward contracts are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these forward contracts generally offset the gains and losses associated with the underlying foreign-currency-denominated assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. As of March 31, 2009, we had foreign currency forward contracts to purchase and sell approximately $63 million in foreign currencies. Of this amount, $53 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $7 million to purchase foreign currencies in exchange for U.S. dollars and $3 million to sell foreign currencies in exchange for British pounds sterling. The fair value of our forward contracts was immaterial as of March 31, 2009.

The effect of derivative instruments on our Consolidated Statements of Operations for the three months ended March 31, 2009, was as follows (in millions):

	Location of Gain Recognized in Income on Derivative	Amount of Gain Recognized in Income on Derivative
Foreign currency forward contracts not designated as hedging instruments under SFAS No. 133	Interest and other income, net	$15

(5) BUSINESS COMBINATIONS

ThreeSF, Inc., Hands-On Mobile Inc. and Other Fiscal 2009 Acquisitions

In May 2008, we acquired ThreeSF, Inc. Based in San Francisco, California, ThreeSF's Rupture service is an online social network for gamers. Separately, in May 2008, we acquired certain assets of Hands-On Mobile Inc. and its affiliates relating to its Korean Mobile games business based in Seoul, Korea. These business combinations were completed for total cash consideration of approximately $45 million, including transaction costs. During the three months ended December 31, 2008, we completed two additional acquisitions for total cash consideration of approximately $18 million, including transaction costs. These acquisitions were not material to our Consolidated Balance Sheets and Statements of Operations. The results of operations and the estimated fair value of the acquired assets and assumed liabilities have been included in our Consolidated Financial Statements since the date of the acquisitions. See Note 6 for information regarding goodwill and other intangible assets.

VG Holding Corp.

On January 4, 2008, we acquired all of the outstanding shares of VG Holding Corp. ("VGH"), owner of both BioWare Corp. and Pandemic Studios, LLC, which create action, adventure and role-playing games. BioWare and Pandemic Studios are located in Edmonton, Canada; Los Angeles, California; and Austin, Texas. This acquisition positions us for further growth in role-playing, action and adventure genres. We paid approximately $2 per share to the stockholders of VGH and assumed all outstanding stock options for an aggregate purchase price of $682 million, including transaction costs. Separate from the purchase price and prior to January 4, 2008, we loaned VGH $30 million. The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of March 31, 2008, in connection with our acquisition of VGH during the fiscal year ended March 31, 2008 (in millions):

Current assets	$ 68
Property and equipment, net	8
Acquired in-process technology	138
Goodwill	414
Finite-lived intangibles	114
Long-term deferred taxes	9
Other liabilities	(69)
Total purchase price	$682

The results of operations of VGH and the estimated fair market values of the acquired assets and assumed liabilities have been included in our Consolidated Financial Statements since the date of acquisition.

Except for acquired in-process technology, which is discussed below, acquired finite-lived intangible assets are being amortized on a straight-line basis over their estimated lives ranging from three to five years. The intangible assets that make up that amount as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Developed and Core Technology	$ 51	4
Trade Names and Trademarks	41	5
Other Intangibles	22	3
Total Finite-Lived Intangibles	$114	4

Approximately $47 million of the goodwill recognized upon acquisition is deductible for tax purposes.

In connection with our acquisition of VGH, we incurred acquired in-process technology charges of $138 million in relation to game software that had not reached technical feasibility as of the date of acquisition. The fair value of VGH's products under development was determined using the income approach, which discounts expected future cash flows from the acquired in-process technology to present value. The discount rates used in the present value calculations were derived from a weighted average cost of capital of 17 percent. Should the in-process software not be successfully completed, completed at a higher cost, or the development efforts go beyond the timeframe estimated by management, we will not receive the full benefits anticipated from the acquisition. Benefits from the development efforts began to be received in fiscal year 2009 and the development efforts are expected to be completed in fiscal year 2011.

The following table sets forth the estimated percent completion, the estimated cost to complete, and the value assigned to each project we acquired that was included in in-process research and development (in millions):

Project	Estimated Percent Completion	Estimated Cost to Complete	Value Assigned
A	22%	$103	$ 30
B	14%	62	10
C	76%	8	26
D	51%	68	72
			$138

Project D is an aggregation of projects each with less than $30 million in total costs.

The following table reflects unaudited pro forma combined results of operations of Electronic Arts and VGH as if the acquisition had taken place at the beginning of each respective year and after giving effect to purchase accounting adjustments (in millions, except per share data):

	Year Ended March 31,	
	2008	2007
	(Unaudited)	
Net revenue	$3,672	$3,115
Net loss	(592)	(114)
Net loss per share:		
Basic and Diluted	(1.89)	(0.37)

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of each respective year or of future operations of the combined companies under the ownership and management of Electronic Arts.

Digital Illusions C.E.

The following table summarizes the estimated fair values of the remaining minority interest acquired during the fiscal year ended March 31, 2007 and the fair values of assets acquired and liabilities assumed for the fiscal years ended March 31, 2006 and 2005, in connection with the acquisition of Digital Illusions C.E. ("DICE") (in millions):

	Year Ended March 31,			
	2007	2006	2005	Total
Current assets	$—	$—	$ 35	$35
Property and equipment, net	—	1	1	2
Acquired in-process technology	1	—	4	5
Goodwill	19	5	31	55
Finite-lived intangibles	3	1	1	5
Liabilities	—	—	(9)	(9)
Minority interest	8	3	(11)	—
Total purchase price	$31	$10	$ 52	$93

Based in Sweden, DICE develops games for PCs and video game consoles. This acquisition positioned us for further growth in the PC and video game console market. In 2003 we acquired (1) approximately 1,911,403 shares of Class B common stock representing a 19 percent equity interest in DICE, and (2) a warrant to acquire an additional 2,327,602 shares of to-be-issued Class A common stock at an exercise price of SEK 43.23. Prior to our tender offer in the fourth quarter of fiscal year 2005, we accounted for our Class B common stock investment in DICE under the equity method of accounting, as prescribed by APB No. 18, as amended. Separately, the warrant was recognized at a cost of $5 million as of March 31, 2006 and was included in other assets in our Consolidated Balance Sheets.

On January 27, 2005, we completed a tender offer for 3,235,053 shares of Class A common stock at a price of SEK 61 per share, representing 32 percent of the outstanding Class A common stock of DICE. During the tender offer period and through the end of fiscal 2005, we acquired, through open market purchases at an average price of SEK 60.33, an additional 1,190,658 shares of Class A common stock, representing approximately 12 percent of the outstanding Class A common stock of DICE. During the first three months and last two weeks of fiscal year 2006, we acquired through open market purchases at an average price of SEK 63.07, an additional 1,071,152 shares of Class A common stock, representing approximately 10 percent of the outstanding Class A common stock of DICE. Accordingly, on a cumulative basis as of March 31, 2006, we owned approximately 73 percent of DICE on an undiluted basis (excluding the warrant discussed above). As a result, we have included the assets, liabilities and results of operations of DICE in our Consolidated Financial Statements since January 27, 2005. The percent of DICE stock that we did not own was reflected as minority interest on our Consolidated Financial Statements from January 27, 2005 until the acquisition date of the remaining minority interest in October 2006. At the time, DICE's products were primarily sold through co-publishing agreements with us and our transactions with DICE were recorded on an arm's-length basis.

In October 2006, the remaining minority interest in DICE was acquired for a total of $27 million in cash, including transaction costs. In connection with the acquisition of the remaining minority interest of DICE, the warrant was reclassified to goodwill for this wholly owned subsidiary.

Except for acquired in-process technology, which is discussed below, acquired finite-lived intangible assets are being amortized on a straight-line basis over their estimated lives ranging from one to four years. The intangible assets that make up that amount include:

	Gross Carrying Amount (in millions)	**Weighted-Average Useful Life (in years)**
Developed and Core Technology	$3	2
Trade Name	2	4
Total Finite-Lived Intangibles	$5	3

None of the goodwill recognized upon acquisition is deductible for tax purposes.

The acquired in-process technology was expensed in our Consolidated Statements of Operations upon consummation of the acquisition, and in each period we increased our ownership percentage.

Mythic Entertainment, Inc.

On July 24, 2006, we acquired all outstanding shares of Mythic Entertainment, Inc. for an aggregate purchase price of $76 million in cash, including transaction costs. Based in Fairfax, Virginia, Mythic is a developer and publisher of massively multiplayer online role-playing games. This acquisition positioned us for further growth in the massively multiplayer online role-playing games market. The results of operations of Mythic and the estimated fair market values of the acquired assets and assumed liabilities have been included in our Consolidated Financial Statements since the date of acquisition. The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of March 31, 2007, in connection with our acquisition of Mythic during the fiscal year ended March 31, 2007 (in millions):

Current assets	$ 15
Other long-term assets	2
Acquired in-process technology	2
Goodwill	62
Finite-lived intangibles	22
Liabilities	(27)
Total purchase price	$ 76

Except for acquired in-process technology, which is discussed below, acquired finite-lived intangible assets are being amortized on a straight-line basis over their estimated lives ranging from three to five years. The intangible assets that make up that amount as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Developed and Core Technology	$15	4
Trade Name	6	5
Subscribers and Other Intangibles	1	5
Total Finite-Lived Intangibles	$22	4

None of the goodwill recognized upon acquisition is deductible for tax purposes. We expensed $2 million of acquired in-process technology in our Consolidated Statements of Operations upon consummation of the acquisition.

(6) GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in millions):

	As of March 31, 2008	Goodwill Acquired	Impairment	Effects of Foreign Currency Translation	As of March 31, 2009
Label Segment	$ 662	$16	$ —	$(11)	$667
EA Mobile Segment	490	20	(368)	(2)	140
Total	$1,152	$36	$(368)	$(13)	$807

Under SFAS No. 142, purchased goodwill and indefinite-lived intangibles are not amortized. Rather, goodwill and indefinite-lived intangible asset are subject to at least an annual assessment for impairment by applying a fair-value-based test.

SFAS No. 142 requires a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair values of the reporting units are estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which uses discounted cash flows.

Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the third quarter of the fiscal year ended March 31, 2009. As a result, we completed the first step of the goodwill impairment testing in that quarter and determined that the fair value of our EA Mobile reporting unit fell below the carrying value of that reporting unit. As a result, we conducted the second step in accordance with SFAS No. 142 and determined that the EA Mobile reporting unit's goodwill was impaired. The fair value of the EA Mobile reporting unit was determined using the income approach. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our acquisition of JAMDAT Mobile Inc. in February 2006. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. During the fourth quarter of fiscal year 2009, we completed the first step of our annual goodwill impairment test and found no indicators of impairment. See Note 18 for information regarding our segment information.

Finite-lived intangible assets, net of accumulated amortization, as of March 31, 2009 and 2008, were $221 million and $265 million, respectively, and include costs for obtaining (1) developed and core technologies, (2) carrier contracts and related, (3) trade names, and (4) subscribers and other intangibles. Amortization of intangibles for fiscal years 2009, 2008 and 2007 was $72 million (of which $14 million was recognized in cost of goods sold), $60 million (of which $26 million was recognized in cost of goods sold) and $54 million (of which $27 million was recognized in cost of goods sold), respectively. Finite-lived intangible assets are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically from two to fifteen years. As of March 31, 2009 and 2008, the weighted-average remaining useful life for finite-lived intangible assets was approximately 6.0 years and 5.2 years, respectively.

Finite-lived intangibles consisted of the following (in millions):

	As of March 31, 2009			As of March 31, 2008		
	Gross Carrying Amount	**Accumulated Amortization**	**Other Intangibles, Net**	**Gross Carrying Amount**	**Accumulated Amortization**	**Other Intangibles, Net**
Developed and Core Technology	$249	$(128)	$121	$234	$ (95)	$139
Trade Name	86	(43)	43	86	(30)	56
Carrier Contracts and Related	85	(51)	34	85	(36)	49
Subscribers and Other Intangibles	51	(28)	23	38	(17)	21
Total	$471	$(250)	$221	$443	$(178)	$265

As of March 31, 2009, future amortization of finite-lived intangibles that will be recorded in cost of goods sold and operating expenses is estimated as follows (in millions):

Fiscal Year Ending March 31,	
2010	$ 56
2011	51
2012	36
2013	21
2014	14
Thereafter	43
Total	$221

(7) RESTRUCTURING CHARGES

Restructuring information was as follows (in millions):

	Fiscal 2009 Restructuring			Fiscal 2008 Reorganization			Other Restructurings			
	Workforce	Facilities-related	Other	Workforce	Facilities-related	Other	Workforce	Facilities-related	Other	Total
Balances as of March 31, 2006 . . .	$ —	$—	$—	$ —	$ —	$ —	$ 4	$15	$ 2	$ 21
Charges to operations	—	—	—	—	—	—	10	1	4	15
Charges settled in cash	—	—	—	—	—	—	(14)	(7)	(5)	(26)
Balances as of March 31, 2007 . . .	—	—	—	—	—	—	—	9	1	10
Charges to operations	—	—	—	12	58	27	6	—	—	103
Charges settled in cash	—	—	—	(11)	(3)	(22)	(6)	—	(1)	(43)
Charges settled in non-cash . . .	—	—	—	—	(55)	(1)	—	—	—	(56)
Balances as of March 31, 2008 . . .	—	—	—	1	—	4	—	9	—	14
Charges to operations	32	7	2	—	22	12	4	1	—	80
Charges settled in cash	(24)	(1)	—	(1)	—	(13)	(4)	(3)	—	(46)
Charges settled in non-cash . . .	—	(1)	(2)	—	(22)	—	—	—	—	(25)
Balances as of March 31, 2009 . . .	$ 8	$ 5	$—	$ —	$ —	$ 3	$ —	$ 7	$—	$ 23

Fiscal 2009 Restructuring

In fiscal year 2009, we announced details of a cost reduction plan as a result of our performance combined with the current economic environment. This plan includes a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

Since the inception of the fiscal 2009 restructuring plan through March 31, 2009, we have incurred charges of approximately $41 million, of which (1) $32 million were for employee-related expenses, (2) $7 million related to the closure of certain of our facilities, and (3) $2 million related to asset impairments. The restructuring accrual of $13 million as of March 31, 2009 related to our fiscal 2009 restructuring is expected to be settled by September 2016. This accrual is included in other accrued expenses presented in Note 9 of the Notes to Consolidated Financial Statements.

In fiscal year 2010, we anticipate incurring between $15 million and $20 million of restructuring charges related to the fiscal 2009 restructuring. Overall, including charges incurred through March 31, 2009, we expect to incur cash and non-cash charges between $55 million and $60 million by March 2010. These charges will consist primarily of employee-related costs (approximately $35 million), facility exit costs (approximately $25 million), as well as other costs including asset impairment costs (approximately $5 million).

Fiscal 2008 Reorganization

In June 2007, we announced a plan to reorganize our business into several new divisions including, at the time four new "Labels": EA SPORTS™, EA Games, EA Casual Entertainment and The Sims in order to streamline decision-making, improve global focus, and speed new ideas to market. In October 2007, our Board of Directors approved a plan of reorganization ("fiscal 2008 reorganization plan") in connection with the reorganization of our business into four new Labels. During fiscal year 2009, we consolidated and reorganized two of our Labels. As a result, we have three Labels, EA SPORTS, EA Games and EA Play, as well as a new organization, EA Interactive, which reports into our Publishing business. Each Label, as well as EA Interactive, operates with dedicated studio and product marketing teams focused on consumer-driven priorities.

Since the inception of the fiscal 2008 reorganization plan through March 31, 2009, we have incurred charges of approximately $131 million, of which (1) $12 million were for employee-related expenses, (2) $80 million related to the closure of our Chertsey, England and Chicago, Illinois facilities, which included asset impairment and lease termination costs, and (3) $39 million related to other costs including other contract terminations, as well as IT and consulting costs to assist in the reorganization of our business support functions. During fiscal year 2008, we completed the closure of our Chertsey facility and consolidated our Chertsey operations and employees into our Guildford, England facility. The restructuring accrual of $3 million as of March 2009 related to our fiscal 2008 reorganization is expected to be settled by March 2010. This accrual is included in other accrued expenses presented in Note 9 of the Notes to Consolidated Financial Statements. In addition, over the next six months, we expect to incur IT and consulting costs in connection with the reorganization of our business support functions.

During fiscal year 2008, we commenced marketing our facility in Chertsey, England for sale and reclassified the estimated fair value of the Chertsey facility from property and equipment, net, to other current assets as an asset held for sale on our Consolidated Balance Sheets. Our reorganization charges include $72 million to write our Chertsey facility down to its estimated fair value (less costs to sell the property), $22 million of which was recognized in the fiscal year ended March 31, 2009. Although we continue to market our facility in Chertsey, England for sale, for accounting purposes, based on current market conditions, we have reclassified the estimated fair value of the Chertsey facility from other current assets as an asset held for sale back to property and equipment, net, on our Consolidated Balance Sheets as of March 31, 2009 and have resumed recognizing the depreciation expense for the facility.

In fiscal year 2010, we anticipate incurring between $5 million and $10 million of restructuring charges related to the fiscal 2008 reorganization. Overall, including charges incurred through March 31, 2009, we expect to incur cash and non-cash charges between $135 million and $140 million by March 2010. These charges will consist primarily of employee-related costs (approximately $12 million), facility exit costs (approximately $80 million), as well as other reorganization costs including other contract terminations and IT and consulting costs to assist in the reorganization of our business support functions (approximately $45 million).

Other Restructurings

We also engaged in various other restructurings based on management decisions. From April 1, 2006 through March 31, 2009, $40 million in cash had been paid out under these restructuring plans.

(8) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of product.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Minimum royalty payment obligations are classified as current liabilities to the extent such royalty payments are contractually due within the next twelve months. As of March 31, 2009 and 2008, approximately $37 million and $10 million, respectively, of minimum guaranteed royalty obligations had been recognized and are included in the royalty-related assets and liabilities tables below.

Each quarter, we also evaluate the future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment based on the provisions of SFAS No. 144 (*i.e.*, on an undiscounted cash flow basis when impairment indicators exist). Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated consistent with the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. During fiscal years 2009 and 2008, we recognized loss charges of $43 million and loss and impairment charges of $4 million, respectively, related to our royalty agreements. We had no loss or impairment charges during fiscal year 2007. The loss charges in fiscal year 2009 primarily relate to an amendment of a licensor agreement in which we terminated certain rights we previously had to use the licensor's intellectual property.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2009	2008
Other current assets	$ 74	$ 54
Other assets	47	62
Royalty-related assets	$121	$116

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors and/or independent software developers, we recognize unpaid royalty amounts owed to these parties as either accounts payable or accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities, as well as other liabilities, consisted of (in millions):

	As of March 31,	
	2009	2008
Accrued and other current liabilities	$237	$200
Other liabilities	29	3
Royalty-related liabilities	$266	$203

In addition, as of March 31, 2009, we were committed to pay approximately $1,465 million to content licensors and co-publishing and/or distribution affiliates, but performance remained with the counterparty (*i.e.*, delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements. See Note 10 of the Notes to Consolidated Financial Statements.

(9) BALANCE SHEET DETAILS

Inventories

Inventories as of March 31, 2009 and 2008 consisted of (in millions):

	As of March 31,	
	2009	2008
Raw materials and work in process	$ 7	$ 4
In-transit inventory	9	43
Finished goods	201	121
Inventories	$ 217	$ 168

Property and Equipment, Net

Property and equipment, net, as of March 31, 2009 and 2008 consisted of (in millions):

	As of March 31,	
	2009	2008
Computer equipment and software	$ 663	$ 643
Buildings	143	151
Leasehold improvements	125	131
Office equipment, furniture and fixtures	63	77
Land	11	11
Warehouse equipment and other	14	11
Construction in progress	16	14
	1,035	1,038
Less accumulated depreciation	(681)	(642)
Property and equipment, net	$ 354	$ 396

In December 2007, we commenced marketing our facility in Chertsey, England for sale. Therefore, as of March 31, 2008, we reclassified the estimated fair value of the Chertsey facility from property and equipment, net, to other current assets as an asset held for sale on our Consolidated Balance Sheet. As of March 31, 2009, although we continue to market our facility in Chertsey, England for sale, for accounting purposes, based on current market conditions, we have reclassified the estimated fair value of the Chertsey facility from other current assets as an asset held for sale back to property and equipment, net, on our Consolidated Balance Sheets.

Depreciation expense associated with property and equipment amounted to $117 million, $126 million and $113 million for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2009 and 2008 consisted of (in millions):

	As of March 31,	
	2009	2008
Accrued royalties	$237	$200
Other accrued expenses	237	268
Accrued compensation and benefits	142	189
Deferred net revenue (other)	107	73
Accrued and other current liabilities	$723	$730

Deferred net revenue (other) includes the deferral of subscription revenue, deferrals related to our Switzerland distribution business, advertising revenue, licensing arrangements and other revenue for which revenue recognition criteria has not been met.

Deferred Net Revenue (Packaged Goods and Digital Content)

Deferred net revenue (packaged goods and digital content) was $261 million as of March 31, 2009 and $387 million as of March 31, 2008. Deferred net revenue (packaged goods and digital content) includes the deferral of (1) the total net revenue from bundle sales of certain online-enabled packaged goods and digital content for which either we do not have VSOE for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) revenue from certain packaged goods sales of massively-multiplayer online role-playing games, and (3) revenue from the sale of certain incremental content associated with our core subscription services that can only be played online, which are types of "micro-transactions." We recognize revenue from sales of online-enabled packaged goods and digital content for which we do not have VSOE for the online service that we provided in connection with the sale and the obligation we had to deliver incremental unspecified digital content in the future without an additional fee on a straight-line basis over an estimated six month period beginning in the month after shipment. However, we expense the cost of goods sold related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

(10) COMMITMENTS AND CONTINGENCIES

Lease Commitments and Residual Value Guarantees

We lease certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We are required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and will be required to pay any increases over the base year of these expenses on the remainder of our facilities.

In February 1995, we entered into a build-to-suit lease ("Phase One Lease") for our headquarters facilities in Redwood City, California ("Phase One Facilities"). The Phase One Facilities comprise a total of approximately 350,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase One Lease expires in January 2039, subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended its loan financing underlying the Phase One Lease with its lenders on several occasions. The financing currently extends through July 2009. On February 2, 2009, the Phase One Lease was amended to modify the Fixed Charge Coverage Ratio, the Quick Ratio and the Consolidated EBIDTA definitions used in the covenants. Had we not entered into this amendment, which covered the quarter ended December 31, 2008, as well as future quarters, we would have been unable to meet the Fixed Charge Coverage Ratio for such quarter. We were in compliance with each of the other financial covenants.

Upon the expiration of the lease financing arrangement, the terms of the Phase One Lease provide for our purchase of the Phase One Facilities for a purchase price of $132 million. However, at any time prior to the expiration of the financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

We account for the Phase One Lease arrangement as an operating lease in accordance with SFAS No. 13, *Accounting for Leases*, as amended. In the event that we were to purchase the Phase One Facilities, we would be required to classify the property on our Consolidated Balance Sheet. We would also be required to recognize the depreciation expense for the property, excluding the land.

In December 2000, we entered into a second build-to-suit lease ("Phase Two Lease") for a five and one-half year term beginning in December 2000 to expand our Redwood City, California, headquarters facilities and develop adjacent property ("Phase Two Facilities"). Construction of the Phase Two Facilities was completed in June 2002. The Phase Two Facilities comprise a total of approximately 310,000 square feet and provide space for sales, marketing, administration and research and development functions. The Phase Two Lease is subject to early termination in the event the underlying financing between the lessor and its lenders is not extended or if we chose to exercise our option to purchase the facility.

The lessor has extended the lease term and its loan financing underlying the Phase Two Lease with its lenders on several occasions. The lease term and loan financing currently extends through July 2009. On February 2, 2009, the Phase Two Lease was amended to modify the Fixed Charge Coverage Ratio, the Quick Ratio and the Consolidated EBIDTA definitions used in the covenants. Had we not entered into this amendment, which covered the quarter ended December 31, 2008, as well as future quarters, we would have been unable to meet the Fixed Charge Coverage Ratio for such quarter. We were in compliance with each of the other financial covenants.

Upon the expiration of the lease financing arrangement, the terms of the Phase Two Lease provide for our purchase of the Phase Two Facilities for a purchase price of $115 million. However, at any time prior to the expiration of the financing in July 2009, we may re-negotiate the lease and the related financing arrangement or negotiate an alternative financing arrangement.

We account for the Phase Two Lease arrangement as an operating lease in accordance with SFAS No. 13, as amended. In the event that we were to purchase the Phase Two Facilities, we would be required to classify the property on our Consolidated Balance Sheet. We would also be required to recognize the depreciation expense for the property, excluding the land.

The two lease agreements described above require us to maintain certain financial covenants. The following table sets forth the financial covenants, all of which we were in compliance with as of March 31, 2009.

Financial Covenants	Requirements for the Year Ended March 31, 2009		Actual as of March 31, 2009
Consolidated Net Worth (in millions)	equal to or greater than	$ 2,430	$ 3,134
Fixed Charge Coverage Ratio	equal to or greater than	0.60:1.00	0.82:1.00
Total Consolidated Debt to Capital	equal to or less than	60%	7.3%
Quick Ratio	equal to or greater than	3.00:1.00	9.2:1.00

In February 2006, we entered into an agreement with an independent third party to lease a facility in Guildford, Surrey, United Kingdom, which commenced in June 2006 and will expire in May 2016. The facility comprises a total of approximately 95,000 square feet, which we use for administrative, sales and development functions. Our rental obligation under this agreement is approximately $33 million over the initial ten-year term of the lease.

In June 2004, we entered into a lease agreement, amended in December 2005, with an independent third party for a studio facility in Orlando, Florida. The lease commenced in January 2005 and expires in June 2010 with one five-year option to extend the lease term. The campus facilities comprise a total of 140,000 square feet and provide space for research and development functions. Our rental obligation over the initial five-and-a-half year term of the lease is $15 million.

In July 2003, we entered into a lease agreement with an independent third party (the "Landlord") for a studio facility in Los Angeles, California, which commenced in October 2003 and expires in September 2013 with two five-year options to extend the lease term. Additionally, we have options to purchase the property after five and ten years based on the fair market value of the property at the date of sale, a right of first offer to purchase the property upon terms offered by the Landlord, and a right to share in the profits from a sale of the property. Existing campus facilities comprise a total of 243,000 square feet and provide space for research and development functions. Our rental obligation under this agreement is $50 million over the initial ten-year term of the lease. This commitment is offset by expected sublease income of $6 million for a sublease to an affiliate of the Landlord of 18,000 square feet of the Los Angeles facility, which commenced in October 2003 and expires in September 2013.

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, and FAPL (Football Association Premier League Limited) (professional soccer); NASCAR (stock car racing); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); New Line Productions and Saul Zaentz Company (The Lord of the Rings); Red Bear Inc. (John Madden); National Football League Properties and PLAYERS Inc. (professional football); Collegiate Licensing Company (collegiate football and basketball); Viacom Consumer Products (The Godfather); ESPN (content in EA SPORTS games); Twentieth Century Fox Licensing and Merchandising (The Simpsons), Hasbro, Inc. (a wide array of Hasbro intellectual properties), and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements, and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below. During the fiscal year 2009, we declined to exercise our option to invest in the Arena Football League.

The following table summarizes our minimum contractual obligations and commercial commitments as of March 31, 2009 (in millions):

	Contractual Obligations			Commercial Commitments	
Fiscal Year Ending March 31,	**Leases[a]**	**Developer/ Licensor Commitments[b]**	**Marketing**	**Letter of Credit, Bank and Other Guarantees**	**Total**
2010	$ 50	$ 270	$ 92	$ 3	$ 415
2011	39	263	54	—	356
2012	29	182	42	—	253
2013	21	152	42	—	215
2014	27	13	24	—	64
Thereafter	20	622	131	—	773
Total	$186	$1,502	$385	$ 3	$2,076

(a) Lease commitments include contractual rental commitments of $7 million under real estate leases for unutilized office space resulting from our restructuring activities. These amounts, net of estimated future sub-lease income, were expensed in the periods of the related restructuring and are included in our accrued and other current liabilities reported on our Consolidated Balance Sheet as of March 31, 2009.

(b) Developer/licensor commitments include $37 million of commitments to developers or licensors that have been recorded in current and long-term liabilities and a corresponding amount in current and long-term assets in our Consolidated Balance Sheet as of March 31, 2009 because payment is not contingent upon performance by the developer or licensor.

The amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be expensed in our Consolidated Financial Statements.

In addition to what is included in the table above, as discussed in Note 11 of the Notes to Consolidated Financial Statements, we have adopted the provisions of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.* As of March 31, 2009, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $324 million, of which approximately $56 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Total rent expense for all operating leases was $98 million, $94 million and $88 million, for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Legal Proceedings

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our consolidated financial position or results of operations.

(11) INCOME TAXES

The components of our income (loss) before provision for (benefit from) income taxes and minority interest for the fiscal years ended March 31, 2009, 2008 and 2007 are as follows (in millions):

	Year Ended March 31,		
	2009	2008	2007
Domestic	$(670)	$(353)	$ 31
Foreign	(185)	(154)	107
Income (loss) before provision for (benefit from) income taxes and minority interest	$(855)	$(507)	$138

Provision for (benefit from) income taxes for the fiscal years ended March 31, 2009, 2008 and 2007 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2009			
Federal	$(15)	$161	$146
State	(2)	76	74
Foreign	26	(13)	13
	$ 9	$224	$233
Year Ended March 31, 2008			
Federal	$(28)	$(43)	$(71)
State	(1)	(21)	(22)
Foreign	46	(6)	40
	$ 17	$(70)	$(53)
Year Ended March 31, 2007			
Federal	$ 98	$(31)	$ 67
State	4	(22)	(18)
Foreign	14	3	17
	$116	$(50)	$ 66

The differences between the statutory tax expense (benefit) rate and our effective tax expense (benefit) rate, expressed as a percentage of income (loss) before provision for (benefit from) income taxes and minority interest, for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Year Ended March 31,		
	2009	2008	2007
Statutory federal tax expense (benefit) rate	(35.0%)	(35.0%)	35.0%
State taxes, net of federal benefit	(2.1%)	(2.7%)	(0.7%)
Differences between statutory rate and foreign effective tax rate	2.6%	1.9%	(8.6%)
Valuation allowance	42.8%	—	0.7%
Research and development credits	(1.6%)	(1.5%)	(3.0%)
Non-deductible acquisition-related costs and tax expense from integration restructurings	—	9.5%	7.2%
Non-deductible goodwill impairment	13.6%	—	—
Non-deductible losses on strategic investments	2.6%	8.2%	—
Loss on facility impairment	0.6%	3.5%	—
Non-deductible stock-based compensation	3.7%	5.5%	15.5%
Other	—	0.3%	2.1%
Effective tax expense (benefit) rate	27.2%	(10.3%)	48.2%

Undistributed earnings of our foreign subsidiaries amounted to approximately $1.1 billion as of March 31, 2009. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The components of the deferred tax assets, net, as of March 31, 2009 and 2008 consisted of (in millions):

	As of March 31,	
	2009	2008
Deferred tax assets:		
Accruals, reserves and other expenses	$ 140	$ 187
Tax credit carryforwards	183	109
Stock-based compensation	69	50
Amortization	14	—
Net operating loss & capital loss carryforwards	129	78
Total	535	424
Valuation allowance	(384)	(22)
Deferred tax asset net of valuation allowance	151	402
Deferred tax liabilities:		
Depreciation	(20)	(41)
Amortization	—	(20)
State effect on federal taxes	(47)	(34)
Unrealized gain on marketable equity securities	(3)	(3)
Prepaids and other liabilities	(11)	(5)
Total	(81)	(103)
Deferred tax asset, net	$ 70	$ 299

The valuation allowance increased by $362 million in fiscal year 2009, primarily due to the increase in the valuation allowance on U.S. deferred tax assets.

As of March 31, 2009, we have federal net operating loss ("NOL") carry forwards of approximately $278 million of which approximately $150 million is attributable to various acquired companies. These acquired net operating loss carry forwards are subject to an annual limitation under Internal Revenue Code Section 382. The federal NOL, if not fully realized, will begin to expire 2026. Furthermore, we have state net loss carry forwards of approximately $338 million of which approximately $118 million is attributable to various acquired companies. The state NOL, if not fully realized, will begin to expire 2016. We also have U.S. federal, California and Canada tax credit carry forwards of $82 million, $80 million and $19 million, respectively. The U.S. federal tax credit carry forwards will begin to expire 2010. The California and Canada tax credit carry forwards can be carried forward indefinitely.

In February 2006, the FASB issued FIN No. 48 that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. We adopted FIN No. 48 on April 1, 2007, and recognized the cumulative effect of a change in accounting principle by recognizing a decrease in the liability for unrecognized tax benefits of $18 million, with a corresponding increase to beginning retained earnings. We also recognized an additional decrease in the liability for unrecognized tax benefits of $14 million with a corresponding increase in beginning paid-in capital related to the tax benefits of employee stock options. In our second quarter of fiscal year 2008, we increased the beginning retained earnings by approximately $1 million to reflect an immaterial revision to the cumulative effect of the adoption of FIN No. 48.

The total liability for gross unrecognized tax benefits included in our Consolidated Balance Sheet as of March 31, 2008 was $312 million. The liability for gross unrecognized tax benefits decreased by approximately $34 million during the current year to a total liability as of March 31, 2009 of $278 million. Of these amounts, $56 million of liabilities would be offset by prior cash deposits to tax authorities for issues pending resolution. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of April 1, 2007	$283
Increases in unrecognized tax benefits related to prior year tax positions	10
Decreases in unrecognized tax benefits related to prior year tax positions	(9)
Increases in unrecognized tax benefits related to current year tax positions	23
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(2)
Changes in unrecognized tax benefits due to foreign currency translation	7
Balance as of March 31, 2008	$312
Increases in unrecognized tax benefits related to prior year tax positions	21
Decreases in unrecognized tax benefits related to prior year tax positions	(24)
Increases in unrecognized tax benefits related to current year tax positions	36
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(13)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(29)
Changes in unrecognized tax benefits due to foreign currency translation	(25)
Balance as of March 31, 2009	$278

A portion of our unrecognized tax benefits will affect our effective tax rate if they are recognized upon favorable resolution of the uncertain tax positions. As of March 31, 2009, approximately $166 million of the unrecognized tax benefits would affect our effective tax rate and approximately $64 million would result in adjustments to deferred tax assets with corresponding adjustments to the valuation allowance. As of March 31, 2008, approximately $257 million of the unrecognized tax benefits would affect our effective tax rate.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $56 million as of March 31, 2009, as compared to $55 million as of March 31, 2008. Approximately $4 million of accrued interest expense related to estimated obligations for unrecognized tax benefits was recognized during fiscal 2009. Accrued penalties decreased by approximately $3 million during fiscal 2009.

Prior to April 1, 2007, we presented our estimated liability for unrecognized tax benefits as a current liability. Beginning on April 1, 2007, however, FIN No. 48 requires us to classify liabilities for unrecognized tax benefits based on whether we expect payment will be made within the next 12 months. Amounts expected to be paid within the next 12 months are classified as a current liability and all other amounts are classified as a non-current liability. In addition, prior to April 1, 2007 we presented our estimated state, local and interest liabilities net of the estimated benefit we expect to receive from deducting such payments on future tax returns (*i.e.*, on a "net" basis). Beginning on April 1, 2007, FIN No. 48 requires this estimated benefit to be classified as a deferred tax asset instead of a reduction of the overall liability (*i.e.*, on a "gross" basis).

We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, France, Germany, Switzerland and the United Kingdom. The Internal Revenue Service ("IRS") has completed its examination of our federal income tax returns through fiscal year 2005. As of March 31, 2009, the IRS had proposed, and we had agreed to, certain adjustments to our tax returns. The effects of these adjustments have been considered in estimating our future obligations for unrecognized tax benefits and are not expected to have a material impact on our financial position or results of operations. As of March 31, 2009, we had not agreed to certain other proposed adjustments for fiscal years 1997 through 2005, and those issues were pending resolution by the Appeals section of the IRS. Furthermore, the IRS has commenced an examination of our fiscal year 2006, 2007 and 2008 tax returns. We are also under income tax examination in Canada for fiscal years 2004 and 2005. We remain subject to income tax examination in Canada for fiscal years 2000 and after 2001, in France for fiscal years after 2005, in Germany for fiscal years after 2003, in the United Kingdom for fiscal years after 2007, and in Switzerland for fiscal years after 2006.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $70 million of unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect the Company's income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

On May 6, 2009, we received notification from the tax authorities in the United Kingdom that they had completed their examination of the fiscal 2005 tax return. As a result, in our fiscal quarter ended June 30, 2009, we will record a tax benefit of approximately $33 million, which includes the recognition of approximately $21 million in previously unrecognized tax benefits, as well as a reduction in our accrual for related interest and penalties.

(12) PREFERRED STOCK

As of March 31, 2009 and 2008, we had 10,000,000 shares of preferred stock authorized but unissued. The rights, preferences, and restrictions of the preferred stock may be designated by our Board of Directors without further action by our stockholders.

(13) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Adoption of SFAS No. 123(R)

We adopted SFAS No. 123(R), as of April 1, 2006 and have applied the provisions of SAB No. 107, *Share-Based Payment*, to our adoption of SFAS No. 123(R). We are required to estimate the fair value of share-based payment awards on the date of grant. Upon adoption of SFAS No. 123(R), we elected to use the modified prospective transition method of adoption which requires that compensation expense be recognized in the financial statements for all awards granted after the date of adoption, as well as for existing awards for which the requisite service has not been rendered as of the date of adoption. Accordingly, prior periods were not restated for the effect of SFAS No. 123(R).

Prior to April 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 and adopted the disclosure-only provisions of SFAS No. 123, as amended.

Valuation and Expense Recognition. We recognize compensation costs for stock-based payment transactions to employees based on their grant-date fair value over the service period for which such awards are expected to vest. The fair value of restricted stock units is determined based on the quoted price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP") is determined using the Black-Scholes valuation model. The determination of fair value is affected by our stock price as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. We estimated the following key assumptions for the Black-Scholes valuation calculation:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.

- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

The assumptions used in the Black-Scholes valuation model to value our option grants and ESPP were as follows:

	Stock Option Grants		ESPP	
	Year Ended March 31,		Year Ended March 31,	
	2009	2008	2009	2008
Risk-free interest rate	1.0 - 3.8%	1.8 - 5.1%	0.5 - 2.1%	1.7 - 4.2%
Expected volatility	32 - 53%	31 - 37%	35 - 75%	32 - 35%
Weighted-average volatility	42%	33%	66%	34%
Expected term	4.3 years	4.4 years	6-12 months	6-12 months
Expected dividends	None	None	None	None

Prior to our adoption of SFAS No. 123(R), we valued our stock options based on the multiple-award valuation method and recognized the expense using the accelerated approach over the requisite service period. In conjunction with our adoption of SFAS No. 123(R), we changed our method of recognizing our stock-based compensation expense for post-adoption grants to the straight-line approach over the requisite service period; however, we continue to value our stock options based on the multiple-award valuation method.

Employee stock-based compensation expense recognized during the fiscal years ended March 31, 2009, 2008 and 2007 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In subsequent periods, if actual forfeitures differ from those estimates, an adjustment to stock-based compensation expense will be recognized at that time.

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock, restricted stock units and our employee stock purchase plan included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2009	2008	2007
Cost of goods sold	$ 2	$ 2	$ 2
Marketing and sales	20	19	17
General and administrative	47	38	37
Research and development	134	91	77
Stock-based compensation expense	203	150	133
Benefit from income taxes	—	(27)	(26)
Stock-based compensation expense, net of tax	$203	$123	$107

As of March 31, 2009, our total unrecognized compensation cost related to stock options was $161 million and is expected to be recognized over a weighted-average service period of 2.4 years. As of March 31, 2009, our total unrecognized compensation cost related to restricted stock and restricted stock units was $282 million and is expected to be recognized over a weighted-average service period of 2.5 years.

APIC Pool. We elected to adopt the alternative transition method provided in FSP FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*, for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R), which allows for a practical exception in calculating the additional paid-in capital pool ("APIC pool") of excess tax benefits upon adoption that is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). For employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R), the alternative transition method provides a simplified method to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation. It also provides a simplified method to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows for the tax effects of employee stock-based compensation awards.

Cash Flow Impact. Prior to our adoption of SFAS No. 123(R), cash retained as a result of tax deductions relating to stock-based compensation was presented in operating cash flows along with other tax cash flows. SFAS No. 123(R) requires a classification change in the statement of cash flows. As a result, tax benefits relating to excess stock-based compensation deductions, which had been included in operating cash flow activities, are now presented as financing cash flow activities (total cash flows remain unchanged). For the fiscal year ended March 31, 2009, we recognized $2 million of tax benefit from the exercise of stock options for which we did not have any deferred tax asset write-offs; of this amount, $2 million of excess tax benefit related to stock-based compensation was reported in financing activities. For the fiscal year ended March 31, 2008, we recognized $45 million of tax benefit from the exercise of stock options, net of $6 million of deferred tax asset write-offs; of this amount, $51 million of excess tax benefit related to stock-based compensation was reported in financing activities. For the fiscal year ended March 31, 2007, we recognized $34 million of tax benefit from the exercise of stock options, net of $2 million of deferred tax asset write-offs; of this amount, $36 million of excess tax benefit related to stock-based compensation was reported in financing activities.

Summary of Plans and Plan Activity

Equity Incentive Plans

Our 2000 Equity Incentive Plan (the "Equity Plan") allows us to grant options to purchase our common stock, restricted stock, restricted stock units and stock appreciation rights to our employees, officers and directors. Pursuant to the Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers and directors, at not less than 100 percent of the fair market value on the date of grant.

We also have options outstanding that were granted under (1) the JAMDAT Mobile Inc. Amended and Restated 2000 Stock Incentive Plan and the JAMDAT Mobile Inc. 2004 Equity Incentive Plan (collectively, the "JAMDAT Plans"), which we assumed in connection with our acquisition of JAMDAT, and (2) options and restricted stock units outstanding under the VG Holding Corp. 2005 Stock Incentive Plan (the "VGH 2005 Plan"), which we assumed in connection with our acquisition of VGH.

In connection with our acquisition of VGH, we also established the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"), which allowed us to grant restricted stock units to service providers, who were employees of VGH or a subsidiary of VGH immediately prior to the consummation of the acquisition and who became employees of EA following the acquisition. The restricted stock units granted under the VGH Inducement Plan vest pursuant to either (1) time-based vesting schedules over a period of up to four years, or (2) the achievement of pre-determined performance-based milestones, and in all cases are subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason." We do not intend to grant any further awards under the VGH Inducement Plan.

In addition, in connection with our acquisition of VGH, in exchange for outstanding stock options and restricted stock, we granted service-based non-interest bearing notes payable solely in shares of our common stock to certain employees of VGH, who became employees of EA following the acquisition. These notes payable vest over a period of four years, subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason."

Options granted under the Equity Plan generally expire ten years from the date of grant and are generally exercisable as to 24 percent of the shares after 12 months, and then ratably over the following 38 months. The material terms of options granted under the JAMDAT and VGH 2005 Plans are similar to our Equity Incentive Plan.

The following table summarizes our stock option activity for the fiscal year ended March 31, 2009:

	Options (in thousands)	Weighted-Average Exercise Price
Outstanding as of March 31, 2008	36,077	$43.32
Granted	6,291	29.76
Exercised	(2,598)	22.38
Forfeited, cancelled or expired	(5,410)	45.76
Outstanding as of March 31, 2009	34,360	42.04

Additional stock option-related information as of March 31, 2009:

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Vested and expected to vest	31,246	$42.07	5.7	$9
Exercisable	22,003	$43.06	4.5	$2

As of March 31, 2009, the weighted-average contractual term for our stock options outstanding was 6.0 years and the aggregate intrinsic value of our stock options outstanding was $11 million.

A total of 11 million shares were available for grant under our Equity Plan as of March 31, 2009.

The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. We issue new common stock from our authorized shares upon the exercise of stock options.

The weighted-average grant-date fair value of stock options granted during fiscal years 2009, 2008 and 2007 was $10.28, $16.85 and $17.75, respectively. The total intrinsic value of options exercised during fiscal years 2009, 2008 and 2007 was $46 million, $144 million and $120 million, respectively. The total estimated fair value (determined as of the grant date) of options vested during fiscal years 2009, 2008 and 2007 was $83 million, $82 million and $105 million, respectively.

The following table summarizes outstanding and exercisable options as of March 31, 2009:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Term (in years)	Weighted-Average Exercise Price	Potential Dilution	Number of Shares (in thousands)	Weighted-Average Exercise Price	Potential Dilution
$0.65-$29.99	9,168	5.04	$21.35	2.8%	5,418	$24.25	1.7%
30.00-39.99	3,005	3.35	31.91	0.9%	2,995	31.90	0.9%
40.00-49.99	10,128	6.98	47.84	3.1%	5,062	47.60	1.6%
50.00-59.99	9,919	6.64	53.50	3.1%	6,480	53.63	2.0%
60.00-65.93	2,140	5.37	64.35	0.7%	2,048	64.48	0.6%
$0.65-$65.93	34,360	5.95	42.04	10.6%	22,003	43.06	6.8%

Potential dilution is computed by dividing the options in the related range of exercise prices by 323 million shares of common stock, which were issued and outstanding as of March 31, 2009.

At our Annual Meeting of Stockholders, held on July 31, 2008, our stockholders approved amendments to the Equity Plan to (a) increase the number of shares authorized for issuance under the Equity Plan by 2,185,000 shares, (b) replace the specific limitation on the number of shares that may be granted as restricted stock or restricted stock unit awards with an alternate method of calculating the number of shares remaining available for issuance under the Equity Plan, (c) add additional performance measurements for use in granting performance-based equity under the Equity Plan, and (d) extend the term of the Equity Plan for an additional ten years.

Restricted Stock Units and Restricted Stock

We grant restricted stock units and restricted stock (collectively referred to as "restricted stock rights") under our Equity Plan to employees worldwide (except in certain countries where doing so is not feasible due to local legal requirements). Restricted stock units entitle holders to receive shares of common stock at the end of a specified period of time. Upon vesting, the equivalent number of common shares are typically issued net of required tax withholdings, if any. Restricted stock is issued and outstanding upon grant; however, restricted stock award holders are restricted from selling the shares until they vest. Upon vesting, we will typically withhold shares to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based on the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Generally, our restricted stock rights vest according to one of the following vesting schedules:

- 100 percent after one year;
- Three-year vesting with 25 percent cliff vesting at the end of each of the first and second years, and 50 percent cliff vesting at the end of the third year;
- Four-year vesting with 25 percent cliff vesting at the end of each year; or
- 26 month vesting with 50 percent cliff vesting at the end of 13 months and 50 percent cliff vesting at the end of 26 months.

Each share of restricted stock or restricted stock unit grant reduces the number of shares available for grant by 1.82 shares under our Equity Plan. The following table summarizes our restricted stock rights activity, excluding performance-based restricted stock unit grants discussed below, for the fiscal year ended March 31, 2009:

	Restricted Stock Rights (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2008	6,344	$52.22
Granted	3,780	32.42
Vested	(1,732)	51.84
Forfeited or cancelled	(833)	48.98
Balance as of March 31, 2009	7,559	42.76

The weighted-average grant date fair value of restricted stock rights is based on the quoted market value of our common stock on the date of grant. The weighted-average grant date fair value of restricted stock rights granted during fiscal years 2009, 2008 and 2007 was $32.42, $52.06 and $52.31, respectively. The total grant date fair value of restricted stock rights that vested during fiscal years 2009, 2008 and 2007 was $90 million, $31 million and $10 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest contingent upon the achievement of pre-determined performance-based milestones. If these performance-based milestones are not met, the restricted stock units will not vest, in which case, any compensation expense we have recognized to date will be reversed.

The following table summarizes our performance-based restricted stock unit activity for the fiscal year ended March 31, 2009:

	Performance-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2008	691	$54.51
Granted	2,614	46.05
Vested	(54)	54.51
Forfeited or cancelled	(243)	49.18
Balance as of March 31, 2009	3,008	47.59

The weighted-average grant date fair value of performance-based restricted stock units is based on the quoted market value of our common stock on the date of grant. The weighted-average fair value of performance-based restricted stock units granted during fiscal years 2009 and 2008 was $46.05 and $54.51, respectively. The total grant date fair value of performance-based restricted stock units that vested during fiscal year 2009 was $3 million. No performance-based restricted stock units were granted prior to fiscal year 2008 and no such units vested prior to fiscal year 2009.

Employee Stock Purchase Plan

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 and 10 percent of their compensation to purchase shares at 85 percent of the lower of the fair market value of the common stock on the date of commencement of the offering or on the last day of each six-month purchase period.

At our Annual Meeting of Stockholders, held on July 31, 2008, our stockholders approved amendments to the ESPP to (a) increase the number of shares authorized under the ESPP by 1.5 million shares and (b) removed the ten-year term from the ESPP. As of March 31, 2009, we had 4 million shares of common stock reserved for future issuance under the ESPP.

During fiscal year 2009, we issued approximately 1.3 million shares under the ESPP with exercise prices for purchase rights ranging from $13.71 to $40.20. During fiscal years 2009, 2008 and 2007 the estimated weighted-average fair value of purchase rights was $13.04, $14.57 and $16.51, respectively.

We issue new common stock out of the ESPP's pool of authorized shares. The fair value above was estimated on the date of grant using the Black-Scholes option-pricing model assumptions described in this note under the headings "Adoption of SFAS No. 123(R)."

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated Employees and Directors, which is unfunded and intended to be a plan that is not qualified within the meaning section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or Director fees up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. In accordance with the provisions of EITF No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested*, the assets held by the trust are classified as trading securities and reflected at their fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other current assets and other liabilities in our Consolidated Balance Sheets, respectively, with changes in the fair market value recognized in interest and other income, net, on our Consolidated Statements of Operations. Changes in the deferred compensation liability are recognized as compensation expense. These assets were valued at $9 million and $17 million as of March 31, 2009 and 2008, respectively.

401(k) Plan and Registered Retirement Savings Plan

We have a 401(k) plan covering substantially all of our U.S. employees, and a Registered Retirement Savings Plan covering substantially all of our Canadian employees. These plans permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $7 million, $13 million and $3 million to these plans in fiscal years 2009, 2008 and 2007, respectively.

(14) COMPREHENSIVE INCOME

We are required to classify items of other comprehensive income (loss) by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. Accumulated other comprehensive income primarily includes foreign currency translation adjustments, and the net-of-tax amounts for unrealized gains (losses) on investments and unrealized gains (losses) on derivative instruments designated as cash flow hedges. Foreign currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The change in the components of accumulated other comprehensive income is summarized as follows (in millions):

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Investments, net	Unrealized Gains (Losses) on Derivative Instruments, net	Accumulated Other Comprehensive Income
Balances as of March 31, 2006	$ 20	$ 63	$—	$ 83
Other comprehensive income	23	188	—	211
Balances as of March 31, 2007	43	251	—	294
Other comprehensive income (loss)	42	251	(3)	290
Balances as of March 31, 2008	85	502	(3)	584
Other comprehensive income (loss)	(88)	(311)	4	(395)
Balances as of March 31, 2009	$ (3)	$ 191	$ 1	$ 189

The change in unrealized gains (losses) on investments and derivative instruments are shown net of taxes of $3 million in fiscal year 2008 and less than $1 million in fiscal years 2009 and 2007.

During fiscal year 2007, we realized substantially all gains and losses outstanding from our derivative instruments. See Note 4 of the Notes to Consolidated Financial Statements.

(15) INTEREST AND OTHER INCOME, NET

Interest and other income, net, for the years ended March 31, 2009, 2008 and 2007 consisted of (in millions):

	Year Ended March 31,		
	2009	2008	2007
Interest income, net	$ 48	$102	$104
Net gain (loss) on foreign currency transactions	(49)	20	10
Net gain (loss) on foreign currency forward contracts	34	(31)	(13)
Other income (expense), net	1	7	(2)
Interest and other income, net	$ 34	$ 98	$ 99

(16) NET INCOME (LOSS) PER SHARE

The following table summarizes the computations of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed as net income divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock, restricted stock units, common stock through our employee stock purchase plan, warrants and other convertible securities using the treasury stock method.

(In millions, except per share amounts)	Year Ended March 31, 2009	2008	2007
Net income (loss)	$(1,088)	$ (454)	$ 76
Shares used to compute net income (loss) per share:			
Weighted-average common stock outstanding — basic	320	314	308
Dilutive potential common shares	—	—	9
Weighted-average common stock outstanding — diluted	320	314	317
Net income (loss) per share:			
Basic	$ (3.40)	$(1.45)	$0.25
Diluted	$ (3.40)	$(1.45)	$0.24

As a result of our net loss for the fiscal years ended March 31, 2009 and 2008, we have excluded certain stock awards from the diluted loss per share calculation as their inclusion would have had an antidilutive effect. Had we reported net income during these periods, an additional 4 million shares and 7 million shares of common stock would have been included in the number of shares used to calculate diluted earnings per share for the fiscal years ended March 31, 2009 and 2008, respectively.

Options to purchase 28 million, 18 million and 16 million shares of common stock were excluded from the above computation of diluted shares for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, as their inclusion would have had an antidilutive effect. For fiscal years 2009, 2008 and 2007, the weighted-average exercise price of these shares was $44.59, $53.89 and $55.84 per share, respectively.

(17) RELATED PERSON TRANSACTIONS

Prior to becoming Chief Executive Officer of Electronic Arts, John Riccitiello was a Founder and Managing Director of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P. Elevation Partners, L.P. was a significant stockholder of VGH.

On June 24, 2002, we hired our previous Executive Vice President, Chief Financial and Administrative Officer and agreed to loan him $4 million to be forgiven over four years based on his continuing employment. The loan did not bear interest. On June 24, 2004, pursuant to the terms of the loan agreement, we forgave $2 million of the loan and provided him approximately $1.6 million to offset the tax implications of the forgiveness. On June 24, 2006, pursuant to the terms of the loan agreement, we forgave the remaining outstanding loan balance of $2 million. No additional funds were provided to offset the tax implications of the forgiveness of the $2 million balance.

(18) SEGMENT INFORMATION

Our reporting segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Prior to the fourth quarter of fiscal year 2008, we managed our business primarily based on geographical performance. Accordingly, our combined global publishing organizations represented our reportable segment, namely Publishing, due to their similar economic characteristics, products and distribution methods. Publishing refers to the manufacturing, marketing, advertising and distribution of products developed or co-developed by us, or distribution of certain third-party publishers' products through our co-publishing and distribution program.

During the fourth quarter of fiscal year 2008, we updated our financial systems such that, in addition to providing geographic information, we provide our CODM financial information based upon management's new organizational structure (the "Label Structure").

Our business is currently organized around three operating labels, EA Games, EA SPORTS and EA Play, as well as a new organization, EA Interactive, which reports into our Publishing business. In addition, our CODM now regularly receives separate financial information for two distinct businesses within the EA Interactive organization: EA Mobile and Pogo. Accordingly, in assessing performance and allocating resources, our CODM reviews the results of our three Labels, as well as the two operating segments in EA Interactive: EA Mobile and Pogo. Due to their similar economic characteristics, products and distribution methods, EA Games, EA SPORTS, EA Play and Pogo's results are aggregated into one Reportable Segment (the "Label segment") as shown below. The remaining operating segment's results are not material for separate disclosure and are included in the reconciliation of Label segment profit to consolidated operating loss below. In addition to assessing performance and allocating resources based on our operating segments as described herein, to a lesser degree, our CODM also continues to review results based on geographic performance.

The following table summarizes the financial performance of the Label segment and a reconciliation of the Label segment's profit to our consolidated operating loss for the fiscal years ended March 31, 2009 and 2008 (in millions):

	Year Ended March 31,	
	2009	2008
Label segment:		
Net revenue	$ 3,746	$ 3,722
Depreciation and amortization	(67)	(68)
Other expenses	(3,284)	(2,928)
Label segment profit	395	726
Reconciliation to consolidated operating loss:		
Other:		
Change in deferred net revenue (packaged goods and digital content)	126	(355)
Other net revenue	340	298
Depreciation and amortization	(121)	(118)
Other expenses	(1,567)	(1,038)
Consolidated operating loss	$ (827)	$ (487)

Label segment profit differs from consolidated operating loss primarily due to the exclusion of (1) certain corporate and other functional costs that are not allocated to the Labels (2) the deferral of certain net revenue related to online-enabled packaged goods and digital content (see Note 9 of the Notes to Consolidated Financial Statements), and (3) the results of EA Mobile. Our CODM reviews assets on a consolidated basis and not on a segment basis.

When we updated our financial systems to provide our CODM financial information based upon the Label Structure, we did not recast our financial information for periods prior to fiscal year 2008. Accordingly, it is not practicable to provide comparable results, nor are we able to make a reliable estimate, of such information based on the Label Structure for the fiscal year ended March 31, 2007.

The following table summarizes the financial performance of our previous Publishing structure segments and a reconciliation of our Publishing segment's profit to our consolidated operating income for the fiscal year ended March 31, 2007 (in millions):

	Year Ended March 31, 2007
Publishing segment:	
Net revenue	$ 2,948
Depreciation and amortization	(22)
Other expenses	(1,685)
Publishing segment profit	1,241
Reconciliation to consolidated operating income:	
Other:	
Other net revenue	143
Depreciation and amortization	(145)
Other expenses	(1,200)
Consolidated operating income	$ 39

Publishing segment profit differs from consolidated operating income primarily due to the exclusion of substantially all of our research and development expense, as well as certain corporate functional costs that are not allocated to the publishing organizations.

Information about our total net revenue by platform for the fiscal years ended March 31, 2009, 2008 and 2007 is presented below (in millions):

	Year Ended March 31,		
	2009	2008	2007
Consoles			
Xbox 360	$1,005	$ 855	$ 499
PLAYSTATION 3	776	383	93
Wii	583	307	65
PlayStation 2	405	680	904
Xbox	1	20	160
Nintendo GameCube	—	6	61
Total Consoles	2,770	2,251	1,782
PC	712	702	679
Mobile Platforms			
Nintendo DS	222	235	106
Wireless	189	152	142
PSP	174	187	264
Game Boy Advance	—	8	40
Total Mobile	585	582	552
Licensing and Other	145	130	78
Total Net Revenue	$4,212	$3,665	$3,091

Information about our operations in North America, Europe and Asia as of and for the fiscal years ended March 31, 2009, 2008 and 2007 is presented below (in millions):

	North America	Europe	Asia	Total
Year ended March 31, 2009				
Net revenue from unaffiliated customers	$2,412	$1,589	$211	$4,212
Long-lived assets	1,171	169	42	1,382
Year ended March 31, 2008				
Net revenue from unaffiliated customers	$1,942	$1,541	$182	$3,665
Long-lived assets	1,630	173	10	1,813
Year ended March 31, 2007				
Net revenue from unaffiliated customers	$1,666	$1,261	$164	$3,091
Long-lived assets	1,150	267	11	1,428

Substantially all of our North America net revenue is generated in the United States.

Our direct sales to GameStop Corp. represented approximately 14 percent, 13 percent and 12 percent of total net revenue in fiscal years ended March 31, 2009, 2008, and 2007 respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 14 percent, 12 percent and 13 percent of total net revenue in fiscal years ended March 31, 2009, 2008 and 2007, respectively.

(19) STAFF ACCOUNTING BULLETIN No. 108

In September 2006, the SEC issued SAB No. 108, *Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. We adopted SAB No. 108 in fiscal year 2007.

In accordance with SAB No. 108, we considered both the "rollover" approach, which quantifies misstatements originating in the current year income statement and the "iron curtain" approach, which quantifies misstatements based on the effects of correcting the misstatements existing in the balance sheet at the end of the reporting period. Prior to our application of the guidance in SAB No. 108, we used the rollover approach. We elected to recognize the cumulative effect of adoption as adjustments to assets and liabilities as of the beginning of fiscal year 2007 and the offsetting adjustment to the opening balance of retained earnings for fiscal year 2007.

Property and Equipment Capitalization Adjustment

We adjusted the beginning retained earnings balance for fiscal year 2007 related to the correction of our historical accounting treatment of certain property and equipment purchases. We capitalize property and equipment purchases when certain quantitative thresholds are met; otherwise, they are expensed when purchased. Our internal review of our capitalization thresholds suggested that certain property and equipment should have been capitalized and not expensed. We believe the impact of the property and equipment capitalization errors were not material to prior years' income statements under the rollover approach. However, under the iron curtain method, the cumulative property and equipment capitalization errors were material to our fiscal year 2007 Consolidated Financial Statements and, therefore, we recognized the following cumulative adjustment to our fiscal year 2007 opening Consolidated Balance Sheets (in millions):

Increase in property and equipment, net	$13
Increase in deferred income tax liabilities	3
Increase in retained earnings	10

The impact on retained earnings is comprised of the following amounts (in millions):

	Fiscal 2007 Beginning Balance Adjustment	Year Ended March 31,		
		2006	2005	2004
Increase in operating income	$13	$—	$10	$ 3
Tax effect	(3)	—	(2)	(1)
Increase in net income	$10	$—	$ 8	$ 2

Business Tax Expense Adjustment

We adjusted the beginning retained earnings balance for fiscal year 2007 related to the correction of our historical accounting of certain business tax expenses. Our internal review indicated that we had inadvertently not accrued for approximately $7 million in probable business tax obligations related to prior years. We believe the impact of these adjustments were not material to prior years' Consolidated Statements of Operations under the rollover approach. However, under the iron curtain method, the cumulative business tax expense adjustments were material to our fiscal year 2007 Consolidated Financial Statements and, therefore, we recognized the following cumulative adjustment to our fiscal year 2007 opening Consolidated Balance Sheets (in millions):

Increase in accrued and other liabilities	$ 7
Decrease in deferred income tax liabilities	(3)
Decrease in retained earnings	(4)

The impact on retained earnings is comprised of the following amounts (in millions):

	Fiscal 2007 Beginning Balance Adjustment	Year Ended March 31,			
		2006	2005	2004	2003
Decrease in operating income	$(7)	$(3)	$(2)	$ (1)	$ (1)
Tax effect	3	1	1	1	—
Decrease in net income	$(4)	$(2)	$(1)	$—	$ (1)

(20) QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

(In millions, except per share data)	Quarter Ended June 30	Quarter Ended Sept. 30	Quarter Ended Dec. 31	Quarter Ended March 31	Year Ended
Fiscal 2009 Consolidated					
Net revenue	$ 804	$ 894	$1,654	$ 860	$ 4,212
Gross profit	508	337	729	511	2,085
Operating loss	(97)	(364)	(304)	(62)	(827)
Net loss	(95)[a]	(310)[b]	(641)[c]	(42)[d]	(1,088)
Common Stock					
Net loss per share — Basic and Diluted	$ (0.30)	$ (0.97)	$ (2.00)	$ (0.13)	$ (3.40)
Common stock price per share					
High	$54.81	$50.17	$39.56	$20.60	$ 54.81
Low	$43.46	$38.36	$15.01	$14.24	$ 14.24
Fiscal 2008 Consolidated					
Net revenue	$ 395	$ 640	$1,503	$1,127	$ 3,665
Gross profit	229	245	721	665	1,860
Operating income (loss)	(183)	(274)	7	(37)	(487)
Net loss	(132)[e]	(195)[f]	(33)[g]	(94)[h]	(454)
Common Stock					
Net loss per share — Basic and Diluted	$ (0.42)	$ (0.62)	$ (0.10)	$ (0.30)	$ (1.45)
Common stock price per share					
High	$54.67	$57.08	$61.62	$58.88	$ 61.62
Low	$46.27	$47.54	$53.28	$43.62	$ 43.62

(a) Net loss includes restructuring charges of $20 million, losses on strategic investments of $6 million, and acquired in-process technology of $2 million, all of which are pre-tax amounts.

(b) Net loss includes losses on strategic investments of $34 million, $21 million of certain abandoned acquisition-related costs, and restructuring charges of $3 million, all of which are pre-tax amounts.

(c) Net loss includes a $368 million goodwill impairment charge, losses on strategic investments of $27 million, restructuring charges of $18 million, and acquired in-process technology of $1 million, all of which are pre-tax amounts.

(d) Net loss includes restructuring charges of $39 million, a $38 million loss on licensed intellectual property commitment (COGS), and a $5 million gain on strategic investments, all of which are pre-tax amounts.

(e) Net loss includes restructuring charges of $2 million, pre-tax.

(f) Net loss includes restructuring charges of $5 million, pre-tax.

(g) Net loss includes restructuring charge of $78 million and losses on strategic investments of $12 million, both of which are pre-tax amounts.

(h) Net loss includes acquired in-process technology of $138 million, losses on strategic investments of $106 million and restructuring charges of $18 million, all of which are pre-tax.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ERTS." The prices for the common stock in the table above represent the high and low sales prices as reported on the NASDAQ Global Select Market.

(21) PROPOSED ACQUISITION OF TAKE-TWO INTERACTIVE SOFTWARE, INC. AND RELATED LINE OF CREDIT

On March 13, 2008, we commenced an unsolicited $26.00 per share cash tender offer for all of the outstanding shares of Take-Two Interactive Software, Inc., a Delaware corporation ("Take-Two"), for a total purchase price of approximately $2.1 billion. On April 18, 2008, we adjusted the purchase price in the cash tender offer to $25.74 per share following the approval by Take-Two stockholders of amendments to Take-Two's Incentive Stock Plan, which would permit the issuance of additional shares of restricted stock to ZelnickMedia Corporation pursuant to its management agreement with Take-Two. The total aggregate purchase price for Take-Two did not change as a result of the adjustment to the per share purchase price in the tender offer. On May 9, 2008, we received a commitment from certain financial institutions to provide us with up to $1.0 billion of senior unsecured term loan financing at any time until January 9, 2009, to be used to provide a portion of the funds for the offer and/or merger. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. On September 26, 2008, pursuant to the terms of the funding, we received a notice from the financial institutions that had committed to provide us with the funding that, in light of our decision not to make a proposal to acquire Take-Two, their commitment to provide the funding had terminated. As a result of the terminated discussions, we recognized $21 million in related costs consisting of legal, banking and other consulting fees during the fiscal year ended March 31, 2009. These costs are included in our Consolidated Statements of Operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of March 28, 2009 and March 29, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 28, 2009. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 28, 2009 and March 29, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 28, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in notes 11 and 19 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,* effective April 1, 2007 and the Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,* effective April 2, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Electronic Arts Inc.'s internal control over financial reporting as of March 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2009 expressed an unqualified opinion on the effectiveness of Electronic Arts Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 21, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited Electronic Arts Inc.'s internal control over financial reporting as of March 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Electronic Arts Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Electronic Arts Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Electronic Arts Inc. maintained, in all material respects, effective internal control over financial reporting as of March 28, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 28, 2009 and March 29, 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 28, 2009, and our report dated May 21, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 21, 2009

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A: ***Controls and Procedures***

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control-Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on page 114.

Changes in Internal Controls

During fiscal year 2009, there were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our disclosure controls and procedures.

Item 9B: *Other Information*

None.

PART III

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 is incorporated herein by reference to the information to be included in our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders (the "Proxy Statement") other than the information regarding executive officers, which is included in Item 1 of this report. The information regarding Section 16 compliance is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 11: *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information to be included in the Proxy Statement, other than the "Compensation Committee Report on Executive Compensation," which shall not be deemed to be incorporated by reference herein.

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 14: *Principal Accounting Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information to be included in the Proxy Statement.

PART IV

Item 15: *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 63 of this report.

2. Financial Statement Schedule: See Schedule II on Page 124 of this report.

3. Exhibits: The following exhibits (other than exhibits 32.1 and 32.2, which are furnished with this report) are filed as part of, or incorporated by reference into, this report:

Number	Exhibit Title
3.01	Amended and Restated Certificate of Incorporation of Electronic Arts Inc.(1)
3.02	Amended and Restated Bylaws.(2)
4.01	Specimen Certificate of Registrant's Common Stock.
10.01	Registrant's Directors Stock Option Plan and related documents.(*)(3)
10.02	Registrant's 1991 Stock Option Plan and related documents as amended.(*)(4)
10.03	Registrant's 1998 Directors' Stock Option Plan and related documents, as amended.(*)(4)
10.04	Registrant's 2000 Equity Incentive Plan, as amended, and related documents.(*)(5)

Number	Exhibit Title
10.05	Registrant's 2000 Employee Stock Purchase Plan, as amended, and related documents.(*)(5)
10.06	Form of Indemnity Agreement with Directors.(*)(6)
10.07	First Amendment of Lease by and between Louisville Commerce Realty Corporation and Electronic Arts Inc., dated February 23, 2004.(6)
10.08	Electronic Arts Deferred Compensation Plan, as amended and restated.(*)(7)
10.09	Electronic Arts Executive Long-Term Disability Plan.(*)(8)
10.10	Amended and Restated Guaranty from Electronic Arts Inc. to Flatirons Funding, LP dated March 7, 1997.(9)
10.11	Amended and Restated Agreement for Lease between Flatirons Funding, LP and Electronic Arts Redwood Inc. dated March 7, 1997.(9)
10.12	Amendment No. 1 to Lease Agreement between Electronic Arts Redwood Inc. and Flatirons Funding, LP dated March 7, 1997.(9)
10.13	Lease Agreement by and between Registrant and Louisville Commerce Realty Corporation, dated April 1, 1999.(10)
10.14	Option agreement, agreement of purchase and sale, and escrow instructions for Zones 2 and 4, Electronic Arts Business Park, Redwood Shores California, dated April 5, 1999.(10)
10.15	Licensed Publisher Agreement by and between EA and Sony Computer Entertainment America Inc. dated as of April 1, 2000.(**)(11)
10.16	Master Lease and Deed of Trust by and between Registrant and Selco Service Corporation, dated December 6, 2000.(12)
10.17	Guaranty, dated as of December 6, 2000, by Electronic Arts Inc. in favor of Selco Service Corporation, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., various Liquidity Banks, and Keybank National Association.(13)
10.18	Guaranty, dated as of July 16, 2001, by Electronic Arts Inc. in favor of Flatirons Funding, Limited Partnership, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., various Liquidity Banks and Tranche B Banks, and KeyBank National Association.(13)
10.19	First Amendment to Participation Agreement, dated as of May 13, 2002, by and among Electronic Arts Redwood, Inc., Electronic Arts Inc., Flatirons Funding, Limited Partnership, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., various Liquidity Banks, KeyBank National Association, and The Bank of Nova Scotia.(13)
10.20	Omnibus Amendment Agreement (2001 transaction), dated as of September 15, 2004, Electronic Arts Redwood, LLC, Electronic Arts, Inc., Selco Service Corporation, Victory Receivables Corporation, The Bank Of Tokyo-Mitsubishi, Ltd., various Liquidity Banks, and KeyBank National Association.(13)
10.21	Omnibus Amendment Agreement (2000 transaction), dated as of September 15, 2004, by and among Electronic Arts Redwood, LLC, Electronic Arts, Inc., Selco Service Corporation, Victory Receivables Corporation, The Bank Of Tokyo-Mitsubishi, Ltd., various Liquidity Banks, and KeyBank National Association.(13)
10.22	Omnibus Amendment (2000 transaction), dated as of July 11, 2005, among Electronic Arts Redwood, LLC, Electronic Arts, Inc., Selco Service Corporation, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, various Liquidity Banks, Deutsche Bank Trust Company Americas, and KeyBank National Association.(13)
10.23	Omnibus Amendment (2001 transaction), dated as of July 11, 2005, among Electronic Arts Redwood, LLC, Electronic Arts, Inc., Selco Service Corporation, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, various Liquidity Banks, Deutsche Bank Trust Company Americas, The Bank of Nova Scotia, and KeyBank National Association.(13)

Number	Exhibit Title
10.24	Participation Agreement among Electronic Arts Redwood, Inc., Electronic Arts, Inc., Selco Service Corporation, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., various Liquidity Banks and Keybank National Association, dated December 6, 2000.(14)
10.25	Amendment No. 1 to Amended and Restated Credit Agreement by and among Flatirons Funding LP and The Dai-Ichi Kangyo Bank, Limited, New York Branch, dated February 21, 2001.(15)
10.26	Amendment No. 2 to Lease Agreement by and between Electronic Arts Redwood, Inc. and Flatirons Funding, LP dated July 16, 2001.(16)
10.27	Participation Agreement among Electronic Arts Redwood, Inc., Electronic Arts Inc., Flatirons Funding, LP, Selco Service Corporation and Selco Redwood, LLC, Victory Receivables Corporation, The Bank of Tokyo-Mitsubishi, Ltd., various Liquidity Banks and Tranche B Banks and Keybank National Association dated July 16, 2001.(16)
10.28	Lease Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.(17)
10.29	Agreement Re: Right of First Offer to Purchase and Option to Purchase by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.(17)
10.30	Profit Participation Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.(17)
10.31	Sublease Agreement by and between Electronic Arts Inc. and Playa Capital Company, LLC, dated July 31, 2003.(17)
10.32	First Amendment to lease agreement by and between Playa Vista — Water's Edge, LLC and Electronic Arts Inc., entered into March 3, 2004.(18)
10.33	Lease agreement between ASP WT, L.L.C. ("Landlord") and Tiburon Entertainment, Inc. ("Tenant") for space at Summit Park I, dated June 15, 2004.(18)
10.34	First amendment to lease, dated December 13, 2005, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts — Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.(19)
10.35	Agreement for Underlease relating to Onslow House, Guildford, Surrey, dated 7 February 2006, by and between The Standard Life Assurance Company and Electronic Arts Limited and Electronic Arts Inc.(19)
10.36	Offer Letter for Employment at Electronic Arts Inc. to Gabrielle Toledano, dated February 6, 2006.(*)(20)
10.37	Second Omnibus Amendment (2001 Transaction), dated as of May 26, 2006, among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, The Bank of Nova Scotia, as Documentation Agent and Keybank National Association, as Agent.(21)
10.38	Second Omnibus Amendment (2000 Transaction), dated as of May 26, 2006, among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, and KeyBank National Association, as Agent.(21)
10.39	Employment Agreement dated September 26, 2006, between EA Swiss Sàrl and Gerhard Florin.(*)(22)
10.40	Offer Letter for Employment at Electronic Arts Inc. to John Riccitiello, dated February 12, 2007.(*)(23)

Number	Exhibit Title
10.41	Third Omnibus Amendment (2001 Transaction), dated as of May 14, 2007 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, The Bank of Nova Scotia, as Documentation Agent and Keybank National Association, as Agent.(24)
10.42	Third Omnibus Amendment (2000 Transaction), dated as of May 14, 2007 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, and KeyBank National Association, as Agent.(24)
10.43	Offer Letter for Employment at Electronic Arts Inc. to Peter Moore, dated June 5, 2007.(*)(25)
10.44	Electronic Arts Inc. Executive Bonus Plan.(*)(26)
10.45	Agreement and Plan of Merger By and Among Electronic Arts Inc., WHI Merger Corporation, a wholly-owned subsidiary of Parent, VG Holding Corp., and with respect to Article VII and Article IX only, Elevation Management, LLC as Stockholder Representative dated October 11, 2007.(27)
10.46	Electronic Arts Key Employee Continuity Plan.(*)(28)
10.47	Offer Letter for Employment at Electronic Arts Inc. to John Pleasants, dated February 19, 2008.(*)(29)
10.48	Offer Letter for Employment at Electronic Arts Inc. to Eric Brown, dated March 19, 2008.(*)(30)
10.49	Fourth Omnibus Amendment (2001 Transaction), dated as of April 14, 2008 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, The Bank of Nova Scotia, as Documentation Agent and Keybank National Association, as Agent.(31)
10.50	Fourth Omnibus Amendment (2000 Transaction), dated as of April 14, 2008 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, and KeyBank National Association, as Agent.(31)
10.51	Fifth Omnibus Amendment (2000 Transaction), dated as of June 9, 2008 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, and KeyBank National Association, as Agent.(32)
10.52	Fifth Omnibus Amendment (2001 Transaction), dated as of June 9, 2008 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, The Bank of Nova Scotia, as Documentation Agent and KeyBank National Association, as Agent.(32)
10.53	Form of Stock Option Agreement (2000 Equity Incentive Plan: Director Grants).(*)(33)
10.54	Sixth Omnibus Amendment (2000 Transaction), dated as of February 2, 2009 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, and KeyBank National Association, as Agent.(34)
10.55	Sixth Omnibus Amendment (2001 Transaction), dated as of February 2, 2009 among Electronic Arts Redwood LLC, as Lessee, Electronic Arts Inc., as Guarantor, SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation"), as Lessor, the Various Liquidity Banks party thereto, as Liquidity Banks, The Bank of Nova Scotia, as Documentation Agent and KeyBank National Association, as Agent.(34)
10.56	Form of Performance-Based Restricted Stock Unit Agreement, as amended.(*)(35)

Number	Exhibit Title
10.57	Electronic Arts Discretionary Bonus Plan.(*)(2)
10.58	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated.(*)
21.01	Subsidiaries of the Registrant.
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Additional exhibits furnished with this report:

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

** Portions of this exhibit have been redacted pursuant to a confidential treatment request filed with the SEC.

(1) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(2) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed May 11, 2009.

(3) Incorporated by reference to exhibits filed with Amendment No. 2 to Registrant's Registration Statement on Form S-8, filed November 6, 1991 (File No. 33-32616).

(4) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8, filed July 30, 1999 (File No. 333-84215).

(5) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8, filed August 4, 2008.

(6) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 2004 (File No. 000-17948).

(7) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(8) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 2005.

(9) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1997 (File No. 000-17948).

(10) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 1999 (File No. 000-17948).

(11) Incorporated by reference to exhibits filed with Amendment No. 2 to Registrant's Registration Statement on Form S-3, filed November 21, 2003 (File No. 333-102797).

(12) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 (File No. 000-17948).

(13) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(14) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 (File No. 000-17948).

(15) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 2001 (File No. 000-17948).

(16) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 2002 (File No. 000-17948).

(17) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-17948).

(18) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(19) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005.

(20) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the year ended March 31, 2006.

(21) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed June 1, 2006.

(22) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed September 27, 2006.

(23) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed February 26, 2007.

(24) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed May 18, 2007.

(25) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed July 17, 2007.

(26) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed July 27, 2007.

(27) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed October 11, 2007.

(28) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed February 11, 2008.

(29) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed March 17, 2008.

(30) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed March 27, 2008.

(31) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed April 11, 2008.

(32) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

(33) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on form 10- Q for the quarter ended September 30, 2008.

(34) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.

(35) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K, filed on March 24, 2009.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ John S. Riccitiello
John S. Riccitiello,
Chief Executive Officer

Date: May 21, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 21st of May 2009.

Name	Title
/s/ John S. Riccitiello John S. Riccitiello	Chief Executive Officer
/s/ Eric F. Brown Eric F. Brown	Executive Vice President, Chief Financial Officer
/s/ Kenneth A. Barker Kenneth A. Barker	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)
Directors:	
/s/ Lawrence F. Probst III Lawrence F. Probst III	Chairman of the Board
/s/ Leonard S. Coleman Leonard S. Coleman	Director
/s/ Jeff Huber Jeff Huber	Director
/s/ Gary M. Kusin Gary M. Kusin	Director
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director
/s/ Gregory B. Maffei Gregory B. Maffei	Director
/s/ Vivek Paul Vivek Paul	Director
/s/ John S. Riccitiello John S. Riccitiello	Director
/s/ Richard A. Simonson Richard A. Simonson	Director
/s/ Linda J. Srere Linda J. Srere	Director

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2009, 2008 and 2007
(In millions)

Allowance for Doubtful Accounts, Price Protection and Returns	Balance at Beginning of Period	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts[a]	Deductions[b]	Balance at End of Period
Year Ended March 31, 2009	$238	$543	$(28)	$536	$217
Year Ended March 31, 2008	$214	$328	$ 16	$320	$238
Year Ended March 31, 2007	$232	$308	$ 17	$343	$214

(a) Primarily the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account) and other reclassification adjustments.

(b) Primarily the utilization of our returns allowance and price protection reserves.

ELECTRONIC ARTS INC.

2009 FORM 10-K ANNUAL REPORT

EXHIBIT INDEX

Exhibit Number	Exhibit Title
4.01	Specimen Certificate of Registrant's Common Stock.
10.58	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated.
21.01	Subsidiaries of the Registrant.
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ADDITIONAL EXHIBITS ACCOMPANYING THIS REPORT:

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[THIS PAGE INTENTIONALLY LEFT BLANK]

ELECTRONIC ARTS INC.

Corporate Information

BOARD OF DIRECTORS

Leonard S. Coleman
Former President
The National League of
Professional Baseball

Jeffrey T. Huber
Senior Vice President of
Engineering
Google Inc.

Gary M. Kusin
Senior Advisor
TPG

Geraldine B. Laybourne
Founder, Former Chairman &
Chief Executive Officer
Oxygen Media

Gregory B. Maffei
President &
Chief Executive Officer
Liberty Media Corporation

Vivek Paul
Consultant, Former Partner
TPG

Lawrence F. Probst III
Chairman of the Board
Electronic Arts Inc.
Chairman of the Board
U.S. Olympic Committee

John S. Riccitiello
Chief Executive Officer
Electronic Arts Inc.

Richard A. Simonson
Chief Financial Officer
Nokia Corporation

Linda J. Srere
Marketing & Advertising
Consultant
Former President
Young & Rubicam Advertising

CORPORATE OFFICERS

John S. Riccitiello
Chief Executive Officer

Eric F. Brown
Executive Vice President
Chief Financial Officer

Frank D. Gibeau
President
EA Games

Peter R. Moore
President
EA SPORTS

Rodney Humble
Executive Vice President
EA Play

John F. Pleasants
President, Global Publishing
Chief Operating Officer

Gerhard Florin
Executive Vice President
Western World Publishing

Joel Linzner
Executive Vice President
Business & Legal Affairs

Gabrielle Toledano
Executive Vice President
Human Resources

Kenneth A. Barker
Senior Vice President
Chief Accounting Officer

Stephen G. Bené
Senior Vice President
General Counsel &
Corporate Secretary

CORPORATE OFFICES

Corporate Headquarters
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-1500

North America
Edmonton, Alberta
Bentonville, Arkansas
Burnaby, British Columbia
Vancouver, British Columbia
Carlsbad, California
Emeryville, California
Los Angeles, California
San Francisco, California
Orlando, Florida
Atlanta, Georgia
Chicago, Illinois
Louisville, Kentucky
St. Louis Park, Minnesota
New York, New York
Morrisville, North Carolina
Toronto, Ontario
Montreal, Quebec
Austin, Texas
Dallas, Texas
Salt Lake City, Utah
Fairfax, Virginia

International
Gold Coast, Australia
Melbourne, Australia
Sydney, Australia
Vienna, Austria
Brussels, Belgium
Hamilton, Bermuda
Sao Paulo, Brazil
Beijing, China
Shanghai, China
Prague, Czech Republic
Copenhagen, Denmark
Camden, England
Guildford, England
Vantaa, Finland
Lyon, France
Cologne, Germany
Ingelheim, Germany
Athens, Greece
Hong Kong
Budapest, Hungary
New Dehli, India
Hyderabad, India
Milan, Italy
Tokyo, Japan
Mexico City, Mexico
Amsterdam, The Netherlands
Hoensbroeck, The Netherlands
Auckland, New Zealand
Oslo, Norway
Warsaw, Poland
Lisbon, Portugal
Bucharest, Romania
Moscow, Russia
Singapore
Johannesburg, South Africa
Seoul, South Korea
Madrid, Spain
Stockholm, Sweden
Upplands Vasby, Sweden
Buchs, Switzerland
Geneva, Switzerland
Taipei, Taiwan
Bangkok, Thailand

AUDITORS

KPMG LLP
Independent Registered
Public Accounting Firm
Mountain View, California

TRANSFER AGENT

Wells Fargo Shareowner
Services
St. Paul, Minnesota

FORM 10-K

A copy of the Company's
Annual Report on Form 10-K,
as filed with the Securities
and Exchange Commission,
is available by contacting:

Investor Relations
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-7352

ANNUAL MEETING

The Company's Annual
Meeting of Stockholders is
scheduled to be held on
July 29, 2009 at 2:00 P.M. at
the Company's headquarters:

Electronic Arts Inc.
209 Redwood Shores Parkway
Building 250
Redwood City, CA 94065

Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
www.ea.com